Bristol Myers Squibb®

2024 ANNUAL REPORT



In 2024, Bristol Myers Squibb marked the 10th anniversary of Global Patient Week, an event that connects employees with patients, celebrating these inspiring individuals who are at the heart of the company's mission. This week-long celebration brings patients to Bristol Myers Squibb facilities around the world, offering them the opportunity to share their stories and meet the dedicated individuals who contribute to their fight against disease. Global Patient Week serves as a powerful reminder of what Bristol Myers Squibb employees strive for daily across all functions, locations and countries — keeping patients at the heart of their work.

A question often asked of new employees is, "Who are you working for?" For most of our colleagues, the answer is personal — many have loved ones either waiting for a life-saving medicine or who have benefitted from one. Anchoring ourselves to this "who" provides a deeply personal connection to BMS's mission of transforming lives through science. Every day, we are inspired by the opportunity to deliver life-changing medicines and provide patients with hope.

 Scan the QR Code to learn more about the Bristol Myers Squibb Global Patient Week.

Transforming patients' lives through science™

Our Mission
To discover, develop and deliver innovative medicines that help patients prevail over serious diseases

Our Vision
To be the world's leading biopharma company that transforms patients' lives through science

Our Values
Integrity • Innovation • Urgency
Passion • Accountability • Inclusion



A LETTER FROM

Chris

Christopher Boerner, Ph.D.
Board Chair and Chief Executive Officer

A History of Transformation

Since our founding, one thing has been clear: Bristol Myers Squibb is in the business of transformation. We're known for transforming patients' lives through the delivery of innovative medicines. But our company itself has also transformed, many times over.

From producing vaccines for tuberculosis, to enabling the mass production of penicillin during World War II, to developing critical HIV medications, to pioneering cancer research and anti-cancer treatments, BMS has consistently evolved to keep pace with the needs of patients and the ever-changing scientific landscape.

This resiliency and willingness to adapt sits at the core of our ability to deliver on our mission. It's in our DNA. And it remains a part of our identity today.

In 2024, we began executing our strategy to transform BMS once again. Our long-term goal is to successfully navigate industry-wide headwinds and multiple losses of exclusivity and exit the decade as one of the sector's fastest-growing companies.

We made important progress against our plan, focusing our efforts on three key objectives: 1) focus on transformational medicines where we have a competitive advantage, 2) drive operational excellence throughout the organization, and 3) strategically allocate capital for long-term growth and shareholder returns.

Continued on next page…





"Our commitment to patients drives the decisions we make. Patients have always been, and will always be, our north star."

Building the Foundation for Top-Tier Sustainable Growth

Through this work, we delivered strong financial performance, with a 7% year-over-year increase[1] in total revenues and a double-digit revenue increase in the Growth Portfolio.

- **Focused on transformational medicines where we have a competitive advantage.** Last year, we achieved numerous regulatory milestones. This includes the U.S. approval and launch of *Cobenfy*, the first new mechanism of action in schizophrenia in decades, and *Opdivo Qvantig*, the first and only subcutaneously administered PD-1 inhibitor. As we progressed critical science, we also prioritized and invested in our Growth Portfolio and critical pipeline assets that will have the greatest potential clinical benefit in areas of high unmet need.

Additionally, our robust pipeline is entering a data-rich period. We expect *Cobenfy* to have a potential new indication or data readout every year for the rest of the decade, starting with Alzheimer's Disease psychosis and followed by bipolar I disorder, Alzheimer's Disease agitation and Alzheimer's Disease cognition. We have a wave of additional catalysts reading out this year and continuing through 2027, including

pivotal line extension data for *Reblozyl* and *Camzyos*, as well as potential registrational opportunities for cell therapy, cardiovascular, radiopharmaceutical and CELMoD assets.

Looking at the depth of our science, it's an exciting time for Bristol Myers Squibb. Our portfolio is significantly younger, more diversified and balanced across therapeutic areas, and our pipeline is, in my view, the best in the company's history.

- **Drove operational excellence throughout the organization.** We took important steps last year to become a more agile organization. We announced an initiative to drive operational efficiencies and increase productivity with the goal of achieving $1.5 billion in cost savings by the end of 2025. We realized the majority in 2024, and savings have primarily been re-invested in high-value opportunities and programs with the greatest potential of success. Since then, we expanded this initiative to capture an anticipated $2 billion in additional savings by the end of 2027, which we expect will be removed from our cost structure. We're also increasingly leveraging technology and the responsible use of artificial intelligence throughout the organization, including in areas like clinical trials, to accelerate our pace of innovation and reduce our cost base.

---

[1] Or 9% when adjusted for foreign exchange. A reconciliation of GAAP to non-GAAP measures can be found on our website at bms.com.
See, "Quarterly package of financial information" available on bms.com/investors for additional information on the limitations of non-GAAP financial measures.
[2] Subject to the normal quarterly review by the Board of Directors.
[3] Or 19% when adjusted for foreign exchange. A reconciliation of GAAP to non-GAAP measures can be found on our website at bms.com.
See, "Quarterly package of financial information" available on bms.com/investors for additional information on the limitations of non-GAAP financial measures.
[4] Represents cash returned through the dividend.



- **Strategically allocated capital for long-term growth and shareholder returns.** Our progress in 2024 strengthened the company's financial position and provided additional flexibility to pursue opportunities that enhance our growth profile. We sourced innovation externally, closing and integrating the acquisitions of Karuna Therapeutics, RayzeBio and Mirati Therapeutics, which added key neuroscience, radiopharmaceutical and oncology capabilities, respectively, to our portfolio. At the same time, we returned cash to shareholders and strengthened our balance sheet by paying down debt. True to our commitment to deliver shareholder value, the company announced a 3.3% quarterly dividend increase for 2025[2], marking the 93rd consecutive year we have paid a dividend.

Reinventing to Lead

During this newest transformation, our commitment to patients drives the decisions we make. Patients have always been, and will always be, our north star.

As our business evolves, I'm energized by BMS's potential and by the knowledge that we've transformed ourselves in the past and emerged stronger than ever. We have the best and brightest people in the industry working together to define what's possible for the future of science and the patients we serve. Our dedicated global workforce continues to achieve amazing things, and I am thankful for their commitment.

Thank you all for your support and for joining us on this journey.

Sincerely,

Chris

Chris Boerner, Ph.D.
Board Chair and Chief Executive Officer

March 26, 2025

2024 Highlights

Revenue Growth Overview

Total Revenues	Year-Over-Year Growth[1]
$48.3B	7%

Growth Portfolio Revenues	Year-Over-Year Growth[3]
$22.6B	17%

Significant Pipeline Advancement in 2024

19 approvals from FDA and other major markets

9	$11.2B
IND approvals	invested in R&D

Financial Strength and Shareholder Returns

$15.2B
in Cash Flow from Operating Activities

$11.2B	$4.9B
Cash and Marketable Securities	Returned Cash to Shareholders[4]

Looking ahead, we have the potential to deliver...

10+	30+
NMEs	major LCM indications

between 2025 and 2030.

Development Portfolio by Therapeutic Area

Listed below are our clinical studies and approved indications for our marketed products in the related therapeutic area as of February 6, 2025. Whether any of the listed compounds ultimately becomes a marketed product depends on the results of clinical studies, the competitive landscape of the potential product's market, reimbursement decisions by payers and the manufacturing processes necessary to produce the potential product on a commercial scale, among other factors. There can be no assurance that we will seek regulatory approval of any of these compounds or that, if such approval is sought, it will be obtained. There is also no assurance that a compound which gets approved will be commercially successful. At this stage of development, we cannot determine all intellectual property issues or all the patent protection that may, or may not, be available for these investigational compounds.



Hematology

Phase I

Investigational Compounds

BCL6 LDD
– Lymphoma

CD33-GSPT1 ADC
– Acute Myeloid Leukemia

CK1α Degrader
– Hematologic Malignancies

Dual Targeting BCMAxG-PRC5D CAR T
– Relapsed/Refractory Multiple Myeloma

HbF Activating CELMoD
– Sickle Cell Disease

Phase II

Additional Indications

BREYANZI
– Relapsed/Refractory Marginal Zone Lymphoma

REBLOZYL⁺
– A-Thalassemia

Investigational Compounds

arlo-cel (GPRC5D CAR T)
– Relapsed/Refractory Multiple Myeloma

golcadomide
– Relapsed/Refractory Follicular Lymphoma

Phase III

Additional Indications

REBLOZYL⁺
– 1L NTD Myelodysplastic Syndrome Associated Anemia
– 1L TD Myelofibrosis Associated Anemia

Investigational Compounds

arlo-cel (GPRC5D CAR T)
– 2-4L Multiple Myeloma

golcadomide
– High Risk 1L Large B-cell Lymphoma

iberdomide
– 2L+ Multiple Myeloma
– Post-Autologous Stem Cell Therapy Maintenance Newly Diagnosed Multiple Myeloma

mezigdomide
– 2L+ Multiple Myeloma Kd
– 2L+ Multiple Myeloma Vd

Approved Indications

ABECMA
– 3L+ Triple-Class Exposed Relapsed/Refractory Multiple Myeloma

BREYANZI
– 2L+ Large B-cell Lymphoma
– 3L+ CLL/SLL
– 3L+ FL
– 3L+ MCL

EMPLICITI + POMALYST/IMNOVID
– Relapsed/Refractory Multiple Myeloma

EMPLICITI + REVLIMID
– Relapsed/Refractory Multiple Myeloma

IDHIFA
– Relapsed/Refractory Acute Myeloid Leukemia

INREBIC
– Myelofibrosis

ONUREG
– Post-Induction Acute Myeloid Leukemia Continued Treatment/Maintenance

OPDIVO⁺
– Relapsed/Refractory Classical Hodgkin Lymphoma

POMALYST/IMNOVID
– Relapsed/Refractory Multiple Myeloma
– AIDS related Kaposi Sarcoma
– HIV-negative Kaposi Sarcoma

REBLOZYL⁺
– Transfusion-Dependent Beta-Thalassemia Associated Anemia
– MDS RS or MDS/MPN-RS-T Adult Patients and Previously Treated with ESA – MDS Associated Anemia in ESA naïve patients who may require RBC Transfusion

REVLIMID
– Mantle Cell Lymphoma
– MDS
– Multiple Myeloma
– Follicular Lymphoma
– Marginal Zone Lymphoma

SPRYCEL
– 1L CML
– Acute Lymphoblastic Leukemia with Resistance or Intolerance to Prior Therapy
– Refractory CML

Note: Above pipeline excludes clinical collaborations

⁺ Development Partnerships: *AUGTYRO:* Zai Lab; BMS-986495: Prothena; *COBENFY:* Zai Lab; iza-bren (EGFRxHER3 ADC): SystImmune; *KRAZATI:* Zai Lab; milvexian: Johnson & Johnson; obexelimab: Zenas BioPharma; *OPDIVO, YERVOY, OPDUALAG,* nivolumab + relatlimab HD, Anti-CCR8 + nivolumab: Ono; PKCθ Inhibitor: Exscientia; *REBLOZYL:* Merck; rHuPH20: Halozyme

Partner-run study

Oncology

Phase I

Investigational Compounds

Anti-CCR8
– Solid Tumors

BMS-986460
– Prostate Cancer

BMS-986463
– Solid Tumors

BMS-986482
– Solid Tumors

BMS-986484
– Solid Tumors

BMS-986488
– Solid Tumors

BMS-986490
– Solid Tumors

HELIOS CELMoD
– Solid Tumors

iza-bren (EGFRxHER3 ADC)⁺
– 1L NSCLC#
– Metastatic NSCLC
– Solid Tumors#

PRMT5 Inhibitor
– Solid Tumors

RYZ101
– Extensive Stage SCLC
– HR+/HER2- Unresectable Metastatic Breast Cancer

RYZ801
– Hepatocellular Carcinoma

SOS1 Inhibitor
– Solid Tumors

Phase II

Additional Indications

KRAZATI⁺
– 1L NSCLC PD-L1<50%

Phase III

Additional Indications

KRAZATI⁺
– 1L NSCLC PD-L1≥50%
– 2L Colorectal Cancer

OPDIVO⁺
– Adjuvant Hepatocellular Carcinoma
– Peri-adjuvant Muscle Invasive Urothelial Carcinoma

OPDIVO⁺ + YERVOY⁺
– 1L Hepatocellular Carcinoma

OPDUALAG⁺
– Adjuvant Stage III/IV Melanoma

Investigational Compounds

AR LDD
– Metastatic Castration-Resistant Prostate Cancer

atigotatug (Anti-Fucosyl GM1) + nivolumab
– 1L Extensive Stage SCLC

nivolumab + relatlimab HD⁺
– 1L NSCLC PD-L1≥1%

RYZ101
– 2L+ SSTR2+ Gastroenteropancreatic Neuroendocrine Tumors

subcutaneous nivolumab + relatlimab + rHuPH20⁺
– 1L Melanoma

Approved Indications

ABRAXANE
– Gastric (Japan Only)
– Locally Advanced or Metastatic NSCLC
– Metastatic Breast Cancer

AUGTYRO⁺
– ROS1+ NSCLC
– NTRK-Positive Locally Advanced or Metastatic Solid Tumors

KRAZATI⁺
– 2L+ KRASG12C-mutated Advanced NSCLC
– KRASG12C-mutated CRC after prior treatment with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy

OPDIVO⁺
– Metastatic Melanoma
– 1L Metastatic Gastric, Gastroesophageal Junction, and Esophageal Adenocarcinoma
– 1L Metastatic Esophageal
– 1L MIUC cis-eligible
– Adjuvant Melanoma
– Adjuvant Urothelial Carcinoma
– Adjuvant Esophageal/Gastroesophageal
– Neoadjuvant NSCLC
– Perioperative NSCLC
– Previously treated advanced RCC
– Previously treated Gastric cancer (Japan)
– Previously treated Metastatic Head & Neck
– Previously treated Metastatic MSI-High CRC
– Previously treated Metastatic NSCLC
– Previously treated Metastatic Urothelial Cancer
– Previously treated Metastatic Esophageal Cancer

OPDIVO QVANTIG
– Indicated for subcutaneous use in most previously approved adult, solid tumor *Opdivo* indications

OPDIVO⁺ + cabozantinib⁺
– 1L Advanced RCC

OPDIVO⁺ + YERVOY⁺
– 1L Metastatic Melanoma
– 1L Mesothelioma
– 1L Metastatic NSCLC
– 1L Advanced RCC
– 1L+ MSI-High CRC
– Previously treated Metastatic MSI-High CRC
– Previously treated HCC
– 1L Esophageal

OPDUALAG
– 1L Melanoma

YERVOY⁺
– Adjuvant Melanoma
– Metastatic Melanoma

Development Portfolio by Therapeutic Area

Immunology

Phase I	Phase II	Phase III	Approved Indications
Investigational Compounds	**Additional Indications**	**Additional Indications**	*ORENCIA*
BMS-986454	*SOTYKTU*	*SOTYKTU*	– Moderate-to-Severe JIA Intravenous
– Autoimmune Disease	– Discoid Lupus Erythematosus	– Psoriatic Arthritis	– Moderate-to-Severe JIA Subcutaneous
CD19 NEX T		– Systemic Lupus Erythematosus	– Psoriatic Arthritis
– Autoimmune Diseases	**Investigational Compounds**	– Sjögren's Syndrome	– Moderate-to-Severe RA Auto injector
– Severe Refractory Systemic Lupus Erythematosus	**afimetoran**		– Moderate-to-Severe RA Intravenous
IL2-CD25	– Systemic Lupus Erythematosus	**Investigational Compounds**	– Moderate-to-Severe RA Subcutaneous
– Autoimmune Disease	**BMS-986322 (TYK2 Inhibitor)**	**admilparant (LPA1 Antagonist)**	– Prophylaxis of Acute Graft versus Host Disease
PKCθ Inhibitor✦	– Moderate-to-Severe Psoriasis	– Idiopathic Pulmonary Fibrosis	*SOTYKTU*
– Autoimmune Disease		– Progressive Pulmonary Fibrosis	– Adults with Moderate-to-Severe Plaque Psoriasis
		obexelimab✦	*ZEPOSIA*
		– IgG4-Related Disease	– Relapsing forms of Multiple Sclerosis
			– Moderate-to-Severe UC

Cardiovascular

	Phase II	Phase III	Approved Indications
	Investigational Compounds	**Additional Indications**	*CAMZYOS*
	MYK-224	*CAMZYOS*	– Symptomatic NHYA Class II-III Obstructive Hypertrophic Cardiomyopathy
	– Heart Failure with Preserved Ejection Fraction	– Non-Obstructive Hypertrophic Cardiomyopathy	*ELIQUIS*
			– Stroke Risk Reduction in Non-Valvular Atrial Fibrillation
		Investigational Compounds	– Treatment of Venous Thromboembolism and Risk Reduction after Initial Therapy
		milvexian✦	– Prophylaxis of Deep Vein Thrombosis after Hip or Knee Replacement Surgery
		– Acute Coronary Syndrome#	
		– Atrial Fibrillation#	
		– Secondary Stroke Prevention#	

Neuroscience

Phase I	Phase II	Phase III	Approved Indications
Investigational Compounds	**Investigational Compounds**	**Additional Indications**	*COBENFY*
BMS-986495✦	**Anti-MTBR Tau**	*COBENFY*	– Adults with Schizophrenia
– Neurodegenerative Diseases	– Alzheimer's Disease	– Adjunctive Schizophrenia	
CD19 NEX T	**FAAH/MGLL Dual Inhibitor**	– Psychosis in Alzheimer's Disease	
– Multiple Sclerosis	– Alzheimer's Disease Agitation		
– Myasthenia Gravis	– Multiple Sclerosis Spasticity		
eIF2B Activator			
– Alzheimer's Disease			
TRPC4/5 Inhibitor			
– Mood and Anxiety Disorders			

Bristol Myers Squibb
2024 Financial Report

Table of Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Management's discussion and analysis of financial condition and results of operations is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K to enhance the understanding of our results of operations, financial condition and cash flows.

The comparison of 2023 to 2022 results has been omitted from this Annual Report on Form 10-K and is incorporated by reference in our Form 10-K for the year ended December 31, 2023 "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" filed on February 13, 2024.

EXECUTIVE SUMMARY

Bristol-Myers Squibb Company is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

In 2024, we achieved multiple clinical and regulatory milestones across our portfolio including (i) approvals for *Breyanzi* in the U.S. and Japan for adults with relapsed or refractory FL and in the U.S. for adults with relapsed or refractory CLL/SLL and MCL; (ii) *Reblozyl's* expanded approval to include the first-line treatment of adult patients with transfusion-dependent anemia due to very low, low and intermediate-risk MDS in the EU and Japan; (iii) FDA approval of *Opdivo Qvantig* injection for subcutaneous use in most previously approved adult solid tumor *Opdivo* indications; (iv) FDA approval of *Opdivo* for the treatment of adult patients with resectable NSCLC, in combination with platinum-doublet chemotherapy, followed by single-agent *Opdivo* as adjuvant treatment after surgery; and (v) FDA approval and subsequent launch of *Cobenfy* for the treatment of schizophrenia in adults.

In 2024, we completed the following acquisitions: (i) Karuna, a biopharmaceutical company in the area of developing and delivering medicines, including *Cobenfy,* for psychiatric and neurological conditions; (ii) RayzeBio, a clinical-stage radiopharmaceutical therapeutics company with a pipeline of potentially first-in-class and/or best-in-class drug development programs; and (iii) Mirati, a commercial stage targeted oncology company, with a commercialized medicine, *Krazati*, and clinical programs in development. We also entered into a strategic collaboration with SystImmune, to co-develop and co-commercialize izalontamab brengitecan (iza-bren or BL-B01D1), a bispecific topoisomerase inhibitor-based anti-body drug conjugate. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for additional information.

Financial Highlights

Dollars in millions, except per share data		Year Ended December 31,		
		2024		2023
Total Revenues	$	48,300	$	45,006
Diluted (Loss)/Earnings Per Share				
GAAP	$	(4.41)	$	3.86
Non-GAAP		1.15		7.51

Revenues increased by 7%, primarily driven by the Growth Portfolio and *Eliquis*, partially offset by generic erosion in the Legacy Portfolio. We expect continued generic erosion within our Legacy Portfolio in 2025 primarily due to *Revlimid*, *Sprycel* and for *Pomalyst* outside the U.S.

The $8.27 decrease in GAAP EPS in 2024 was primarily driven by a one-time, non-deductible Acquired IPRD charge resulting from the Karuna asset acquisition and SystImmune collaboration, which impacted full-year GAAP EPS by approximately $6.28 and the impact of certain specified items, primarily intangible asset impairments. After adjusting for specified items, the $6.36 decrease in non-GAAP EPS was primarily due to the aforementioned Acquired IPRD charges and higher interest expense partially offset by higher revenues.

Our non-GAAP financial measures, including non-GAAP earnings and related EPS information, are adjusted to exclude specified items that represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results. For a detailed listing of all specified items and further information, reconciliations and changes to our non-GAAP financial measures refer to "—Non-GAAP Financial Measures."

Economic and Market Factors

Governmental Actions

As regulators continue to focus on prescription drugs, our products are facing increased pressures across the portfolio. These pressures stem from legislative and policy changes, including price controls, pharmaceutical market access, discounting, changes to tax and importation laws and other restrictions in the U.S., EU and other regions around the world. These pressures have resulted in lower prices, lower reimbursement rates and smaller populations for whom payers will reimburse, which can negatively impact our results of operations (including intangible asset impairment charges), operating cash flow, liquidity and financial flexibility. The IRA directs (i) the federal government to "negotiate" prices for select high-cost Medicare Part D (beginning in 2026) and Part B (beginning in 2028) drugs that are more than nine years (for small-molecule drugs) or 13 years (for biological products) from their initial FDA approval, (ii) manufacturers to pay a rebate for Medicare Part B and Part D drugs when prices increase faster than inflation and (iii) the formation of the Part D Manufacturer Program which replaced the Part D CGDP and established a $2,000 cap for out-of-pocket costs for Medicare beneficiaries as of January 2025, with manufacturers being responsible for 10% of costs up to the $2,000 cap and 20% after that cap is reached. In August 2024, as part of the first round of government price setting pursuant to the IRA, the HHS announced the "maximum fair price" for a 30-day equivalent supply of *Eliquis*, which applies to the U.S. Medicare channel effective January 1, 2026. In January 2025, the HHS selected *Pomalyst* as a medicine subject to "negotiation" for government-set prices beginning in 2027. It is possible that more of our products could be selected in future years, which could, among other things, accelerate revenue erosion prior to expiry of intellectual property protections. We continue to evaluate the impact of the IRA on our results of operations, and it is possible that these changes may result in a material impact on our business and results of operations.

In addition, in December 2023, the Biden administration released a proposed framework that for the first time proposed that a drug's price can be a factor in determining that the drug is not accessible to the public and, therefore, that the government could exercise "march-in rights" and license it to a third party to manufacture. We cannot predict whether the Trump administration will finalize the draft framework or if the government will propose other drug pricing policy changes. If pursued and finalized, these policies could reduce prices and reimbursement for certain of our products and could significantly impact our business and consolidated results of operations.

At the state level, multiple states have passed, are pursuing or are considering government action via legislation or regulations to change drug pricing and reimbursement (e.g., establishing prescription drug affordability boards, implementing manufacturer mandates tied to the Federal Public Health Service Act drug pricing program, etc.). Some of these state-level actions may also influence federal and other state policies and legislation. Given the current uncertainty surrounding the adoption, timing and implementation of many of these measures, as well as pending litigation challenging such laws, we are unable to predict their full impact on our business. However, such measures could modify or decrease access, coverage, or reimbursement of our products, or result in significant changes to our sales or pricing practices, which could have a material impact on our revenues and results of operations. With respect to the Federal Public Health Service Act drug pricing program, certain states have enacted laws regulating manufacturer pricing obligations under the program to date. Several additional states are considering similar potential legislation or other government actions, and we expect other states may do the same in the future.

Additionally, in connection with the IRA, the following changes have been made to U.S. tax laws, including (i) a 15% minimum tax that generally applies to U.S. corporations on adjusted financial statement income beginning in 2023 and (ii) a non-deductible 1% excise tax provision on net stock repurchases after December 31, 2022. Furthermore, countries are in the process of enacting changes to their tax laws to implement the agreement by the OECD to establish a global minimum tax. See risk factors on these items included in our most recently filed 2024 Form 10-K under "Part I—Item 1A. Risk Factors—Product, Industry and Operational Risks— Increased pricing pressure and other restrictions in the U.S. and abroad continue to negatively affect our revenues and profit margins", "—We could lose market exclusivity of a product earlier than expected" and "—Changes to tax regulations could negatively impact our earnings."

Significant Product Approvals

The following is a summary of the significant approvals received:

Product	Date	Approval
Augtyro	January 2025	EC approval for *Augtyro* as a treatment for adult patients with ROS1-positive NSCL and for adult and pediatric patients 12 years of age and older with NTRK-positive solid tumors.
Opdivo Qvantig (nivolumab and hyaluronidase-nvhy)	December 2024	FDA approval for *Opdivo Qvantig* injection for subcutaneous use, a combination product of nivolumab co-formulated with recombinant human hyaluronidase, in most previously approved adult, solid tumor *Opdivo* indications as monotherapy, monotherapy maintenance following completion of *Opdivo* plus *Yervoy* combination therapy, or in combination with chemotherapy or cabozantinib.
Opdivo	December 2024	Japan's Ministry of Health, Labour and Welfare approval of *Opdivo* for the treatment of radically unresectable urothelial carcinoma.
Zeposia	December 2024	Japan's Ministry of Health, Labour and Welfare approval of *Zeposia* for the treatment of moderate to severe UC in patients who have had an inadequate response to conventional therapies.
Opdivo+Yervoy	December 2024	EC approval of *Opdivo* plus *Yervoy* for the first-line treatment of adult patients with microsatellite instability-high or mismatch repair deficient unresectable or metastatic colorectal cancer.
Opdivo	October 2024	FDA approval of *Opdivo* for the treatment of adult patients with resectable (tumors ≥ 4 cm or node positive) NSCLC and no known epidermal growth factor receptor mutations or anaplastic lymphoma kinase rearrangements, for neoadjuvant treatment, in combination with platinum-doublet chemotherapy, followed by single-agent *Opdivo* as adjuvant treatment after surgery.
Cobenfy	September 2024	FDA approval of *Cobenfy* for the treatment of schizophrenia in adults.
Augtyro	September 2024	Japan's Ministry of Health, Labour and Welfare approval of *Augtyro* for the treatment of patients with ROS1 fusion-positive, unresectable advanced or recurrent NSCLC.
Breyanzi	August 2024	Japan's Ministry of Health, Labour and Welfare approval of *Breyanzi* for the treatment of relapsed or refractory FL after one prior line of systemic therapy in patients with high-risk FL and after two or more lines of systemic therapy.
Krazati	June 2024	FDA accelerated approval for *Krazati* in combination with cetuximab as a targeted treatment option for adult patients with KRAS^{G12C}-mutated locally advanced or metastatic colorectal cancer, as determined by an FDA-approved test, who have received prior treatment with fluoropyrimidine-, oxaliplatin- and irinotecan-based chemotherapy.
Augtyro	June 2024	FDA accelerated approval of *Augtyro* for the treatment of adult and pediatric patients 12 years of age and older with solid tumors that have a neurotrophic tyrosine receptor kinase gene fusion, are locally advanced or metastatic or where surgical resection is likely to result in severe morbidity, and have progressed following treatment or have no satisfactory alternative therapy.
Opdivo	May 2024	EC approval of *Opdivo* in combination with cisplatin and gemcitabine for the first-line treatment of adult patients with unresectable or metastatic urothelial carcinoma.
Breyanzi	May 2024	FDA approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory MCL who have received at least two prior lines of systemic therapy, including a Bruton tyrosine kinase inhibitor.

Product	Date	Approval
Breyanzi	May 2024	FDA accelerated approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory FL who have received at least two prior lines of systemic therapy.
Abecma	April 2024	FDA approval of *Abecma* for the treatment of adult patients with relapsed or refractory multiple myeloma after two or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.
Reblozyl	April 2024	EC expanded approval of *Reblozyl* to include the first-line treatment of adult patients with transfusion-dependent anemia due to very low, low and intermediate-risk MDS.
Abecma	March 2024	EC approval of *Abecma* for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least two prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy.
Breyanzi	March 2024	FDA accelerated approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory CLL or SLL who have received at least two prior lines of therapy, including a Bruton tyrosine kinase inhibitor and a B-cell lymphoma 2 inhibitor.
Opdivo	March 2024	FDA approval of *Opdivo*, in combination with cisplatin and gemcitabine, for the first-line treatment of adult patients with unresectable or metastatic urothelial carcinoma.
Reblozyl	January 2024	Japan's Ministry of Health, Labour and Welfare approval of *Reblozyl* for the treatment of anemia associated with myelodysplastic syndrome.

Refer to "—Product and Pipeline Developments" for all of the developments in our marketed products and late-stage pipeline in 2024 and in early 2025.

Strategy

Our principal strategy is to combine the resources, scale and capability of a large pharmaceutical company with the speed, agility and focus on innovation typically found in the biotech industry. Our focus as a biopharmaceutical company is on discovering, developing and delivering transformational medicines for patients facing serious diseases in areas where we believe that we have an opportunity to make a meaningful difference: oncology, hematology, immunology, cardiovascular, neuroscience and other areas where we can also create long-term value. Our priorities are to focus on transformational medicines where we have a competitive advantage, drive operational excellence throughout the organization and strategically allocate capital for long-term growth and returns.

Our R&D strategy is intended to ensure that we support scientific innovation, bringing first-in class and/or best-in-class medicines to patients at an accelerated speed in our core therapeutic areas, as we leverage our differentiated research platforms, including radiopharmaceutical therapy, targeted protein degradation and cell therapy. We have a broad mid- to late-stage pipeline of ongoing Phase II and Phase III programs across our core therapeutic areas. Over the next 24 months, we expect a number of registrational data readouts with the potential to deliver 10 or more new medicines and multiple additional indications over the next five years.

In oncology, we are focused on extending and strengthening our leadership in IO, as well as diversifying beyond IO. The acquisition of RayzeBio, a leader in the field of radiopharmaceuticals for solid tumor oncology, provided us with RYZ101, a late-stage asset, an investigational new drug engine and in-house manufacturing capabilities. In hematology, we see significant potential with our targeted protein degradation platform, which includes potentially first-in-class CELMoDs currently under investigation for multiple myeloma with iberdomide and mezigdomide and lymphoma with golcadomide. In cell therapy, we are building on our expertise and leadership, developing next generation CAR-T treatments with first-in-class potential. We are investigating arlo-cel in pivotal studies targeting multiple myeloma and advancing development for CD19-targeted NEX-T, an optimized asset aimed at resetting the immune system, in autoimmune diseases. We are exploring CD19-targeted NEX-T's potential in multiple disease areas, including systemic lupus erythematosus, MS, and other indications. Additionally, in immunology, we are developing admilparant, our LPA1 antagonist targeting pulmonary fibrosis with ongoing registrational clinical trials for IPF and PPF. In cardiovascular diseases, the LIBREXIA clinical program, in partnership with Johnson & Johnson, includes three Phase III registrational trials for milvexian in atrial fibrillation, secondary stroke prevention and acute coronary syndrome. Lastly in neuroscience, with the addition of *Cobenfy*, we have a growing, diverse neuroscience pipeline that includes a range of investigational therapies that are being studied for their disease-modifying potential as well as critical symptomatic relief. Together with our proven track record, rapidly advancing pipeline and increasing use of artificial intelligence, we are increasing our R&D productivity, enabling us to identify more high-quality candidates and increase their probability of reaching patients in need.

We are driving commercial execution in our key first-in-class and/or best-in-class marketed products, where we continue to expand and see potential for further expansion into the future. We have established a foundation in IO with *Opdivo*, *Yervoy* and *Opdualag* and received FDA approval for *Opdivo Qvantig* in December 2024 for multiple indications at launch. *Reblozyl,* in first-line MDS-associated anemia, continues to drive market share within the larger first-line RS negative population. We have an ongoing registrational trial to potentially expand into chronic anemia associated with myelofibrosis. In cell therapy, we achieved important approvals for *Breyanzi* for patients with relapsed or refractory CLL/SLL, FL and MCL, making *Breyanzi* the CAR-T cell therapy available to treat the broadest array of B-cell malignancies. In cardiovascular diseases, *Camzyos* continues to provide benefits to patients with oHCM, with the potential expansion opportunity into nHCM. Finally, in neuroscience, we launched *Cobenfy* for the treatment of schizophrenia in adults. Registrational studies are ongoing or planned for *Cobenfy* in Adjunctive Schizophrenia, Alzheimer's Disease Psychosis, Alzheimer's Disease Agitation, Alzheimer's Disease Cognition, Bipolar I Disorder and Autism spectrum disorder irritability.

We remain committed to the strategic allocation of resources and investing in areas that maximize value and drive sustainable growth. We previously announced a strategic productivity initiative to accelerate the delivery of medicines to patients by evolving and streamlining our enterprise operating model in key areas such as R&D, manufacturing, commercial and other functions. We expected to realize cost savings of approximately $1.5 billion by the end of 2025, which is primarily being reinvested to fund innovation and drive growth. We have expanded our strategic productivity initiative and we now expect to deliver approximately $2.0 billion in additional annual cost savings by the end of 2027. The exit costs resulting from these actions are included in our updated 2023 Restructuring Plan.

Our strategy extends well beyond the discovery, development and delivery of transformative medicines that help patients prevail over serious diseases. We understand the future of our employees, our communities, our planet, and our business are inextricably linked. Through our Environmental, Social and Governance (ESG) strategy, we seek to mobilize our capabilities and resources to positively impact the communities where we live, work, and serve around the world. As we work to transform patients' lives through science, we operate with effective governance, uncompromising quality and compliance, and the highest ethical standards to deliver our mission. These values have been central to who we are, what we do, and how we do it since our company was founded in 1887. We believe that driving long-term business value is at the heart of living our purpose, enabling us to be leaders and difference-makers for generations to come.

Acquisitions, Divestitures, Licensing and Other Arrangements

For detailed information on significant acquisitions, divestitures, collaborations, licensing and other arrangements during 2024 refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements."

RESULTS OF OPERATIONS

Regional Revenues

The composition of the changes in revenues was as follows:

Dollars in millions	Year Ended December 31,		% Change	Foreign Exchange[c]
	2024	**2023**		
United States	$ **34,105**	$ 31,210	9 %	—
International[a]	**13,199**	13,097	1 %	(5)%
Other revenues[b]	**996**	699	42 %	N/A
Total Revenues	$ **48,300**	$ 45,006	7 %	(2)%

(a) Beginning in 2024, Puerto Rico revenues are presented as part of International revenues to align with management's review of the Company's financial results. Prior period amounts have been recast to conform to the current presentation.
(b) Other revenues include royalties and alliance-related revenues for products not sold by our regional commercial organizations.
(c) Foreign exchange impacts were derived by applying the prior period average currency rates to the current period revenues.

United States

- U.S. revenues increased 9% in 2024 primarily due to higher demand within the Growth Portfolio, *Eliquis*, and *Pomalyst* partially offset by generic erosion in the Legacy Portfolio. Average net selling prices decreased by 1% in 2024 compared to 2023.

International

- International revenues in 2024 increased 1% primarily due to demand within the Growth Portfolio, partially offset by generic erosion within the Legacy Portfolio and foreign exchange impacts. The negative foreign exchange impacts of 5% was primarily attributed to devaluation of the Argentine peso, which was partially offset by inflation-related local currency price increases.

No single country outside the U.S. contributed more than 10% of total revenues in 2024 and 2023. Our business is typically not seasonal; however, in the first quarter we typically see an unwinding of sales channel inventory build-up from the fourth quarter of the prior year.

GTN Adjustments

We recognize revenue net of GTN adjustments that are further described in "—Critical Accounting Policies."

The activities and ending reserve balances for each significant category of GTN adjustments were as follows:

Dollars in millions	Charge-Backs and Cash Discounts	Medicaid and Medicare Rebates	Other Rebates, Returns, Discounts and Adjustments	Total
Balance at January 1, 2024	$ 646	$ 4,445	$ 3,237	$ 8,328
Provision related to sales made in:				
Current period	11,518	16,642	8,892	37,052
Prior period	(8)	(91)	(60)	(159)
Payments and returns	(11,254)	(15,612)	(8,287)	(35,153)
Foreign currency translation and other	(2)	1	(146)	(147)
Balance at December 31, 2024	$ 900	$ 5,385	$ 3,636	$ 9,921

The reconciliation of gross product sales to net product sales by each significant category of GTN adjustments was as follows:

Dollars in millions	Year Ended December 31,		% Change
	2024	2023	
Gross product sales	$ 83,671	$ 73,679	14 %
GTN Adjustments			
Charge-backs and cash discounts	(11,510)	(9,144)	26 %
Medicaid and Medicare rebates	(16,551)	(13,411)	23 %
Other rebates, returns, discounts and adjustments	(8,832)	(7,346)	20 %
Total GTN Adjustments	(36,893)	(29,901)	23 %
Net product sales	$ 46,778	$ 43,778	7 %
GTN adjustments percentage	44 %	40 %	4 %
U.S.	49 %	46 %	3 %
Non-U.S.	20 %	19 %	1 %

Reductions to provisions for product sales made in prior periods resulting from changes in estimates were $159 million for 2024 and $134 million for 2023. The reductions to provisions in both years were driven by the non-U.S. revisions in clawback amounts driven by VAT recoverable estimates. GTN adjustments are primarily a function of product sales volume, regional and payer channel mix, contractual or legislative discounts and rebates. U.S. GTN adjustments percentage increased primarily due to higher government channel mix, which has higher GTN adjustment percentages. Non-U.S. GTN adjustments percentage increased primarily due to continued pricing pressures. We expect to experience additional GTN pressures during the first quarter of 2025 as a result of Medicare Part D redesign, particularly for *Eliquis* and certain other products.

Total Revenues by Product:

Dollars in millions	Year Ended December 31,		% Change
	2024	2023	
Growth Portfolio			
Opdivo	$ **9,304**	$ 9,009	3 %
U.S.	**5,350**	5,246	2 %
Non-U.S.	**3,954**	3,763	5 %
Orencia	**3,682**	3,601	2 %
U.S.	**2,770**	2,709	2 %
Non-U.S.	**912**	892	2 %
Yervoy	**2,530**	2,238	13 %
U.S.	**1,599**	1,379	16 %
Non-U.S.	**931**	859	8 %
Reblozyl	**1,773**	1,008	76 %
U.S.	**1,444**	804	80 %
Non-U.S.	**329**	204	61 %
Opdualag	**928**	627	48 %
U.S.	**870**	615	41 %
Non-U.S.	**58**	12	>200%
Breyanzi	**747**	364	105 %
U.S.	**591**	303	95 %
Non-U.S.	**156**	61	156 %
Camzyos	**602**	231	161 %
U.S.	**543**	225	141 %
Non-U.S.	**59**	6	>200%
Zeposia	**566**	434	30 %
U.S.	**403**	319	26 %
Non-U.S.	**163**	115	42 %
Abecma	**406**	472	(14)%
U.S.	**242**	358	(32)%
Non-U.S.	**164**	114	44 %
Sotyktu	**246**	170	45 %
U.S.	**190**	157	21 %
Non-U.S.	**56**	13	>200%
Krazati	**126**	—	N/A
U.S.	**118**	—	N/A
Non-U.S.	**8**	—	N/A
Augtyro	**38**	1	>200%
U.S.	**36**	1	>200%
Non-U.S.	**2**	—	N/A

Dollars in millions		Year Ended December 31,		
		2024	2023	**% Change**
Growth Portfolio *(cont.)*				
Cobenfy		**10**	—	N/A
U.S.		**10**	—	N/A
Non-U.S.		**—**	—	N/A
Other Growth Products[a]		**1,605**	1,211	33 %
U.S.		**674**	620	9 %
Non-U.S.		**931**	591	58 %
Total Growth Portfolio	$	**22,563** $	19,366	17 %
U.S.		**14,840**	12,736	17 %
Non-U.S.		**7,723**	6,630	16 %
Legacy Portfolio				
Eliquis	$	**13,333** $	12,206	9 %
U.S.		**9,631**	8,482	14 %
Non-U.S.		**3,702**	3,724	(1) %
Revlimid		**5,773**	6,097	(5) %
U.S.		**4,999**	5,195	(4) %
Non-U.S.		**774**	902	(14) %
Pomalyst/Imnovid		**3,545**	3,441	3 %
U.S.		**2,695**	2,339	15 %
Non-U.S.		**850**	1,102	(23) %
Sprycel		**1,286**	1,930	(33) %
U.S.		**983**	1,422	(31) %
Non-U.S.		**303**	508	(40) %
Abraxane		**875**	1,004	(13) %
U.S.		**541**	702	(23) %
Non-U.S.		**334**	302	11 %
Other Legacy Products[b]		**925**	962	(4) %
U.S.		**416**	334	25 %
Non-U.S.		**509**	628	(19) %
Total Legacy Portfolio	$	**25,737** $	25,640	— %
U.S.		**19,265**	18,474	4 %
Non-U.S.		**6,472**	7,166	(10) %
Total Revenues	$	**48,300** $	45,006	7 %
U.S.		**34,105**	31,210	9 %
Non-U.S.		**14,195**	13,796	3 %

(a) Includes *Onureg*, *Inrebic*, *Nulojix*, *Empliciti* and royalty revenues.
(b) Includes other mature brands.

Growth Portfolio

Opdivo (nivolumab) — a fully human monoclonal antibody that binds to the PD-1 on T and NKT cells. It has been approved for several anti-cancer indications including bladder, blood, CRC, head and neck, RCC, HCC, lung, melanoma, MPM, stomach and esophageal cancer. The *Opdivo+Yervoy* regimen also is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC and various gastric and esophageal cancers.

- U.S. revenues increased 2% in 2024 primarily due to higher average net selling prices, partially offset by lower demand.

- International revenues increased 5% in 2024 primarily due to higher demand for core indications and additional indication launches and higher average net selling prices, partially offset by foreign exchange impact of 9%. Excluding foreign exchange impacts, revenues increased 14%.

Orencia (abatacept) — a fusion protein indicated for adult patients with moderate to severe active RA and PsA. It has indications for (i) reducing signs and symptoms in certain pediatric patients with moderately to severely active polyarticular JIA and (ii) for the treatment of aGVHD, in combination with a calcineurin inhibitor and methotrexate.

- U.S. revenues increased 2% in 2024 primarily due to higher demand, partially offset by lower average net selling prices.

- International revenues increased 2% in 2024 primarily due to higher demand, partially offset by foreign exchange impact of 8%. Excluding foreign exchange impacts, revenues increased 10%.

- BMS is not aware of any *Orencia* biosimilars on the market in the U.S., EU or Japan. Formulation and additional patents expire in 2026 and beyond.

Yervoy (ipilimumab) — a CTLA4 immune checkpoint inhibitor. *Yervoy* is a monoclonal antibody for the treatment of patients with unresectable or metastatic melanoma. The *Opdivo+Yervoy* regimen is approved in multiple markets for the treatment of NSCLC, melanoma, MPM, RCC, CRC and esophageal cancer.

- U.S. revenues increased 16% in 2024 primarily due to higher demand and higher average net selling prices.

- International revenues increased 8% in 2024 primarily due to higher demand as a result of additional indication launches and core indications, partially offset by foreign exchange impacts of 7%. Excluding foreign exchange impacts, revenues increased 15%.

Reblozyl (luspatercept-aamt) — an erythroid maturation agent indicated for the treatment of anemia in (i) adult patients with transfusion dependent and non-transfusion dependent beta thalassemia who require regular red blood cell transfusions, (ii) adult patients with very low- to intermediate-risk MDS who have ring sideroblasts and require red blood cell transfusions, as well as (iii) adult patients without previous erythropoiesis stimulating agent use (ESA-naïve) with very low- to intermediate-risk MDS who may require regular red blood cell transfusions, regardless of RS status.

- U.S. revenues increased 80% in 2024 primarily due to higher demand.

- International revenues increased 61% in 2024 primarily due to higher demand, partially offset by foreign exchange impacts of 4%. Excluding foreign exchange impacts, revenues increased 65%.

Opdualag (nivolumab and relatlimab-rmbw) — a combination of nivolumab, a PD-1 blocking antibody, and relatlimab, a LAG-3 blocking antibody, indicated for the treatment of adult and pediatric patients 12 years of age or older with unresectable or metastatic melanoma.

- U.S. revenues increased 41% in 2024 primarily due to higher demand.

Breyanzi (lisocabtagene maraleucel) — a CD19-directed genetically modified autologous CAR-T cell therapy indicated for the treatment of adult patients with relapsed or refractory LBCL after one or more lines of systemic therapy, including DLBCL not otherwise specified, high-grade B-cell lymphoma, primary mediastinal LBCL, grade 3B FL and relapsed or refractory FL after at least two prior lines of systemic therapy, relapsed or refractory CLL or SLL, and relapsed or refractory MCL in patients who have received at least two prior lines of systemic therapy, including a Bruton tyrosine kinase inhibitor and a B-cell lymphoma 2 inhibitor.

- U.S. revenues increased 95% in 2024 primarily due to higher demand enabled by expanded manufacturing capacity, new indication launches and higher average net selling prices.

- International revenues increased 156% in 2024 primarily due to higher demand, partially offset by foreign exchange of 6%. Excluding foreign exchange impacts, revenues increased 162%.

Camzyos (mavacamten) — a cardiac myosin inhibitor indicated for the treatment of adults with symptomatic oHCM to improve functional capacity and symptoms.

- U.S. revenues increased 141% in 2024 primarily due to higher demand.

Zeposia (ozanimod) — an oral immunomodulatory drug used to treat relapsing forms of MS, to include clinically isolated syndrome, relapsing-remitting disease, and active secondary progressive disease, in adults and to treat moderately to severely active UC in adults.

- U.S. revenues increased 26% in 2024 primarily due to higher demand, partially offset by lower average net selling prices.

- International revenues increased 42% in 2024 primarily due to higher demand.

Abecma (idecabtagene vicleucel) — is a BCMA genetically modified autologous CAR-T cell therapy indicated for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-cyclic ADP ribose hydrolase monoclonal antibody.

- U.S. revenues decreased 32% in 2024 primarily due to increased competition in BCMA targeted therapies.

- International revenues increased 44% in 2024 due to higher demand partially offset by foreign exchange of 3%. Excluding foreign exchange impacts, revenues increased 47%.

Sotyktu (deucravacitinib) — an oral, selective, allosteric tyrosine kinase 2 inhibitor indicated for the treatment of adults with moderate-to-severe plaque psoriasis who are candidates for systemic therapy or phototherapy.

- U.S. revenues increased 21% in 2024 primarily due to higher demand, partially offset by comparator sales for use in clinical trials during the second half of 2023 and lower average net selling prices.

Krazati (adagrasib) — a highly selective and potent oral small-molecule inhibitor of the $KRAS^{G12C}$ mutation, indicated for the treatment of adult patients with $KRAS^{G12C}$-mutated locally advanced or metastatic NSCLC, as determined by an FDA-approved test, who have received at least one prior systemic therapy and, in combination with cetuximab, for the treatment of adult patients with $KRAS^{G12C}$-mutated locally advanced or metastatic CRC, as determined by an FDA-approved test, who have received prior treatment with fluoropyrimidine-, oxaliplatin-, and irinotecan-based chemotherapy. *Krazati* was brought into the BMS portfolio as part of the Mirati acquisition completed in 2024.

Augtyro (repotrectinib) —a kinase inhibitor indicated for the treatment of adult patients with locally advanced or metastatic ROS1-positive NSCLC and for the treatment of adult and pediatric patients 12 years of age and older with solid tumors that have NTRK gene fusion, are locally advanced or metastatic or where surgical resection is likely to result in severe morbidity, and have progressed following treatment or have no satisfactory alternative therapy.

Cobenfy (xanomeline and trospium chloride) – a combination of xanomeline, a M1/M4 muscarinic agonist, and trospium chloride, a peripheral muscarinic antagonist, indicated for the treatment of schizophrenia in adults. *Cobenfy* was approved by the FDA in September 2024 and launched in October 2024.

Other growth products — includes *Onureg*, *Inrebic*, *Nulojix*, *Empliciti* and royalty revenues.

Legacy Portfolio

Eliquis (apixaban) — an oral Factor Xa inhibitor indicated for the reduction in risk of stroke/systemic embolism in NVAF and for the treatment of DVT/PE and reduction in risk of recurrence following initial therapy.

- U.S. revenues increased 14% in 2024 primarily due to higher demand.

- International revenues were relatively flat.

- Following the May 2021 expiration of regulatory exclusivity for *Eliquis* in Europe, generic manufacturers have sought to challenge our *Eliquis* patents and related SPCs and have begun marketing generic versions of *Eliquis* in certain countries prior to the expiry of our patents and related SPCs, which has led to the filing of infringement and invalidity actions involving our *Eliquis* patents and related SPCs being filed in various countries in Europe. We believe in the innovative science behind *Eliquis* and the strength of our intellectual property, which we will defend against infringement. Refer to "Consolidated Financial Statements—Note 20. Legal Proceedings and Contingencies—Intellectual Property" for further information.

Revlimid (lenalidomide) — an oral immunomodulatory drug that in combination with dexamethasone is indicated for the treatment of patients with multiple myeloma. *Revlimid* as a single agent is also indicated as a maintenance therapy in patients with multiple myeloma following autologous hematopoietic stem cell transplant. *Revlimid* has received approvals for several indications in the hematological malignancies including lymphoma and MDS.

- U.S. revenues decreased 4% in 2024 primarily due to generic erosion and lower average net selling prices partially offset by the prior year impact of patients receiving free drug product from the Bristol Myers Squibb Patient Assistance Foundation, a separate and independent 501(c)(3) entity to which BMS donates products.

- International revenues decreased 14% in 2024 primarily due to generic erosion across several European countries and foreign exchange impacts of 3%. Excluding foreign exchange impacts, revenues decreased 11%.

- In the U.S., certain third parties have been granted volume-limited licenses to sell generic lenalidomide. Pursuant to these licenses, several generics have entered or are expected to enter the U.S. market with volume-limited quantities of generic lenalidomide. These licenses will no longer be volume limited beginning on January 31, 2026. In the EU and Japan, generic lenalidomide products have entered the market.

Pomalyst/Imnovid (pomalidomide) — a proprietary, distinct, small molecule that is administered orally and modulates the immune system and other biologically important targets. *Pomalyst/Imnovid* is indicated for patients with multiple myeloma who have received at least two prior therapies including lenalidomide and a proteasome inhibitor and have demonstrated disease progression on or within 60 days of completion of the last therapy.

- U.S. revenues increased 15% in 2024 primarily due to the prior year impact of patients receiving free drug product from the Bristol Myers Squibb Patient Assistance Foundation, a separate and independent 501(c)(3) entity to which BMS donates products, and higher demand.

- International revenues decreased 23% in 2024 primarily due to lower demand driven by generic erosion, lower average net selling prices and foreign exchange impacts of 1%. Excluding foreign exchange impacts, revenues decreased 22%.

- In the EU, the estimated minimum market exclusivity date was August 2024.

Sprycel (dasatinib) — an oral inhibitor of multiple tyrosine kinase indicated for the first-line treatment of patients with Philadelphia chromosome-positive CML in chronic phase and the treatment of adults with chronic, accelerated, or myeloid or lymphoid blast phase CML with resistance or intolerance to prior therapy, including *Gleevec** (imatinib mesylate) and the treatment of children and adolescents aged 1 year to 18 years with chronic phase Philadelphia chromosome-positive CML.

- U.S. revenues decreased 31% in 2024 primarily due to lower average net selling prices and lower demand driven by generic erosion.

- International revenues decreased 40% in 2024 primarily due to lower demand driven by generic erosion, lower average net selling prices and foreign exchange impact of 4%. Excluding foreign exchange impact, revenues decreased 36%.

- In the U.S. (September 2024) and EU, generic dasatinib products have entered the market. In Japan, the composition of matter patent for the treatment of non-imatinib-resistant CML has expired.

Abraxane (paclitaxel albumin-bound particles for injectable suspension) — a solvent-free protein-bound chemotherapy product that combines paclitaxel with albumin using our proprietary *Nab*® technology platform, and is used to treat breast cancer, NSCLC and pancreatic cancer, among others.

- U.S. revenues decreased 23% in 2024 primarily due to lower demand driven by generic erosion.

Estimated End-User Demand

Pursuant to the SEC Consent Order described under "—SEC Consent Order", we monitor inventory levels on hand in the U.S. wholesaler distribution channel and outside of the U.S. in the direct customer distribution channel. We disclose products with levels of inventory in excess of one month on hand or expected demand, subject to certain limited exceptions. There were none as of December 31, 2024, for our U.S. distribution channels, and September 30, 2024, for our non-U.S. distribution channels.

In the U.S., we generally determine our months on hand estimates using inventory levels of product on hand and the amount of out-movement provided by our three largest wholesalers, which account for approximately 85% of total gross sales of U.S. products for the year ended December 31, 2024. Factors that may influence our estimates include generic erosion, seasonality of products, wholesaler purchases in light of increases in wholesaler list prices, new product launches, new warehouse openings by wholesalers and new customer stockings by wholesalers. In addition, these estimates are calculated using third-party data, which may be impacted by their recordkeeping processes.

Camzyos is only available through a restricted program called the *Camzyos* REMS Program. Product distribution is limited to REMS certified pharmacies, and enrolled pharmacies must only dispense to patients who are authorized to receive *Camzyos*. *Revlimid* and *Pomalyst* are distributed in the U.S. primarily through contracted pharmacies under the Lenalidomide REMS and *Pomalyst* REMS programs, respectively. These are proprietary risk-management distribution programs tailored specifically to provide for the safe and appropriate distribution and use of *Revlimid* and *Pomalyst*. Internationally, *Revlimid* and *Imnovid* are distributed under mandatory risk-management distribution programs tailored to meet local authorities' specifications to provide for the products' safe and appropriate distribution and use. These programs may vary by country and, depending upon the country and the design of the risk-management program, the product may be sold through hospitals or retail pharmacies.

Our non-U.S. businesses have significantly more direct customers. Information on available direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information varies widely. We limit our direct customer sales channel inventory reporting to where we can influence demand. When this information does not exist or is otherwise not available, we have developed a variety of methodologies to estimate such data, including using historical sales made to direct customers and third-party market research data related to prescription trends and end-user demand. Given the difficulties inherent in estimating third-party demand information, we evaluate our methodologies to estimate direct customer product level inventory and to calculate months on hand on an ongoing basis and make changes as necessary. Factors that may affect our estimates include generic competition, seasonality of products, price increases, new product launches, new warehouse openings by direct customers, new customer stockings by direct customers and expected direct customer purchases for governmental bidding situations. As such, all of the information required to estimate months on hand in the direct customer distribution channel for non-U.S. business for the year ended December 31, 2024 is not available prior to the filing of this Annual Report on Form 10-K. We will disclose any product with levels of inventory in excess of one month on hand or expected demand for the current quarter, subject to certain limited exceptions, in our next quarterly report on Form 10-Q.

Expenses

Dollar in Millions	Year Ended December 31,		% Change
	2024	2023	
Cost of products sold [(a)]	$ **13,968**	$ 10,693	31 %
Marketing, selling and administrative	**8,414**	7,772	8 %
Research and development	**11,159**	9,299	20 %
Acquired IPRD	**13,373**	913	>200%
Amortization of acquired intangible assets	**8,872**	9,047	(2)%
Other (income)/expense, net	**893**	(1,158)	(177)%
Total Expenses	$ **56,679**	$ 36,566	55 %

(a)   Excludes amortization of acquired intangible assets.

Cost of products sold

Cost of products sold include material, internal labor and overhead costs from our owned manufacturing sites, third-party product supply costs and other supply chain costs managed by our global manufacturing and supply organization. Cost of products sold also includes royalties and profit sharing, foreign currency hedge settlement gains and losses and impairment charges, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology and other appropriate costs. Cost of products sold excludes amortization from acquired intangible assets.

Cost of products sold increased by $3.3 billion or 31% primarily due to intangible asset impairment charges ($1.8 billion), higher royalties and profit sharing ($800 million), and higher sales volume.

Marketing, selling and administrative

Marketing, selling and administrative expenses primarily include salary and benefit costs, third-party professional and marketing fees, outsourcing fees, shipping and handling costs, advertising and product promotion costs, as well as proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, and other appropriate costs. Expenses are managed through regional commercialization organizations or global enabling functions such as finance, legal, information technology and human resources. Certain expenses are shared with alliance partners based upon contractual agreements.

Marketing, selling and administrative expenses increased by $642 million or 8% primarily due to the impact of acquisitions in 2024, including the cash settlement of unvested stock awards and other related expenses ($372 million) and timing of charitable giving ($124 million).

Research and development

Research and development activities include (i) research, which includes discovery and development of new molecular entities through pre-clinical studies, (ii) drug development, which includes clinical development of potential new products, including expansion of indications for existing products through Phase I, Phase II and Phase III clinical studies and (iii) other related charges including support of manufacturing development of pre-approved products, medical support for marketed products, IPRD impairment charges, acquisition related charges and proportionate allocations of enterprise-wide costs. The allocations include facilities, information technology, and other appropriate costs. Certain expenses are shared with alliance partners based upon contractual agreements.

Research and development expense increased by $1.9 billion or 20% primarily due to higher drug development costs to support our broader portfolio, recent acquisitions, higher IPRD impairment charges ($900 million) and cash settlement of unvested stock awards related to the acquisitions ($328 million).

Acquired IPRD

Acquired IPRD expenses are comprised of upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval. Acquired IPRD charges are detailed in the table below.

Dollars in millions	Year Ended December 31,			
		2024		2023
Karuna asset acquisition (Note 4)	$	12,122	$	—
SystImmune upfront fee (Note 3)		800		—
LianBio mavacamten rights buy-out (Note 4)		—		445
Evotec designation and opt-in license fees		170		90
Orum upfront payment (Note 4)		—		100
RayzeBio rights buy-out		92		—
Prothena opt-in license fee		80		55
Other		109		223
Acquired IPRD	$	13,373	$	913

Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for additional information.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets decreased by $175 million or 2% primarily due to the lower amortization expense related to *Revlimid*, partially offset by higher amortization expense related to the intangible assets acquired through the RayzeBio acquisition during the first quarter of 2024.

Other (income)/expense, net

Other (income)/expense, net changed by $2.1 billion as discussed below.

Dollars in millions	Year Ended December 31,			
		2024		2023
Interest expense	$	1,947	$	1,166
Royalty income - divestitures		(1,104)		(862)
Royalty and licensing income		(736)		(1,488)
Provision for restructuring		635		365
Investment income		(478)		(449)
Integration expenses		284		242
Litigation and other settlements		84		(390)
Acquisition expense		50		32
Intangible asset impairment		47		29
Equity investment losses/(gains), net		(16)		160
Divestiture losses/(gains)		15		—
Other		165		37
Other (income)/expense, net	$	893	$	(1,158)

- Interest expense increased due to higher debt outstanding in connection with the issuance of the 2024 Senior Unsecured Notes. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for further information.
- Royalty income decreased in 2024 primarily due to lower royalty rates for *Keytruda** starting in 2024, partially offset by higher royalties from diabetes business divestitures in 2024. Refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information.
- Provision for restructuring includes exit and other costs primarily related to certain restructuring activities including plans discussed further in "Consolidated Financial Statements—Note 6. Restructuring." Integration expenses includes costs incurred in connection with Celgene and other acquisitions.
- Litigation and other settlements includes amounts related to pricing, sales and promotional practices disputes and securities litigation matters, partially offset by income from the Eisai collaboration termination in 2024. Refer to "Consolidated Financial Statements—Note 5. Other (Income)/Expense, Net." Litigation and other settlements in 2023 include $384 million of income related to the AZ settlement and $400 million of income related to the Nimbus' TYK2 program change of control provision, partially offset by $322 million expense recorded in connection with the BeiGene settlement.

- Equity investments generated gains in 2024 compared to losses in 2023 primarily driven by fair value adjustments for investments that have readily determinable fair value. Refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements" for more information.
- Other in 2024 includes pension settlement charges of $119 million, related to the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income pension plan.

Income Taxes

	Year Ended December 31,	
Dollars in millions	2024	2023
(Loss)/Earnings before income taxes	$ (8,379)	$ 8,440
Income tax provision	554	400
Effective tax rate	(6.6)%	4.7 %
Impact of specified items	63.4 %	10.0 %
Effective tax rate excluding specified items	56.8 %	14.7 %

The effective tax rate for 2024 was primarily impacted by (i) a $12.1 billion one-time, non-tax deductible charge for the acquisition of Karuna, (ii) jurisdictional earnings mix, including amortization of acquired intangible assets, (iii) impacts of impairments of intangible assets, and (iv) a release of income tax reserves of $644 million related to the resolution of Celgene's 2017-2019 IRS audit. Excluding the impact of specified items, the effective tax rate was impacted by the aforementioned Karuna non-tax deductible charge and jurisdictional earnings mix.

The effective tax rate for 2023 was primarily impacted by (i) a $656 million deferred income tax benefit following the receipt of a non-U.S. tax ruling regarding the deductibility of a statutory impairment of subsidiary investments, (ii) higher tax benefits attributed to foreign currency on net operating loss and other carryforwards, and (iii) a $193 million valuation allowance reversal related to unrealized equity investment losses. Excluding the impact of specified items, the effective tax rate was impacted by revised guidance regarding deductibility of certain research and development expenses which reduced income taxes attributable to 2023 pre-tax income by approximately $160 million and was the primary reason for a $240 million reduction to previously estimated income taxes for 2022 upon finalization of the U.S. Federal income tax return.

Refer to "Consolidated Financial Statements—Note 7. Income Taxes" for additional information.

In December 2022, the EU member states unanimously voted to adopt a Directive implementing the Pillar Two (global minimum tax) rules giving member states until December 31, 2023 to implement the Directive into national legislation. Certain jurisdictions in which we operate, under the OECD/G20 Inclusive Framework, have enacted legislation that adopts a subset of such rules effective January 1, 2024, with the remaining rules becoming effective January 1, 2025. These rules and associated legislative changes may significantly impact our tax provision and results of operations.

Non-GAAP Financial Measures

Our non-GAAP financial measures, such as non-GAAP earnings and related EPS information, are adjusted to exclude certain costs, expenses, gains and losses and other specified items that are evaluated on an individual basis. These items are adjusted after considering their quantitative and qualitative aspects and typically have one or more of the following characteristics, such as being highly variable, difficult to project, unusual in nature, significant to the results of a particular period or not indicative of past or future operating results. These items are excluded from non-GAAP earnings and related EPS information because the Company believes they neither relate to the ordinary course of the Company's business nor reflect the Company's underlying business performance. Similar charges or gains were recognized in prior periods and will likely reoccur in future periods, including (i) amortization of acquired intangible assets, including product rights that generate a significant portion of our ongoing revenue and will recur until the intangible assets are fully amortized, (ii) unwinding of inventory purchase price adjustments, (iii) acquisition and integration expenses, (iv) restructuring costs, (v) accelerated depreciation and impairment of property, plant and equipment and intangible assets, (vi) costs of acquiring a priority review voucher, (vii) divestiture gains or losses, (viii) stock compensation resulting from acquisition-related equity awards, (ix) pension, legal and other contractual settlement charges, (x) equity investment and contingent value rights fair value adjustments (including fair value adjustments attributed to limited partnership equity method investments), (xi) income resulting from the change in control of the Nimbus TYK2 Program and (xii) amortization of fair value adjustments of debt acquired from Celgene in our 2019 exchange offer, among other items. Deferred and current income taxes attributed to these items are also adjusted for considering their individual impact to the overall tax expense, deductibility and jurisdictional tax rates. Certain other significant tax items are also excluded such as the impact resulting from a non-U.S. tax ruling regarding the deductibility of a statutory impairment of subsidiary investments and release of income tax reserves relating to the Celgene acquisition. We also provide international revenues for our priority products excluding the impact of foreign exchange. We calculate foreign exchange impacts by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. Reconciliations of these non-GAAP financial measures to the most comparable GAAP measures are included in Exhibit 99.1 to our Form 8-K filed on February 6, 2025 and are incorporated herein by reference.

Non-GAAP information is intended to portray the results of our baseline performance, supplement or enhance management's, analysts' and investors' overall understanding of our underlying financial performance and facilitate comparisons among current, past and future periods. This information is not intended to be considered in isolation or as a substitute for the related financial measures prepared in accordance with GAAP and may not be the same as or comparable to similarly titled measures presented by other companies due to possible differences in method and in the items being adjusted. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

Specified items were as follows:

Dollars in millions	Year Ended December 31,			
	2024		**2023**	
Inventory purchase price accounting adjustments	$	**47**	$	84
Intangible asset impairment		**1,839**		27
Site exit and other costs		**133**		64
Cost of products sold		**2,019**		175
Acquisition related charges[a]		**372**		—
Site exit and other costs		**50**		94
Marketing, selling and administrative		**422**		94
IPRD impairments		**980**		80
Priority review voucher		**—**		95
Acquisition related charges[a]		**348**		—
Site exit and other costs		**49**		12
Research and development		**1,377**		187
Amortization of acquired intangible assets		**8,872**		9,047
Interest expense[b]		**(49)**		(52)
Litigation and other settlements		**61**		(397)
Provision for restructuring		**635**		365
Integration expenses		**284**		242
Equity investment (gains)/losses		**(18)**		152
Divestiture losses		**15**		—
Other		**217**		55
Other (income)/expense, net		**1,145**		365
Increase to pretax income		**13,835**		9,868
Income taxes on items above		**(2,045)**		(1,639)
Income tax reserve releases		**(502)**		—
Income taxes attributed to non-U.S. tax ruling		**—**		(656)
Income taxes		**(2,547)**		(2,295)
Increase to net earnings	$	**11,288**	$	7,573

(a) Includes cash settlement of unvested stock awards, and other related costs incurred in connection with the recent acquisitions.
(b) Includes amortization of purchase price adjustments to Celgene debt.

The reconciliations from GAAP to Non-GAAP were as follows:

	Year Ended December 31,	
Dollars in millions, except per share data	2024	2023
Net (loss)/earnings attributable to BMS		
GAAP	$ (8,948)	$ 8,025
Specified Items	11,288	7,573
Non-GAAP	$ 2,340	$ 15,598
Weighted-average common shares outstanding – diluted – GAAP	2,027	2,078
Incremental shares attributable to share-based compensation plans	5	—
Weighted-average common shares outstanding – diluted – Non-GAAP	2,032	2,078
Diluted (loss)/earnings per share attributable to BMS		
GAAP	$ (4.41)	$ 3.86
Specified items	5.56	3.65
Non-GAAP	$ 1.15	$ 7.51

Financial Position, Liquidity and Capital Resources

Our net debt position was as follows:

Dollars in millions	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 10,346	$ 11,464
Marketable debt securities – current	513	816
Marketable debt securities – non-current	320	364
Total cash, cash equivalents and marketable debt securities	11,179	12,644
Short-term debt obligations	(2,046)	(3,119)
Long-term debt	(47,603)	(36,653)
Net debt position	$ (38,470)	$ (27,128)

Liquidity and Capital Resources

We regularly assess our anticipated working capital needs, debt and leverage ratio levels, debt maturities, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions in order to maximize shareholder return, efficiently finance our ongoing operations and maintain flexibility for future strategic transactions. We also regularly evaluate our capital structure to ensure financial risks, adequate liquidity access and lower cost of capital are efficiently managed, which may lead to the issuance of additional debt securities, the repurchase of debt securities prior to maturity or the issuance or repurchase of common stock.

We believe that our existing cash, cash equivalents and marketable debt securities together with cash generated from operations in the next few years, and, if required, from the issuance of commercial paper, will be sufficient to satisfy our anticipated cash needs for at least the next few years, including dividends, capital expenditures, milestone payments, working capital, income taxes, restructuring initiatives, repurchase of common stock, and debt maturities of approximately $14.0 billion through 2029, as well as any debt repurchases through redemptions or tender offers.

In 2024, we issued the 2024 Senior Unsecured Notes in an aggregate principal amount of $13.0 billion with proceeds, net of discount and loan issuance costs, of $12.9 billion. The proceeds from the 2024 Senior Unsecured Notes were used to partially fund the acquisitions of RayzeBio and Karuna, and the remaining net proceeds were used for general corporate purposes. In connection with the issuance of the 2024 Senior Unsecured Notes, we terminated the $10.0 billion 364-day senior unsecured delayed draw term loan facility entered in February 2024 to provide bridge financing for the RayzeBio and Karuna acquisitions. For more information on planned acquisitions, refer to "Consolidated Financial Statements—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" and refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for further information.

We have a share repurchase program, authorized by our Board of Directors, allowing for repurchases of BMS common stock shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares nor does it have a specific expiration date and may be suspended or discontinued at any time. In 2023, we repurchased approximately 87 million shares of our common stock for $5.2 billion, including approximately 70 million shares for $4.0 billion through our ASR agreements. In December 2023, the Board of Directors approved an increase of $3.0 billion to the share repurchase authorization for BMS's common stock. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2024. There were no share repurchases in 2024. Refer to "Consolidated Financial Statements—Note 17. Equity" for additional information.

Dividend payments were $4.9 billion in 2024 and $4.7 billion in 2023. Dividend paid per common share was $0.60 during each quarter of 2024. Dividends are authorized on a quarterly basis by our Board of Directors.

As of December 31, 2024, we had a five-year $5.0 billion revolving credit facility expiring in January 2029, which is extendable annually by one year with the consent of the lenders. In January 2025, we extended the credit facility to January 2030. Additionally, in February 2024, we entered into a $2.0 billion 364-day revolving credit facility which expired in January 2025. The facilities provide for customary terms and conditions with no financial covenants and may be used to provide backup liquidity for our commercial paper borrowings. No borrowings were outstanding under any revolving credit facility as of December 31, 2024 or 2023.

As of December 31, 2024, under our commercial paper program, we could issue up to $7.0 billion of unsecured notes, with maturities of not more than 365 days from the date of issuance. Of this amount, $3.0 billion was issued and repaid during 2024. In January 2025, the maximum amount of commercial paper that could be issued was reduced to $5.0 billion following the expiration of the aforementioned $2.0 billion 364-day revolving credit facility.

Our investment portfolio includes marketable debt securities, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors. Our investment policy establishes limits on the amount and time to maturity of investments with any institution. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards. Refer to "Consolidated Financial Statements—Note 10. Financing Arrangements" for further information.

Capital Expenditures

Annual capital expenditures were approximately $1.2 billion in 2024, $1.1 billion in 2023 and 2022 and are expected to be approximately $1.5 billion in 2025. We continue to make capital expenditures in connection with the expansion of our cell therapy and other manufacturing capabilities, research and development and other facility-related activities.

Contractual Obligations and Off-Balance Sheet Arrangements

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations relating to debt, income taxes and lease arrangements are provided in "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards", "—Note 10. Financing Arrangements", "—Note 7. Income Taxes" and "—Note 14. Leases", respectively.

We are committed to an aggregate $17.2 billion of potential contingent future research and development milestone payments to third parties for in-licensing, asset acquisitions and development programs including early-stage milestones of $5.8 billion (milestones achieved through Phase III clinical studies) and late-stage milestones of $11.4 billion (milestones achieved post Phase III clinical studies). Payments generally are due and payable only upon achievement of certain developmental and regulatory milestones for which the specific timing cannot be predicted. Certain agreements also provide for sales-based milestones aggregating to $16.2 billion that we would be obligated to pay upon achievement of certain sales levels in addition to royalties. We also have certain manufacturing, development and commercialization obligations in connection with alliance arrangements. It is not practicable to estimate the amount of these obligations. Refer to "Consolidated Financial Statements—Note 3. Alliances" and "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information.

We do not have any off-balance sheet arrangements that are material or reasonably likely to become material to our financial condition or results of operations.

Credit Ratings

Our current long-term and short-term credit ratings assigned by Moody's Investors Service are A2 and Prime-1, respectively, with a stable long-term credit outlook. Our current long-term and short-term credit ratings assigned by Standard & Poor's are A and A-1, respectively, with a stable long-term credit outlook. The long-term ratings reflect the agencies' opinion that we have a low default risk but are somewhat susceptible to adverse effects of changes in circumstances and economic conditions. The short-term ratings reflect the agencies' opinion that we have good to extremely strong capacity for timely repayment. Any credit rating downgrade may affect the interest rate of any debt we may incur, the fair market value of existing debt and our ability to access the capital markets generally.

Cash Flows

The following is a discussion of cash flow activities:

Dollars in millions	Year Ended December 31,	
	2024	2023
Cash flow provided by/(used in):		
Operating activities	$ 15,190	$ 13,860
Investing activities	(21,352)	(2,295)
Financing activities	5,127	(9,416)

Operating Activities

Cash flow from operating activities represents the cash receipts and disbursements from all of our activities other than investing and financing activities. Operating cash flow is derived by adjusting net earnings for noncontrolling interest, non-cash operating items, gains and losses attributed to investing and financing activities and changes in operating assets and liabilities resulting from timing differences between the receipts and payments of cash and when the transactions are recognized in our results of operations. As a result, changes in cash from operating activities reflect the timing of cash collections from customers and alliance partners; payments to suppliers, alliance partners and employees; customer discounts and rebates; and tax payments in the ordinary course of business.

The $1.3 billion increase in cash flow provided by operating activities compared to 2023, was primarily due to higher customer collections, net of rebates, discounts, and alliance payments ($3.4 billion) and lower income tax payments ($450 million), partially offset by higher acquisition-related payments, including cash settlement of unvested stock awards ($1.0 billion), and higher interest expense payments on debt ($600 million), as well as timing of payments in the ordinary course of business.

Investing Activities

Cash requirements from investing activities include cash used for acquisitions, manufacturing and facility-related capital expenditures and purchases of marketable securities with original maturities greater than 90 days at the time of purchase, proceeds from business divestitures (including royalties), the sale and maturity of marketable securities, sale of equity investments, as well as upfront and contingent milestones payments from licensing arrangements.

The $19.1 billion increase in cash flow used in investing activities compared to 2023 was due to payments for the Mirati, RayzeBio and Karuna acquisitions and SystImmune collaboration of $20.7 billion, partially offset by changes in the amount of marketable debt securities held of $1.4 billion.

Financing Activities

Cash requirements from financing activities include cash used to pay dividends, repurchase common stock and repay long-term debt and other borrowings, as well as proceeds from the exercise of stock options and issuance of long-term debt and other borrowings.

The $14.5 billion change in cash provided by financing activities compared to 2023 was primarily due to higher net borrowings of 9.6 billion used primarily to fund our acquisitions and share repurchases of $5.2 billion in 2023.

Recently Issued Accounting Standards

For recently issued accounting standards, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards."

SEC Consent Order

As previously disclosed, on August 4, 2004, we entered into a final settlement with the SEC, concluding an investigation concerning certain wholesaler inventory and accounting matters. The settlement was reached through a Consent, a copy of which was attached as Exhibit 10 to our quarterly report on Form 10-Q for the period ended September 30, 2004.

Under the terms of the Consent, we agreed, subject to certain defined exceptions, to limit sales of all products sold to our direct customers (including wholesalers, distributors, hospitals, retail outlets, pharmacies and government purchasers) based on expected demand or on amounts that do not exceed approximately one month of inventory on hand, without making a timely public disclosure of any change in practice. We also agreed in the Consent to certain measures that we have implemented including: (a) establishing a formal review and certification process of our annual and quarterly reports filed with the SEC; (b) establishing a business risk and disclosure group; (c) retaining an outside consultant to comprehensively study and help re-engineer our accounting and financial reporting processes; (d) publicly disclosing any sales incentives offered to direct customers for the purpose of inducing them to purchase products in excess of expected demand; and (e) ensuring that our budget process gives appropriate weight to inputs that come from the bottom to the top, and not just from the top to the bottom, and adequately documenting that process.

We have established a company-wide policy concerning our sales to direct customers for the purpose of complying with the Consent, which includes the adoption of various procedures to monitor and limit sales to direct customers in accordance with the terms of the Consent. These procedures include a governance process to escalate to appropriate management levels potential questions or concerns regarding compliance with the policy and timely resolution of such questions or concerns. In addition, compliance with the policy is monitored on a regular basis.

We maintain DSAs with our U.S. pharmaceutical wholesalers and specialty distributors, which account for approximately 89% of our gross U.S. revenues. Under the current terms of the DSAs, our wholesaler customers provide us with weekly information with respect to months on hand product-level inventories and the amount of out-movement of products. The three largest wholesalers currently account for approximately 85% of our gross U.S. revenues. The inventory information received from our wholesalers, together with our internal information, is used to estimate months on hand product level inventories at these wholesalers. We estimate months on hand product inventory levels for our U.S. business's wholesaler customers other than the three largest wholesalers by extrapolating from the months on hand calculated for the three largest wholesalers. In contrast, our non-U.S. business has significantly more direct customers, limited information on direct customer product level inventory and corresponding out-movement information and the reliability of third-party demand information, where available, varies widely. Accordingly, we rely on a variety of methods to estimate months on hand product level inventories for these business units.

We believe the above-described procedures provide a reasonable basis to ensure compliance with the Consent.

Critical Accounting Policies

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Our critical accounting policies are those that significantly affect our financial condition and results of operations and require the most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain. Because of this uncertainty, actual results may vary from these estimates.

Revenue Recognition

Our accounting policy for revenue recognition has a substantial impact on reported results and relies on certain estimates. Revenue is recognized following a five-step model: (i) identify the customer contract; (ii) identify the contract's performance obligation; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as a performance obligation is satisfied. Revenue is also reduced for GTN sales adjustments discussed below, all of which involve significant estimates and judgment after considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix (e.g. Medicare or Medicaid), current contract prices under applicable programs, unbilled claims and processing time lags and inventory levels in the distribution channel. Estimates are assessed each period and adjusted as required to revise information or actual experience.

The following categories of GTN adjustments involve significant estimates, judgments and information obtained from external sources. Refer to "Consolidated Financial Statements—Note 2. Revenue" for further discussion and analysis of each significant category of GTN sales adjustments.

Charge-backs and cash discounts

Our U.S. business participates in programs with government entities, the most significant of which are the U.S. Department of Defense and the U.S. Department of Veterans Affairs, and other parties, including covered entities under the 340B program, whereby pricing on products is extended below wholesaler list price to participating entities. These entities purchase products through wholesalers at the lower program price and the wholesalers then charge us the difference between their acquisition cost and the lower program price. Accounts receivable is reduced for the estimated amount of unprocessed charge-back claims attributable to a sale (typically within a two to four week time lag).

In the U.S. and some other countries, customers are offered cash discounts as an incentive for prompt payment on certain products, approximating 2% of the invoiced sales price. Accounts receivable is reduced for the estimated amount of cash discount at the time of sale and the discount is typically taken by the customer within one month.

Medicaid and Medicare rebates

Our U.S. business participates in state government Medicaid programs and other qualifying Federal and state government programs requiring discounts and rebates to participating state and local government entities. All discounts and rebates provided through these programs are included in our Medicaid rebate accrual. Medicaid rebates have also been extended to drugs used in managed Medicaid plans. The estimated amount of unpaid or unbilled rebates is presented as a liability.

Rebates and discounts are offered to managed healthcare organizations in the U.S. managing prescription drug programs and Medicare Advantage prescription drug plans covering the Medicare Part D drug benefit. Through December 31, 2024, we paid a 70% point of service discount to CMS when the Medicare Part D beneficiaries are in the coverage gap. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Other rebates, returns, discounts and adjustments

Other GTN sales adjustments include sales returns and all other programs based on applicable laws and regulations for individual non-U.S. countries as well as rebates offered to managed healthcare organizations in the U.S. to a lesser extent. The non-U.S. programs include several different pricing schemes such as cost caps, volume discounts, outcome-based pricing schemes and pricing claw-backs that are based on sales of individual companies or an aggregation of all companies participating in a specific market. The estimated amount of unpaid or unbilled rebates and discounts is presented as a liability.

Estimated returns for established products are determined after considering historical experience and other factors including levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products, introductions of generic products, introductions of competitive new products and lower demand following the loss of market exclusivity. Estimated returns for new products are determined after considering historical sales return experience of similar products, such as those within the same product line, similar therapeutic area and/or similar distribution model and estimated levels of inventory in the distribution channel and projected demand. The estimated amount for product returns is presented as a liability.

Use of information from external sources

Information from external sources is used to estimate GTN adjustments. Our estimate of inventory at the wholesalers is based on the projected prescription demand-based sales for our products and historical inventory experience, as well as our analysis of third-party information, including written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers and third-party market research data, and our internal information. The inventory information received from wholesalers is a product of their recordkeeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals.

We have also continued the practice of combining retail and mail prescription volume on a retail-equivalent basis. We use this methodology for internal demand forecasts. We also use information from external sources to identify prescription trends, patient demand and average selling prices. Our estimates are subject to inherent limitations of estimates that rely on third-party information, as certain third-party information was itself in the form of estimates, and reflect other limitations including lags between the date as of which third-party information is generated and the date on which we receive third-party information.

Acquisition and Intangible Assets Valuations

We make certain judgments to determine whether transactions should be accounted for as acquisitions of assets or as business combinations. If it is determined that substantially all of the fair value of gross assets acquired in a transaction is concentrated in a single asset (or a group of similar assets), the transaction is treated as an acquisition of assets. We evaluate the inputs, processes, and outputs associated with the acquired set of activities and assets. If the assets in a transaction include an input and a substantive process that together significantly contribute to the ability to create outputs, the transaction is treated as an acquisition of a business.

We account for business combinations using the acquisition method of accounting, which requires that assets acquired and liabilities assumed generally be recorded at their fair values as of the acquisition date. Excess of consideration over the fair value of net assets acquired is recorded as goodwill. Estimating fair value requires us to make significant judgments and assumptions.

In transactions accounted for as acquisitions of assets, no goodwill is recorded and contingent consideration, such as payments upon achievement of various developmental, regulatory and commercial milestones, generally is not recognized at the acquisition date. In an asset acquisition, upfront payments allocated to IPRD projects at the acquisition date are expensed unless there is an alternative future use. In addition, product development milestones are expensed upon achievement.

We have identifiable intangible assets that are measured at their respective fair values as of the acquisition date. Generally, we engage an independent third-party valuation firm to assist in determining the fair values of these assets as of the acquisition date. The fair value of these assets is estimated using discounted cash flow models. These models required the use of the following significant estimates and assumptions among others:

- Identification of product candidates with sufficient substance requiring separate recognition;
- Estimates of revenues and operating profits related to commercial products or product candidates;
- Eligible patients, pricing and market share used in estimating future revenues;
- Probability of success for unapproved product candidates and additional indications for commercial products;
- Resources required to complete the development and approval of product candidates;
- Timing of regulatory approvals and exclusivity;
- Appropriate discount rate by products;
- Market participant income tax rates; and
- Allocation of expected synergies to products.

We believe the fair value used to record intangible assets acquired are based upon reasonable estimates and assumptions considering the facts and circumstances as of the acquisition date.

Impairment and Amortization of Long-lived Assets, including Goodwill and Other Intangible Assets

Long-lived assets include intangible assets and property, plant and equipment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or at least annually for Goodwill and IPRD. Intangible assets are highly vulnerable to impairment charges, particularly newly acquired assets for recently launched products or IPRD. These assets are initially measured at fair value and therefore any reduction in expectations used in the valuations could potentially lead to impairment. Some of the more common potential risks leading to impairment include changes in competitive landscape, earlier than expected loss of market exclusivity, pricing reductions, adverse regulatory changes or clinical study results, delay or failure to obtain regulatory approval for initial or follow on indications and unanticipated development costs, inability to achieve expected synergies resulting from cost savings and avoidance, higher operating costs, changes in tax laws and other macro-economic changes. The complexity in estimating the fair value of intangible assets in connection with an impairment test is similar to the initial valuation. If the carrying value of long-lived assets exceeds its fair value, then the asset is written-down to its fair value. Expectations of future cash flows are subject to change based upon the near and long-term production volumes and margins generated by the asset as well as any potential alternative future use. The estimated useful lives of long-lived assets are subjective and require significant judgment regarding patent lives, future plans and external market factors. Long-lived assets are also periodically reviewed for changes in facts or circumstances resulting in a reduction to the estimated useful life of the asset, requiring the acceleration of depreciation or amortization. Impairment charges included in Cost of products sold, Research and development, and Other (income)/ expense, net were $2.9 billion in 2024, $136 million in 2023 and $101 million in 2022. Refer to "Consolidated Financial Statements—Note 15. Goodwill and Other Intangible Assets" for further discussion and analysis of these impairment charges.

Income Taxes

Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including long-range forecasts of future taxable income and evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. Our deferred tax assets were $8.4 billion at December 31, 2024 (net of valuation allowance of $929 million) and $7.3 billion at December 31, 2023 (net of valuation allowance of $764 million).

The U.S. federal net operating loss carryforwards were $2.0 billion at December 31, 2024. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2024. The foreign and state net operating loss carryforwards expire in varying amounts beginning in 2024 (certain amounts have unlimited lives).

Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credits and deductibility of certain expenses. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known.

For discussions on income taxes, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Income Taxes" and "—Note 7. Income Taxes."

Contingencies

In the normal course of business, we are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, contractual claims and tax matters. We recognize accruals for such contingencies when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. These estimates are subject to uncertainties that are difficult to predict and, as such, actual results could vary from these estimates.

For discussions on contingencies, refer to "Consolidated Financial Statements—Note 1. Accounting Policies and Recently Issued Accounting Standards—Contingencies," "—Note 7. Income Taxes" and "—Note 20. Legal Proceedings and Contingencies."

Product and Pipeline Developments

Our R&D programs are managed on a portfolio basis from early discovery through late-stage development and include a balance of early-stage and late-stage programs to support future growth. Our late-stage development programs could potentially have an impact on our revenue and earnings within the next few years if regulatory approvals are obtained and products are successfully commercialized. The following are the late-stage new indication developments in our marketed products, as well as developments in our late-stage pipeline:

Product	Indication	Date	Developments
Abecma	Multiple Myeloma	September 2024	Announced the discontinuation of enrollment in the Phase III KarMMa-9 study investigating *Abecma* with lenalidomide maintenance versus lenalidomide maintenance alone in patients with newly diagnosed multiple myeloma who have suboptimal response after autologous stem cell transplant.
		April 2024	Announced the FDA approval of *Abecma* for the treatment of adult patients with relapsed or refractory multiple myeloma after two or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody. The approval is based on results from the Phase III KarMMa-3 trial. *Abecma* is being jointly developed and commercialized in the U.S. by Bristol Myers Squibb and 2seventy bio, Inc.
		March 2024	Announced the EC approval of *Abecma* for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least two prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. The approval is based on results from the Phase III KarMMa-3 trial. *Abecma* is the first CAR-T cell immunotherapy approved in the EU for use in earlier lines of therapy for relapsed and refractory multiple myeloma.
Augtyro	NSCLC	September 2024	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval for *Augtyro* for the treatment of patients with ROS1 fusion-positive, unresectable advanced or recurrent NSCLC. This approval is based on results from the Phase I/II TRIDENT-1 trial.
	NSCLC and Solid Tumor	January 2025	Announced EC approval of *Augtyro* as a treatment for ROS1 TKI-naïve and –pre-treated adult patients with ROS1-positive advanced NSCLC and for the treatment of adult and pediatric patients 12 years of age and older with advanced solid tumors expressing a NTRK gene fusion, and who have received a prior NTRK inhibitor, or have not received a prior NTRK inhibitor and treatment options not targeting NTRK provide limited clinical benefit, or have been exhausted. The approval is based on results from the TRIDENT-1 and CARE trials.
	Solid Tumor	June 2024	Announced FDA accelerated approval of *Augtyro* for the treatment of adult and pediatric patients 12 years of age and older with solid tumors that have a neurotrophic tyrosine receptor kinase gene fusion, are locally advanced or metastatic or where surgical resection is likely to result in severe morbidity, and have progressed following treatment or have no satisfactory alternative therapy. This approval is based on results from the Phase I/II TRIDENT-1 study.

Product	Indication	Date	Developments
Breyanzi	Follicular Lymphoma (FL)	January 2025	The CHMP of the EMA recommended approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory FL who have received two or more prior lines of systemic therapy. The CHMP recommendation will now be reviewed by the EC and is based on the Phase II TRANSCEND study.
		August 2024	Announced that Japan's Ministry of Health, Labour and Welfare approved the supplemental NDA for *Breyanzi* for the treatment of relapsed or refractory FL after one prior line of systemic therapy in patients with high-risk FL and after two or more lines of systemic therapy based on results of the TRANSCEND FL study.
		August 2024	Announced EMA validation of the Type II variation application to expand the indication for *Breyanzi* to include the treatment of adult patients with relapsed or refractory FL who have received two or more prior lines of systemic therapy. The application is based on results of the Phase II TRANSCEND FL study. Validation of the application confirms the submission is complete and begins the EMA's centralized review process.
		June 2024	Announced data from a bridging therapy subgroup analysis of the Phase II TRANSCEND FL trial evaluating *Breyanzi* in second-line plus relapsed or refractory follicular lymphoma show consistent efficacy with high response rates and a consistent safety profile regardless of receiving prior bridging therapy.
		May 2024	Announced FDA accelerated approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory FL who have received at least two prior lines of systemic therapy. This accelerated approval is based on results from the Phase II TRANSCEND FL study.
	Large B-Cell Lymphoma	June 2024	Announced that three-year follow-up results from the Phase III TRANSFORM trial demonstrated ongoing event-free survival and durable responses with *Breyanzi* compared to the standard of care.
	Leukemia	March 2024	Announced accelerated FDA approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory CLL or SLL who have received at least two prior lines of therapy, including a Bruton tyrosine kinase inhibitor and a B-cell lymphoma 2 inhibitor. The approval is based on the Phase I/II open-label, single-arm TRANSCEND CLL 004 trial.
	Mantle Cell Lymphoma	June 2024	Announced results from a subgroup analysis from mantle cell lymphoma cohort of the Phase I TRANSCEND NHL 001 trial show *Breyanzi* demonstrated consistent clinical benefit regardless of number of prior lines of therapy.
		May 2024	Announced FDA approval of *Breyanzi* for the treatment of adult patients with relapsed or refractory mantle cell lymphoma who have received at least two prior lines of systemic therapy, including a Bruton tyrosine kinase inhibitor. This approval is based on results from the MCL cohort of the Phase I TRANSCEND NHL 001 study.
	Marginal Zone Lymphoma	February 2025	Announced positive topline results from the Phase II TRANSCEND FL trial evaluating *Breyanzi* in adult patients with relapsed or refractory indolent B-cell non-Hodgkin lymphoma, in which the trial met its primary endpoint of overall response rate in the marginal zone lymphoma cohort. The trial also met the key secondary endpoint of complete response rate.
Camzyos	oHCM	February 2024	In EU, following an opinion from the CHMP of the EMA, *Camzyos* received a label update to reduce the frequency of required echocardiography monitoring once a patient treated for oHCM is on a stable dose. In addition, the company has an April PDUFA goal date from the FDA in the same setting.
		September 2024	Announced new long-term follow-up results from the EXPLORER-LTE cohort of the MAVA-Long-Term Extension study evaluating *Camzyos* in adult patients with New York Heart Association (NYHA) class II-III symptomatic oHCM demonstrating that patients experienced consistent and sustained improvements in echocardiographic measures and biomarkers after up to 3.5 years of continuous treatment. Patients experienced an improvement in symptoms and functional capacity as measured by NYHA class and patient-reported outcomes. The safety profile of *Camzyos* for up to 3.5 years remained consistent with the established safety profile and no new safety signals were identified.
		July 2024	Announced that the Japanese New Drug Application for *Camzyos* was accepted by the Pharmaceuticals and Medical Devices Agency for the treatment of oHCM. This filing is based on results from the global Phase III EXPLORER-HCM and Phase III VALOR-HCM trials, as well as the Japan Phase III HORIZON-HCM study.

Product	Indication	Date	Developments
cendakimab	Eosinophilic Esophagitis	July 2024	Announced that the results from the Phase III trial evaluating the efficacy and safety of cendakimab in patients with eosinophilic esophagitis met both co-primary endpoints, demonstrating statistically significant reductions versus placebo in symptoms (dysphagia days) and esophageal eosinophil counts after 24 weeks of treatment. The overall safety profile of cendakimab through 48 weeks of treatment in the Phase III trial was consistent with previously reported eosinophilic esophagitis Phase II trial results, and no new safety signals were identified.
Cobenfy	Schizophrenia	October 2024	Announced new long-term data from the Phase III EMERGENT-4 and EMERGENT-5 trials evaluating the long-term efficacy, safety, and tolerability of *Cobenfy* in adults with schizophrenia over 52 weeks of treatment. Treatment with *Cobenfy* led to improvements in symptoms of schizophrenia across all efficacy measures, including the Positive and Negative Syndrome Scale (PANSS) total scores at 52 weeks, at which 30% of participants had a ≥30% reduction from baseline, confirming maintenance of effect with long-term treatment. Long-term treatment with *Cobenfy* was generally well tolerated, with no new safety or tolerability issues emerging.
		September 2024	Announced FDA approval of *Cobenfy* for the treatment of schizophrenia in adults. The approval is based on data from the EMERGENT clinical program, which includes three placebo-controlled efficacy and safety trials and two open-label trials evaluating the long-term safety and tolerability of *Cobenfy* for up to one year.
		April 2024	Announced pooled interim long-term safety, tolerability, and metabolic outcomes data from the Phase III EMERGENT-4 and EMERGENT-5 trials evaluating the safety, tolerability and efficacy of KarXT in adults with schizophrenia. KarXT demonstrated a favorable weight and long-term metabolic profile where most patients experience stability or improvements on key metabolic parameters over 52 weeks of treatment. KarXT was generally well-tolerated with a side effect profile consistent with prior trials. In addition, announced interim long-term efficacy data from the Phase III EMERGENT-4 open-label extension trial demonstrated that KarXT was associated with significant improvement in symptoms of schizophrenia across all efficacy measures at 52 weeks.
Inrebic	Myelofibrosis	August 2024	Announced that the Japanese New Drug Application for *Inrebic* has been submitted to the Pharmaceuticals and Medical Devices Agency for the treatment of myelofibrosis (MF). This filing is based on results from the global Phase III EFC12153 (Jakarta) study for 1L MF, the global Phase II ARD12181 (Jakarta-2) study for 2L MF, and the Japan Phase I/II FEDR-MF-003 study.
Krazati	Colorectal Cancer	June 2024	Announced FDA accelerated approval for *Krazati* in combination with cetuximab as a targeted treatment option for adult patients with KRAS^{G12C}-mutated locally advanced or metastatic colorectal cancer, as determined by an FDA-approved test, who have received prior treatment with fluoropyrimidine-oxaliplatin- and irinotecan-based chemotherapy. This accelerated approval is based on results from the Phase I/II KRYSTAL-1 study.
		April 2024	Announced that data from the cohorts evaluating *Krazati* in combination with cetuximab of the Phase I/II KRYSTAL-1 study for the treatment of patients with previously treated KRAS^{G12C}-mutated locally advanced or metastatic colorectal cancer demonstrated clinically meaningful activity. With a median follow up of 11.9 months in 94 patients, *Krazati* plus cetuximab demonstrated an objective response rate of 34%, median progression-free survival of 6.9 months, and median overall survival of 15.9 months in pre-treated patients.
	NSCLC	June 2024	Announced that the results from the Phase III KRYSTAL-12 study evaluating *Krazati* compared to standard of care chemotherapy in patients with locally advanced or metastatic KRAS^{G12C}-mutated NSCLC who had previously received platinum-based chemotherapy, concurrently or sequentially with anti-PD-(L)1 therapy, demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS), the study's primary endpoint. The KRYSTAL-12 study remains ongoing to assess the additional key secondary endpoint of overall survival.
		March 2024	Announced that the results from the Phase III KRYSTAL-12 study evaluating *Krazati* as a monotherapy in patients with pretreated locally advanced or metastatic NSCLC harboring a KRAS^{G12C} mutation, met the primary endpoint of progression-free survival and the key secondary endpoint of overall response rate as assessed by Blinded Independent Central Review at final analysis for these endpoints. The study remains ongoing to assess the additional key secondary endpoint of overall survival.

Product	Indication	Date	Developments
Opdivo	NSCLC	October 2024	Announced FDA approval of *Opdivo* for the treatment of adult patients with resectable (tumors ≥ 4cm or nod positive) NSCLC and no known epidermal growth factor receptor mutations or anaplastic lymphoma kinase rearrangements, for neoadjuvant treatment, in combination with platinum-doublet chemotherapy, followed by single-agent *Opdivo* as adjuvant treatment after surgery. The approval is based on results from the Phase III CheckMate -77T trial.
		June 2024	Announced that the four-year survival data from the Phase III CheckMate -816 trial demonstrated that at a median follow up of 57.6 months, neoadjuvant *Opdivo* with chemotherapy continued to improve event-free survival versus chemotherapy alone.
		June 2024	Announced that an exploratory analysis from the Phase III CheckMate -77T study of perioperative *Opdivo* showed improved event-free survival and pathologic complete response in stage III resectable NSCLC patients regardless of nodal status.
	Renal Cell Carcinoma	January 2024	Announced four-year follow-up results from the CheckMate -9ER trial evaluating *Opdivo* in combination with *Cabometyx** (cabozantinib) vs. sunitinib in patients with previously untreated advanced or metastatic RCC continued to show superior progression-free survival and objective response rates in patients treated with *Opdivo* plus *Cabometyx** over sunitinib, regardless of risk classification based on IMDC scores. Superior overall survival was also observed in patients treated with the combination.
	Urothelial Carcinoma	December 2024	Announced that Japan's Ministry of Health, Labour and Welfare granted supplemental approval for *Opdivo* in combination with cisplatin and gemcitabine for the first-line treatment of adult patients with radically unresectable urothelial carcinoma. The approval is based on the results from the Phase III CheckMate -901 trial.
		May 2024	Announced EC approval of *Opdivo* in combination with cisplatin and gemcitabine for the first-line treatment of adult patients with unresectable or metastatic urothelial carcinoma. The approval is based on the results from the Phase III CheckMate -901 trial.
		March 2024	Announced FDA approval of *Opdivo*, in combination with cisplatin and gemcitabine, for the first-line treatment of adult patients with unresectable or metastatic urothelial carcinoma. The approval is based on results from the Phase III CheckMate -901 trial evaluating *Opdivo* in combination with cisplatin and gemcitabine followed by *Opdivo* monotherapy, compared to cisplatin-gemcitabine alone, for patients with previously untreated unresectable or metastatic urothelial carcinoma.
Opdivo Qvantig	Multiple Indications	December 2024	Announced FDA approval of *Opdivo Qvantig* injection for subcutaneous use in most previously approved adult, solid tumor *Opdivo* indications as monotherapy, monotherapy maintenance following completion of *Opdivo* plus *Yervoy* combination therapy, or in combination with chemotherapy or cabozantinib. The approval is based on results from the Phase III CheckMate -67T trial, which demonstrated non-inferior co-primary pharmacokinetic exposures, similar efficacy in overall response rate, and showed a comparable safety profile vs. intravenous *Opdivo*.
		June 2024	Announced EMA validation of the extension application to introduce a new route of administration (subcutaneous use) for *Opdivo* (nivolumab) that includes a new pharmaceutical form (solution for injection) and a new strength (600 mg/vial) across multiple previously approved adult solid tumor indications as monotherapy, monotherapy maintenance following completion of nivolumab plus ipilimumab combination therapy, or in combination with chemotherapy or cabozantinib, based on the results from the Phase III CheckMate -67T study.
Opdivo + *Yervoy*	Colorectal Cancer	January 2025	Announced that new results from the Phase III CheckMate -8HW trial evaluating *Opdivo* plus *Yervoy* versus *Opdivo* monotherapy across all lines of therapy, including first line, for the treatment of microsatellite instability-high or mismatch repair deficient metastatic colorectal cancer showed that at a median follow-up of 47 months, *Opdivo* plus *Yervoy* provided a statistically significant and clinically meaningful improvement in the dual primary endpoint of PFS compared to *Opdivo* monotherapy, demonstrating a 38% reduction in the risk of disease progression or death.

Product	Indication	Date	Developments
Opdivo + *Yervoy*	Colorectal Cancer	December 2024	Announced EC approval of *Opdivo* plus *Yervoy* for the first-line treatment of adult patients with microsatellite instability-high or mismatch repair deficient unresectable or metastatic colorectal cancer. The approval is based on results from the Phase III CheckMate -8HW trial, in which *Opdivo* plus *Yervoy* demonstrated a statistically significant and clinically meaningful improvement in the dual primary endpoint of progression-free survival and reduced the risk of disease progression or death by 79% compared to the investigator's choice of chemotherapy as assessed by Blinded Independent Central Review.
		October 2024	Announced that the Phase III CheckMate -8HW trial evaluating *Opdivo* plus *Yervoy* compared to *Opdivo* monotherapy across all lines of therapy as a treatment for patients with microsatellite instability-high or mismatch repair deficient metastatic colorectal cancer met the dual primary endpoint of progression-free survival as assessed by Blinded Independent Central Review at a pre-specified interim analysis. Previously, *Opdivo* plus *Yervoy* demonstrated a statistically significant and clinically meaningful improvement in PFS compared to chemotherapy. *Opdivo* plus *Yervoy* demonstrated a statistically significant and clinically meaningful improvement in PFS compared to *Opdivo* monotherapy across all lines of therapy. The study is ongoing to assess various secondary endpoints, including overall survival. The safety profile for the combination of *Opdivo* plus *Yervoy* remained consistent with previously reported data, with no new safety signals identified.
		September 2024	Announced that the supplemental Japanese New Drug Application for *Opdivo* plus *Yervoy* was accepted by the Pharmaceuticals and Medical Devices Agency for the treatment of unresectable advanced or recurrent colorectal cancer with frequent microsatellite instability. This filing is based on results from the Phase III CheckMate -8HW study.
		January 2024	Announced that the Phase III CheckMate -8HW trial evaluating *Opdivo* plus *Yervoy* compared to investigator's choice of chemotherapy as a first-line treatment for patients with microsatellite instability-high or mismatch repair deficient metastatic colorectal cancer met the dual primary endpoint of progression-free survival (PFS) as assessed by Blinded Independent Central Review (BICR) at a pre-specific interim analysis. The study is ongoing to assess the second dual primary endpoint of PFS per BICR in patients receiving *Opdivo* plus *Yervoy* compared to *Opdivo* alone across all lines of therapy, as well as secondary endpoints. In addition, data from the Phase III CheckMate -8HW trial showed that the combination of *Opdivo* plus *Yervoy* reduced the risk of disease progression or death by 79% versus chemotherapy as a first-line treatment for patients with microsatellite instability–high or mismatch repair deficient metastatic colorectal cancer (MSIH/dMMR mCRC) compared to chemotherapy.
	HCC	January 2025	The CHMP of the EMA recommended approval of *Opdivo* + *Yervoy* for the first-line treatment of adult patients with unresectable or advanced hepatocellular carcinoma. The CHMP recommendation is based on results of the Phase III CheckMate -9DW trial and will now be reviewed by the EC, which has the authority to approve medicines for the EU.
		August 2024	Announced FDA acceptance of the supplemental BLA for *Opdivo* plus *Yervoy* as a potential first-line treatment for adult patients with unresectable hepatocellular carcinoma. The acceptance is based on results from the Phase III CheckMate -9DW trial. The FDA assigned a PDUFA goal date of April 21, 2025.
		August 2024	Announced that the supplemental Japanese New Drug Application for *Opdivo* plus *Yervoy* was accepted by the Pharmaceuticals and Medical Devices Agency for the treatment of unresectable first line hepatocellular carcinoma. This filing is based on results from the Phase III CheckMate -9DW study.
		July 2024	Announced EMA validation of the Type II variation application for *Opdivo* plus *Yervoy* as a potential first-line treatment option for adult patients with unresectable or advanced HCC who have not received prior systemic therapy. The application was based on results from the Phase III CheckMate -9DW trial.
		June 2024	Announced that the results from the Phase III CheckMate -9DW trial showed the dual immunotherapy combination of *Opdivo* plus *Yervoy* meaningfully improved overall survival, the trial's primary endpoint, compared to investigator's choice of lenvatinib or sorafenib as a first-line treatment for patients with unresectable hepatocellular carcinoma. The results also demonstrated a statistically significant and clinically meaningful improvement in the key secondary endpoint of objective response rate.

Product	Indication	Date	Developments
Opdivo + *Yervoy*	HCC	March 2024	Announced that Phase III CheckMate -9DW trial evaluating *Opdivo* plus *Yervoy* as a first-line treatment for patients with advanced hepatocellular carcinoma who have not received a prior systemic therapy met its primary endpoint of improved overall survival compared to investigator's choice of sorafenib or lenvatinib at a pre-specified interim analysis.
	Melanoma	September 2024	Announced 10-year follow-up data from the Phase III CheckMate -067 trial that showed continued durable improvement in survival with first-line *Opdivo* plus *Yervoy* therapy and *Opdivo* monotherapy, versus *Yervoy* alone, in patients with previously untreated advanced or metastatic melanoma. With a minimum follow up of 10 years, median overall survival was 71.9 months with *Opdivo* plus *Yervoy*, the longest reported median overall survival in a Phase III advanced melanoma trial.
	NSCLC	June 2024	Announced that the five-year follow-up results from the Phase III CheckMate -9LA trial showed durable, long-term survival benefits with *Opdivo* plus *Yervoy* combined with two cycles of chemotherapy compared to chemotherapy alone as a first-line treatment in patients with metastatic NSCLC.
		May 2024	Announced that the Phase III CheckMate -73L trial did not meet its primary endpoint of progression-free survival in unresectable, locally advanced stage III NSCLC.
	Renal Cell Carcinoma	January 2024	Announced that eight-year data from the Phase III CheckMate -214 trial evaluating *Opdivo* plus *Yervoy* versus sunitinib continued to demonstrate long-term survival results, reducing the risk of death by 28% in patients with previously untreated advanced or metastatic RCC, regardless of IMDC risk group. Patients treated with *Opdivo* plus *Yervoy* maintained superior survival and more durable response benefits compared to those who received sunitinib in both patients with intermediate- and poor-risk prognostic factors and across all randomized patients.
Reblozyl	Myelodysplastic Syndromes	April 2024	Announced the EC expanded approval of *Reblozyl* to include the first-line treatment of transfusion-dependent anemia due to very low, low and intermediate-risk myelodysplastic syndromes. The approval covers all European Union member states and is based on the pivotal Phase III COMMANDS trial.
		January 2024	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval for *Reblozyl* for MDS-related anemia. The approval is based on the results of the global Phase III COMMANDS trial and the Phase III MEDALIST study, as well as a Japanese Phase II study (Study MDS-003) in red blood cell transfusion-independent low-risk MDS patients.
Sotyktu	Plaque Psoriasis	December 2024	Announced positive topline results from the pivotal Phase III POETYK PsA-1 and POETYK PsA-2 trials evaluating efficacy and safety of *Sotyktu* in adults with PsA. Both trials met their primary endpoint, with a significantly greater proportion of *Sotyktu*-treated patients achieving ACR20 response (at least a 20 percent improvement in signs and symptoms of disease) after 16 weeks of treatment compared with placebo. Additionally, both trials met important secondary endpoints across PsA disease activity at Week 16. The overall safety profile of *Sotyktu* through 16 weeks of treatment in both trials was consistent with the established safety profile of *Sotyktu* observed in a Phase II PsA clinical trial and Phase III moderate-to-severe plaque psoriasis clinical trials.
		May 2024	Announced four-year results from the POETYK PSO long-term extension trial of *Sotyktu* treatment in adult patients with moderate-to-severe plaque psoriasis showed that, after four years of continuous *Sotyktu* treatment, clinical response was maintained in more than seven out of 10 patients for Psoriasis Area and Severity Index (PASI) 75. In addition, the safety profile of Sotyktu at Year 4 remained consistent with the established safety profile, with no new safety signals identified.

Product	Indication	Date	Developments
Zeposia	Crohn's Disease	March 2024	Following initial analysis of results from the first of two induction studies in the Phase III YELLOWSTONE trial evaluating *Zeposia* in adult patients with moderate-to-severe active Crohn's disease, it was determined that the study did not meet its primary endpoint of clinical remission at Week 12. The safety profile of *Zeposia* in this study was consistent with that observed in previously reported trials.
	MS	September 2024	Announced data from the Phase III DAYBREAK trial which demonstrated that decreased rates of brain volume loss were sustained in the open-label extension for patients treated with *Zeposia* for relapsing forms of MS. A separate DAYBREAK OLE safety analysis demonstrated declining or stable incidence rates of treatment-emergent adverse events, with relatively low rates of infections, serious infections and opportunistic infections over more than eight years of treatment with *Zeposia*.
		March 2024	Announced that data from the Phase III DAYBREAK open-label extension trial demonstrated the long-term efficacy and safety profile of *Zeposia* in patients with relapsing forms of MS. In the DAYBREAK long-term extension study, treatment with *Zeposia* demonstrated a low annualized relapse rate of 0.098 and 67% of patients were relapse-free at six years. An analysis of DAYBREAK data showed nearly 97% of followed patients were relapse-free at 90 days post *Zeposia* discontinuation. Patients that did relapse showed no evidence of rebound effect.
	UC	December 2024	Announced that Japan's Ministry of Health, Labour and Welfare granted manufacturing and marketing approval for *Zeposia* for the treatment of moderate to severe ulcerative colitis in patients who have had an inadequate response to conventional therapies. The approval is based on results from the Japanese Phase II/III RPC01-3013 study.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (including documents incorporated by reference) and other written and oral statements we make from time to time contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. You can identify these forward-looking statements by the fact they use words such as "should," "could," "expect," "anticipate," "estimate," "target," "may," "project," "guidance," "intend," "plan," "believe," "will" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on our current expectations and projections about our future financial results, goals, plans and objectives and involve inherent risks, assumptions and uncertainties, including internal or external factors that could delay, divert or change any of them in the next several years, and could cause our future financial results, goals, plans and objectives to differ materially from those expressed in, or implied by, the statements. These statements are likely to relate to, among other things, our goals, plans and objectives regarding our financial position, results of operations, cash flows, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products, our business development strategy and in relation to our ability to realize the projected benefits of our acquisitions, alliances and other business development activities, the impact of any pandemic or epidemic on our operations and the development and commercialization of our products, potential laws and regulations to lower drug prices, market actions taken by private and government payers to manage drug utilization and contain costs, the expiration of patents or data protection on certain products, including assumptions about our ability to retain marketing exclusivity of certain products, and the outcome of contingencies such as legal proceedings and financial results. No forward-looking statement can be guaranteed. We have included important factors in the cautionary statements included in our most recently filed 2024 Form 10-K, particularly under "Item 1A. Risk Factors," that we believe could cause actual results to differ materially from any forward-looking statement.

Although we believe that we have been prudent in our plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Annual Report on Form 10-K not to occur. Except as otherwise required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise after the date of this Annual Report on Form 10-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk resulting from changes in currency exchange rates and interest rates. Certain derivative financial instruments are used when available on a cost-effective basis to hedge our underlying economic exposure. All of our financial instruments, including derivatives, are subject to counterparty credit risk considered as part of the overall fair value measurement. Derivative financial instruments are not used for trading purposes.

Foreign Exchange Risk

Significant amounts of our revenues, earnings and cash flow are exposed to changes in foreign currency rates. Our primary net foreign currency translation exposures are the euro and Japanese yen. Foreign currency forward and purchased local currency put option contracts are used to manage risk primarily arising from certain intercompany sales, third party sales and purchases transactions.

We are also exposed to foreign exchange transaction risk arising from non-functional currency denominated assets and liabilities and earnings denominated in non-U.S. dollar currencies. Foreign currency forward contracts are used to offset these exposures but are not designated as hedges. Foreign currency forward contracts are also used to hedge the foreign currency exposures of our net investment in certain international affiliates and are designated as hedges of net investments.

We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would decrease the fair value of foreign exchange contracts by $455 million and $409 million as of December 31, 2024 and December 31, 2023, respectively, reducing earnings over the remaining life of the contracts.

Cross-currency swap contracts are used to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. We estimate that a 10% appreciation in the underlying currencies being hedged from their levels against the U.S. dollar (with all other variables held constant) would increase the fair value of cross-currency swap contracts by $49 million as of December 31, 2024 and increase by $46 million as of December 31, 2023, respectively.

For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

Interest Rate Risk

We use fixed-to-floating interest rate swap contracts designated as fair value hedges to provide an appropriate balance of fixed and floating rate debt. We use cross-currency swap contracts designated to manage risk arising from long-term debt denominated in euros and to hedge the Company's net investment in its foreign subsidiaries. The fair values of these contracts as well as our marketable debt securities are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, if there was a 1% increase in short-term or long-term interest rates as of December 31, 2024 and December 31, 2023, the expected adverse impact on our earnings would not be material.

We estimate that an increase of 1% in long-term interest rates as of December 31, 2024 and December 31, 2023 would decrease the fair value of long-term debt by $3.6 billion and $3.0 billion, respectively.

Credit Risk

We monitor our investments with counterparties with the objective of minimizing concentrations of credit risk. Our investment policy is to invest only in institutions that meet high credit quality standards and establishes limits on the amount and time to maturity of investments with any individual counterparty. The policy also requires that investments are only entered into with corporate and financial institutions that meet high credit quality standards.

The use of derivative instruments exposes us to credit risk if the counterparty fails to perform when the fair value of a derivative instrument contract is positive. If the counterparty fails to perform, collateral is not required by any party whether derivatives are in an asset or liability position. We have a policy of diversifying derivatives with counterparties to mitigate the overall risk of counterparty defaults. For additional information, refer to "Consolidated Financial Statements—Note 9. Financial Instruments and Fair Value Measurements."

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in millions, except per share data

		Year Ended December 31,				
		2024		2023		2022
Net product sales	$	**46,778**	$	43,778	$	44,671
Alliance and other revenues		**1,522**		1,228		1,488
Total Revenues		**48,300**		45,006		46,159
Cost of products sold[(a)]		**13,968**		10,693		10,137
Marketing, selling and administrative		**8,414**		7,772		7,814
Research and development		**11,159**		9,299		9,509
Acquired IPRD		**13,373**		913		815
Amortization of acquired intangible assets		**8,872**		9,047		9,595
Other (income)/expense, net		**893**		(1,158)		576
Total Expenses		**56,679**		36,566		38,446
(Loss)/earnings before income taxes		**(8,379)**		8,440		7,713
Income tax provision		**554**		400		1,368
Net (loss)/earnings		**(8,933)**		8,040		6,345
Noncontrolling Interest		**15**		15		18
Net (loss)/earnings attributable to BMS	$	**(8,948)**	$	8,025	$	6,327
(Loss)/Earnings per common share:						
Basic	$	**(4.41)**	$	3.88	$	2.97
Diluted		**(4.41)**		3.86		2.95

(a) Excludes amortization of acquired intangible assets.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

Dollars in millions

		Year Ended December 31,				
		2024		2023		2022
Net (loss)/earnings	$	**(8,933)**	$	8,040	$	6,345
Other comprehensive income/(loss), net of taxes and reclassifications to earnings:						
Derivatives qualifying as cash flow hedges		**374**		(230)		54
Pension and postretirement benefits		**90**		(115)		145
Marketable debt securities		**—**		2		(2)
Foreign currency translation		**(156)**		78		(210)
Total other comprehensive income/(loss)		**308**		(265)		(13)
Comprehensive (loss)/income		**(8,625)**		7,775		6,332
Comprehensive income attributable to noncontrolling interest		**15**		15		18
Comprehensive (loss)/income attributable to BMS	$	**(8,640)**	$	7,760	$	6,314

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Dollars in millions, except share and per share data

		December 31,		
ASSETS		**2024**		**2023**
Current assets:				
Cash and cash equivalents	$	**10,346**	$	11,464
Marketable debt securities		**513**		816
Receivables		**10,747**		10,921
Inventories		**2,557**		2,662
Other current assets		**5,617**		5,907
Total Current assets		**29,780**		31,770
Property, plant and equipment		**7,136**		6,646
Goodwill		**21,719**		21,169
Other intangible assets		**23,307**		27,072
Deferred income taxes		**4,236**		2,768
Marketable debt securities		**320**		364
Other non-current assets		**6,105**		5,370
Total Assets	$	**92,603**	$	95,159
LIABILITIES				
Current liabilities:				
Short-term debt obligations	$	**2,046**	$	3,119
Accounts payable		**3,602**		3,259
Other current liabilities		**18,126**		15,884
Total Current liabilities		**23,774**		22,262
Deferred income taxes		**369**		338
Long-term debt		**47,603**		36,653
Other non-current liabilities		**4,469**		6,421
Total Liabilities		**76,215**		65,674
Commitments and contingencies				
EQUITY				
Bristol-Myers Squibb Company Shareholders' Equity:				
Preferred stock, $2 convertible series, par value $1 per share: Authorized 10 million shares; issued and outstanding 2,868 in 2024 and 2,953 in 2023, liquidation value of $50 per share		**—**		—
Common stock, par value of $0.10 per share: Authorized 4.5 billion shares; 2.9 billion issued in 2024 and 2023		**292**		292
Capital in excess of par value of stock		**46,024**		45,684
Accumulated other comprehensive loss		**(1,238)**		(1,546)
Retained earnings		**14,912**		28,766
Less cost of treasury stock — 894 million common shares in 2024 and 902 million common shares in 2023		**(43,655)**		(43,766)
Total BMS Shareholders' Equity		**16,335**		29,430
Noncontrolling interest		**53**		55
Total Equity		**16,388**		29,485
Total Liabilities and Equity	$	**92,603**	$	95,159

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in millions

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash Flows From Operating Activities:			
Net (loss)/earnings	$ (8,933)	$ 8,040	$ 6,345
Adjustments to reconcile net (loss)/earnings to net cash provided by operating activities:			
Depreciation and amortization, net	9,600	9,760	10,276
Deferred income taxes	(2,089)	(3,288)	(2,738)
Stock-based compensation	507	518	457
Impairment charges	2,963	255	179
Divestiture gains and royalties	(1,119)	(884)	(1,063)
Acquired IPRD	13,373	913	815
Equity investment (gains)/losses, net	(16)	160	801
Other adjustments	94	300	223
Changes in operating assets and liabilities:			
Receivables	264	(995)	(663)
Inventories	(486)	(751)	(69)
Accounts payable	184	198	109
Rebates and discounts	1,484	904	427
Income taxes payable	(1,260)	(603)	(1,423)
Other	624	(667)	(610)
Net cash provided by operating activities	15,190	13,860	13,066
Cash Flows From Investing Activities:			
Sale and maturities of marketable debt securities	1,122	733	6,411
Purchase of marketable debt securities	(769)	(1,774)	(3,592)
Proceeds from sales of equity investments	265	215	218
Capital expenditures	(1,248)	(1,209)	(1,118)
Divestiture and other proceeds	1,099	909	1,305
Acquisition and other payments, net of cash acquired	(21,821)	(1,169)	(4,286)
Net cash used in investing activities	(21,352)	(2,295)	(1,062)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt obligations	2,987	—	—
Repayments of short-term debt obligations	(3,000)	—	—
Other short-term financing obligations, net	99	(120)	194
Proceeds from issuance of long-term debt	12,883	4,455	5,926
Repayments of long-term debt	(2,873)	(3,879)	(11,431)
Repurchase of common stock	—	(5,155)	(8,001)
Dividends	(4,863)	(4,744)	(4,634)
Stock option proceeds and other, net	(106)	27	984
Net cash provided by/(used in) financing activities	5,127	(9,416)	(16,962)
Effect of exchange rates on cash, cash equivalents and restricted cash	(137)	45	(33)
(Decrease)/increase in cash, cash equivalents and restricted cash	(1,172)	2,194	(4,991)
Cash, cash equivalents and restricted cash at beginning of period	11,519	9,325	14,316
Cash, cash equivalents and restricted cash at end of period	$ 10,347	$ 11,519	$ 9,325

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. ACCOUNTING POLICIES AND RECENTLY ISSUED ACCOUNTING STANDARDS

Nature of Operations and Basis of Consolidation

Bristol-Myers Squibb Company ("BMS", or "the Company") is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases.

The consolidated financial statements are prepared in conformity with U.S. GAAP, including the accounts of Bristol-Myers Squibb Company and all of its controlled majority-owned subsidiaries and certain variable interest entities. All intercompany balances and transactions are eliminated. Material subsequent events are evaluated and disclosed through the report issuance date. Refer to the Summary of Abbreviated Terms at the end of this Annual Report on Form 10-K for definitions of capitalized terms used throughout the document.

Alliance and license arrangements are assessed to determine whether the terms provide economic or other control over the entity requiring consolidation of an entity. Entities controlled by means other than a majority voting interest are referred to as variable interest entities and are consolidated when BMS has both the power to direct the activities of the variable interest entity that most significantly impacts its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entity.

Business Segment Information

BMS operates in a single segment engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of innovative medicines that help patients prevail over serious diseases. A global research and development organization and supply chain organization are responsible for the discovery, development, manufacturing and supply of products. Regional commercial organizations market, distribute and sell the products. The business is also supported by global corporate staff functions. Consistent with BMS's operational structure, the Chief Executive Officer ("CEO"), as the chief operating decision maker, uses consolidated net income or loss as reported on the income statement when managing and allocating resources at the corporate level. Managing and allocating resources at the global corporate level enables the CEO to assess both the overall level of resources available and how to best deploy these resources across functions, therapeutic areas, regional commercial organizations and research and development projects in line with our overarching long-term corporate-wide strategic goals, rather than on a product or franchise basis. The determination of a single segment is consistent with the financial information regularly reviewed by the CEO for purposes of evaluating performance, allocating resources, setting incentive compensation targets, and planning and forecasting future periods. For further information on product and regional revenue, see "—Note 2. Revenue."

The following table represents the significant segment expenses regularly provided to the CEO:

Dollars in millions	Year ended December 31,					
	2024		2023		2022	
Research [a]	$	1,522	$	1,557	$	1,553
Drug Development [b]		4,495		3,835		3,824
Other [c]		5,142		3,907		4,132
Research and development	$	11,159	$	9,299	$	9,509

(a) Includes costs to support the discovery and development of new molecular entities through pre-clinical studies.
(b) Includes costs to support clinical development of potential new products, including expansion of indications for existing products through Phase I, Phase II and Phase III clinical studies.
(c) Includes costs to support manufacturing development of pre-approved products, medical support of marketed products, IPRD impairment charges, acquisition-related charges and proportionate allocations of enterprise-wide costs including facilities, information technology, and other appropriate costs.

Use of Estimates and Judgments

The preparation of financial statements requires the use of management estimates, judgments and assumptions. The most significant assumptions are estimates used in determining accounting for acquisitions; impairments of intangible assets; charge-backs, cash discounts, sales rebates, returns and other adjustments; legal contingencies; and income taxes. Actual results may differ from estimates.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, time deposits, commercial paper, treasury bills and money market funds. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value.

Marketable Debt Securities

Marketable debt securities are classified as "available-for-sale" on the date of purchase and reported at fair value. Fair value is determined based on observable market quotes or valuation models using assessments of counterparty credit worthiness, credit default risk or underlying security and overall capital market liquidity. Marketable debt securities are reviewed for impairment by assessing if the decline in market value of the investment below the carrying value is other than temporary, which considers the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, the duration and extent that the market value has been less than cost and the investee's financial condition.

Equity Investments

Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded in Other (income)/expense, net. Equity investments without readily determinable fair values are recorded at cost minus any impairment, plus or minus changes in their estimated fair value resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Changes in the estimated fair value of equity investments without readily determinable fair values are recorded in Other (income)/expense, net.

BMS holds investments in limited partnerships, which primarily invest in early-stage life sciences companies. Such limited partnership investments are measured by using our proportionate share of the net asset values of the underlying investments held by the limited partnerships as a practical expedient. These investments are typically redeemable only through distributions upon liquidation of the underlying assets. Limited partnerships and investments in 50% or less owned companies are accounted for using the equity method of accounting when the ability to exercise significant influence over the operating and financial decisions of the investee is maintained. The proportional share of the investee's net income or losses of equity investments accounted for using the equity method are included in Other (income)/expense, net. Equity investments without readily determinable fair values and equity investments accounted for using the equity method are assessed for potential impairment on a quarterly basis based on qualitative factors.

Inventory Valuation

Inventories are stated at the lower of average cost or net realizable value.

Property, Plant and Equipment and Depreciation

Expenditures for additions, renewals and improvements are capitalized at cost. Depreciation is computed on a straight-line method based on the estimated useful lives of the related assets ranging from 20 to 50 years for buildings and 3 to 20 years for machinery, equipment and fixtures.

Current facts or circumstances are periodically evaluated to determine if the carrying value of depreciable assets to be held and used may not be recoverable. If such circumstances exist, an estimate of undiscounted future cash flows generated by the long-lived asset, or appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists at its lowest level of identifiable cash flows. If an asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. An estimate of the asset's fair value is based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques using unobservable fair value inputs, such as a discounted value of estimated future cash flows.

Capitalized Software

Eligible costs to obtain internal use software are capitalized and amortized over the estimated useful life of the software ranging from three to ten years.

Bristol Myers Squibb

Acquisitions

Businesses acquired are consolidated upon obtaining control. The fair value of assets acquired and liabilities assumed are recognized at the date of acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recognized as goodwill. Business acquisition costs are expensed when incurred. Contingent consideration from potential development, regulatory, approval and sales-based milestones and sales-based royalties are included in the purchase price for business combinations and excluded for asset acquisitions.

If the assets acquired do not meet the definition of a business, primarily because no significant processes were acquired or substantially all of the relative fair value was allocated to a single asset, the transaction is accounted for as an asset acquisition rather than a business combination and no goodwill is recorded. In addition, in an asset acquisition, acquired in-process research and development ("IPRD") assets with no alternative future use are expensed to Acquired IPRD.

Goodwill and Other Intangible Assets

The fair value of acquired intangible assets is determined using an income-based approach referred to as the excess earnings method utilizing Level 3 fair value inputs. Market participant valuations assume a global view considering all potential jurisdictions and indications based on discounted after-tax cash flow projections, risk adjusted for estimated probability of technical and regulatory success.

Finite-lived intangible assets, including acquired marketed product rights and R&D technology are amortized on a straight-line basis over their estimated useful life. Estimated useful lives are determined considering the period assets are expected to contribute to future cash flows. Finite-lived intangible assets are tested for impairment when facts or circumstances suggest that the carrying value of the asset may not be recoverable. If the carrying value exceeds the projected undiscounted pretax cash flows of the intangible asset, an impairment loss equal to the excess of the carrying value over the estimated fair value (discounted after-tax cash flows) is recognized.

Goodwill is tested at least annually for impairment by assessing qualitative factors in determining whether it is more likely than not that the fair value of net assets is below their carrying amounts. Examples of qualitative factors assessed include BMS's share price, financial performance compared to budgets, long-term financial plans, macroeconomic, industry and market conditions as well as the substantial excess of fair value over the carrying value of net assets from the annual impairment test performed in a prior year. Each relevant factor is assessed both individually and in the aggregate.

IPRD is tested for impairment at least annually or more frequently if events occur or circumstances change that would indicate a potential reduction in the fair values of the assets below their carrying value. Impairment charges are recognized to the extent the carrying value of IPRD is determined to exceed its fair value.

Derivatives

All derivative instruments are recognized as either assets or liabilities at fair value on the consolidated balance sheets and are classified as current or long-term based on the scheduled maturity of the instrument. Derivatives designated as hedges, are assessed at inception and quarterly thereafter, to determine whether they are highly effective in offsetting changes or cash flows of the hedged item. The changes in fair value of a derivative designated as a fair value hedge and of the hedged item attributable to the hedged risk are recognized in earnings immediately. The effective portions of changes in the fair value of a derivative designated as a cash flow hedge are reported in Accumulated other comprehensive loss and are subsequently recognized in earnings consistent with the underlying hedged item. If a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. If a hedged forecasted transaction becomes probable of not occurring, any gains or losses are reclassified from Accumulated other comprehensive loss to earnings. Derivatives that are not designated as hedges are adjusted to fair value through current earnings. The Company also uses derivative instruments or foreign currency denominated debt to hedge its net investments in certain foreign subsidiaries and affiliates. Realized and unrealized gains and losses from these hedges are included in foreign currency translation in Accumulated other comprehensive loss. Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

Restructuring

Restructuring charges are recognized as a result of actions to streamline operations, realize synergies from acquisitions and reduce the number of facilities. Estimating the impact of restructuring plans, including future termination benefits, integration expenses and other exit costs, requires judgment. Actual results could vary from these estimates. Restructuring charges are recognized upon meeting certain criteria, including finalization of committed plans, reliable estimates and discussions with local works councils in certain markets.

Contingencies

Loss contingencies from legal proceedings and claims may occur from government investigations, shareholder lawsuits, product and environmental liability, contractual claims, tax and other matters. Accruals are recognized when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Gain contingencies (including contingent proceeds related to the divestitures) are not recognized until realized. Legal fees are expensed as incurred.

Revenue Recognition

Refer to "—Note 2. Revenue" for a detailed discussion of accounting policies related to revenue recognition, including deferred revenue and royalties. Refer to "—Note 3. Alliances" for further details regarding alliances.

Research and Development and Acquired IPRD

Research and development costs are expensed as incurred. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. Research and development costs are presented net of reimbursements from alliance partners.

Acquired IPRD expenses include upfront payments, contingent milestone payments in connection with asset acquisitions or in-license arrangements of third-party intellectual property rights, as well as any upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval.

The Company's Acquired IPRD by type of transaction was as follows:

Dollars in millions	Year ended December 31,		
	2024	2023	2022
Alliance (Note 3)	$ 880	$ 55	$ 100
Acquisitions (Note 4)	12,122	—	—
In-license and other arrangements (Note 4)	371	858	715
Acquired IPRD	$ 13,373	$ 913	$ 815

Advertising and Product Promotion Costs

Advertising and product promotion costs are expensed as incurred. Advertising and product promotion costs are included in Marketing, selling and administrative expenses and were $1.5 billion in 2024, $1.4 billion in 2023 and $1.3 billion in 2022.

Foreign Currency Translation

Foreign subsidiary earnings are translated into U.S. dollars using average exchange rates. The net assets of foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recognized in Other Comprehensive Income/(Loss).

Income Taxes

The provision for income taxes includes income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recognized to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The assessment of whether or not a valuation allowance is required often requires significant judgment including the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax valuation allowances are made to earnings in the period when such assessments are made. The tax effects of global intangible low-taxed income from certain foreign subsidiaries is recognized in the income tax provision in the period the tax arises.

Tax benefits are recognized from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized upon settlement.

Recently Adopted Accounting Standards

Segment Reporting

In November 2023, the FASB issued amended guidance for improvements to reportable segment disclosures. The revised guidance requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decision maker (CODM), including public entities with a single reportable segment. The amended guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025 and should be applied on a retrospective basis. BMS adopted the new guidance for the annual period ending December 31, 2024.

Recently Issued Accounting Standards Not Yet Adopted

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued guidance on income statement disclosures. The guidance aims to provide enhanced disclosures of income expense categories to improve transparency and provide financial statement users with more detailed information about the nature, amount and timing of expenses impacting financial performance. The new guidance is effective for annual periods beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

Income Taxes

In December 2023, the FASB issued amended guidance on income tax disclosures. The guidance is intended to provide additional disaggregation to the effective income tax rate reconciliation and income tax payment disclosures. The amended guidance is effective for fiscal years beginning after December 15, 2024 and should be applied on a prospective basis. Early adoption is permitted.

Note 2. REVENUE

The following table summarizes the disaggregation of revenue by nature:

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Net product sales	$ 46,778	$ 43,778	$ 44,671
Alliance revenues	479	608	742
Other revenues	1,043	620	746
Total Revenues	$ 48,300	$ 45,006	$ 46,159

Net product sales represent more than 95% of total revenues for all periods presented. Products are sold principally to wholesalers, distributors, specialty pharmacies, and to a lesser extent, directly to retailers, hospitals, clinics and government agencies. Customer orders are generally fulfilled within a few days of receipt resulting in minimal order backlog. Contractual performance obligations are usually limited to transfer of control of the product to the customer. The transfer occurs either upon shipment, upon receipt of the product after considering when the customer obtains legal title to the product, or upon infusion for cell therapies and when BMS obtains a right of payment. At these points, customers are able to direct the use of and obtain substantially all of the remaining benefits of the product.

Gross revenue to the three largest pharmaceutical wholesalers in the U.S. as a percentage of U.S. gross revenues was as follows:

	Year Ended December 31,		
	2024	2023	2022
McKesson Corporation	34 %	33 %	32 %
Cencora, Inc.	29 %	29 %	25 %
Cardinal Health, Inc.	22 %	23 %	21 %

Wholesalers are initially invoiced at contractual list prices. Payment terms are typically 30 to 90 days based on customary practices in each country. Revenue is reduced from wholesaler list price at the time of recognition for expected charge-backs, discounts, rebates, sales allowances and product returns ("GTN adjustments"). In the U.S., these GTN adjustments are attributed to various commercial arrangements, managed healthcare organizations and government programs such as Medicare, Medicaid and the 340B program containing various pricing implications, such as mandatory discounts, pricing protection below wholesaler list price or other discounts when Medicare Part D beneficiaries are in the coverage gap. In addition, non-U.S. government programs include different pricing schemes such as cost caps, volume discounts, outcome-based pricing and pricing claw-backs determined on sales of individual companies or an aggregation of companies participating in a specific market. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer, typically within one month. All other GTN adjustments, are reflected as a liability and settled through cash payments to the customer, typically within various time periods ranging from a few months to one year.

Significant judgment is required in estimating GTN adjustments considering legal interpretations of applicable laws and regulations, historical experience, payer channel mix, current contract prices under applicable programs, unbilled claims, processing time lags and inventory levels in the distribution channel.

The following table summarizes GTN adjustments:

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Gross product sales	$ 83,671	$ 73,679	$ 69,633
GTN adjustments[a]			
Charge-backs and cash discounts	(11,510)	(9,144)	(7,469)
Medicaid and Medicare rebates	(16,551)	(13,411)	(11,362)
Other rebates, returns, discounts and adjustments	(8,832)	(7,346)	(6,131)
Total GTN adjustments	(36,893)	(29,901)	(24,962)
Net product sales	$ 46,778	$ 43,778	$ 44,671

(a) Includes reductions of provisions for product sales made in prior periods resulting from changes in estimates of $159 million in 2024, $134 million in 2023, and $229 million in 2022.

Alliance and other revenues consist primarily of amounts related to collaborations and out-licensing arrangements. Each of these arrangements are evaluated for whether they represent contracts that are within the scope of the revenue recognition guidance in their entirety or contain aspects that are within the scope of the guidance, either directly or by reference based upon the application of the guidance related to the derecognition of nonfinancial assets (ASC 610).

Performance obligations are identified and separated when the other party can benefit directly from the rights, goods or services either on their own or together with other readily available resources and when the rights, goods or services are not highly interdependent or interrelated.

Transaction prices for these arrangements may include fixed upfront amounts as well as variable consideration such as contingent development and regulatory milestones, sales-based milestones and royalties. The most likely amount method is used to estimate contingent development, regulatory and sales-based milestones because the ultimate outcomes are binary in nature. The expected value method is used to estimate royalties because a broad range of potential outcomes exist, except for instances in which such royalties relate to a license. Variable consideration is included in the transaction price only to the extent a significant reversal in the amount of cumulative revenue recognized is not probable of occurring when the uncertainty associated with the variable consideration is subsequently resolved. Significant judgment is required in estimating the amount of variable consideration to recognize when assessing factors outside of BMS's influence such as likelihood of regulatory success, limited availability of third party information, expected duration of time until resolution, lack of relevant past experience, historical practice of offering fee concessions and a large number and broad range of possible amounts. To the extent arrangements include multiple performance obligations that are separable, the transaction price assigned to each distinct performance obligation is reflective of the relative stand-alone selling price and recognized at a point in time upon the transfer of control.

Three types of out-licensing arrangements are typically utilized: (i) arrangements when BMS out-licenses intellectual property to another party and has no further performance obligations; (ii) arrangements that include a license and an additional performance obligation to supply product upon the request of the third party; and (iii) collaboration arrangements, which include transferring a license to a third party to jointly develop and commercialize a product.

Most out-licensing arrangements consist of a single performance obligation that is satisfied upon execution of the agreement when the development and commercialization rights are transferred to a third party. Upfront fees are recognized immediately and included in Other (income)/expense, net. Although contingent development and regulatory milestone amounts are assessed each period for the likelihood of achievement, they are typically constrained and recognized when the uncertainty is subsequently resolved for the full amount of the milestone and included in Other (income)/expense, net. Sales-based milestones and royalties are recognized when the milestone is achieved or the subsequent sales occur. Sales-based milestones and royalties are included in Alliance and other revenues.

Certain out-licensing arrangements may also include contingent performance obligations to supply commercial product to the third party upon its request. The license and supply obligations are accounted for as separate performance obligations as they are considered distinct because the third party can benefit from the license either on its own or together with other supply resources readily available to it and the obligations are separately identifiable from other obligations in the contract in accordance with the revenue recognition guidance. After considering the standalone selling prices in these situations, upfront fees, contingent development and regulatory milestone amounts and sales-based milestone and royalties are allocated to the license and recognized in the manner described above. Consideration for the supply obligation is usually based upon stipulated cost-plus margin contractual terms which represent a standalone selling price. The supply consideration is recognized at a point in time upon transfer of control of the product to the third party and included in Alliance and other revenues. The above fee allocation between the license and the supply represents the amount of consideration expected to be entitled to for the satisfaction of the separate performance obligations.

Although collaboration arrangements are unique in nature, both parties are active participants in the operating activities and are exposed to significant risks and rewards depending on the commercial success of the activities. Performance obligations inherent in these arrangements may include the transfer of certain development or commercialization rights, ongoing development and commercialization services and product supply obligations. Except for certain product supply obligations which are considered distinct and accounted for as separate performance obligations similar to the manner discussed above, all other performance obligations are not considered distinct and are combined into a single performance obligation since the transferred rights are highly integrated and interrelated to the obligation to jointly develop and commercialize the product with the third party. As a result, upfront fees are recognized ratably over time throughout the expected period of the collaboration activities and included in Other (income)/expense, net as the license is combined with other development and commercialization obligations. Contingent development and regulatory milestones that are no longer constrained are recognized in a similar manner on a prospective basis. Royalties and profit sharing are recognized when the underlying sales and profits occur and are included in Alliance and other revenues. Refer to "—Note 3. Alliances" for further information.

The following table summarizes the disaggregation of revenue by product and region:

Dollars in millions	Year Ended December 31,					
	2024		**2023**		**2022**	
Growth Portfolio						
Opdivo	$	**9,304**	$	9,009	$	8,249
Orencia		**3,682**		3,601		3,464
Yervoy		**2,530**		2,238		2,131
Reblozyl		**1,773**		1,008		717
Opdualag		**928**		627		252
Breyanzi		**747**		364		182
Camzyos		**602**		231		24
Zeposia		**566**		434		250
Abecma		**406**		472		388
Sotyktu		**246**		170		8
Krazati		**126**		—		—
Augtyro		**38**		1		—
Cobenfy		**10**		—		—
Other Growth products[a]		**1,605**		1,211		1,092
Total Growth Portfolio		**22,563**		19,366		16,757
Legacy Portfolio						
Eliquis		**13,333**		12,206		11,789
Revlimid		**5,773**		6,097		9,978
Pomalyst/Imnovid		**3,545**		3,441		3,497
Sprycel		**1,286**		1,930		2,165
Abraxane		**875**		1,004		811
Other Legacy products[b]		**925**		962		1,162
Total Legacy Portfolio		**25,737**		25,640		29,402
Total Revenues	$	**48,300**	$	45,006	$	46,159
United States		**34,105**		31,210		31,500
International		**13,199**		13,097		13,825
Other[c]		**996**		699		834
Total Revenues	$	**48,300**	$	45,006	$	46,159

(a)   Includes *Onureg*, *Inrebic*, *Nulojix*, *Empliciti* and royalty revenues.
(b)   Includes other mature brands.
(c)   Other revenues include alliance-related revenues for products not sold by BMS's regional commercial organizations.

Beginning in 2024, Puerto Rico revenues are included in International revenues. Prior period amounts have been reclassified to conform to the current presentation.

Contract assets are primarily estimated future royalties and termination fees not eligible for the licensing exclusion and therefore recognized under ASC 606 and ASC 610. Contract assets are reduced and receivables are increased in the period the underlying sales occur. Cumulative catch-up adjustments to revenue affecting contract assets or contract liabilities were not material in 2024, 2023 and 2022. Revenue recognized from performance obligations satisfied in prior periods was $797 million in 2024, $462 million in 2023, and $556 million in 2022 consisting primarily of revised estimates for GTN adjustments related to prior period sales and royalties from out-licensing arrangements.

Sales commissions and other incremental costs of obtaining customer contracts are expensed as incurred as the amortization periods would be less than one year.

Note 3. ALLIANCES

BMS enters into collaboration arrangements with third parties for the development and commercialization of certain products. Although each of these arrangements is unique in nature, both parties are active participants in the operating activities of the collaboration and exposed to significant risks and rewards depending on the commercial success of the activities. BMS may either in-license intellectual property owned by the other party or out-license its intellectual property to the other party. These arrangements also typically include research, development, manufacturing, and/or commercial activities and can cover a single investigational compound or commercial product or multiple compounds and/or products in various life cycle stages. The rights and obligations of the parties can be global or limited to geographic regions. BMS refers to these collaborations as alliances, and its partners as alliance partners.

The most common activities between BMS and its alliance partners are presented in results of operations as follows:

- When BMS is the principal in the end customer sale, 100% of product sales are included in Net product sales. When BMS's alliance partner is the principal in the end customer sale, BMS's contractual share of the third-party sales and/or royalty income are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations. Refer to "—Note 2. Revenue" for information regarding recognition criteria.
- Amounts payable to BMS by alliance partners (who are the principal in the end customer sale) for supply of commercial products are included in Alliance revenues as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Profit sharing, royalties and other sales-based fees payable by BMS to alliance partners are included in Cost of products sold as incurred.
- Cost reimbursements between the parties are recognized as incurred and included in Cost of products sold; Marketing, selling and administrative expenses; or Research and development expenses, based on the underlying nature of the related activities subject to reimbursement.
- Upfront and contingent development and regulatory approval milestones payable to BMS by alliance partners for investigational compounds and commercial products are deferred and amortized over the expected period of BMS's development and co-promotion obligation through the market exclusivity period or the periods in which the related compounds or products are expected to contribute to future cash flows. The amortization is presented consistent with the nature of the payment under the arrangement. For example, amounts received for investigational compounds are presented in Other (income)/expense, net as the activities being performed at that time are not related to the sale of commercial products included in BMS's ongoing major or central operations; amounts received for commercial products are presented in alliance revenue as the sale of commercial products are considered part of BMS's ongoing major or central operations.
- Upfront and contingent regulatory approval milestones payable by BMS to alliance partners for commercial products are capitalized and amortized over the shorter of the contractual term or the periods in which the related products are expected to contribute to future cash flows.
- Upfront and contingent milestones payable by BMS to alliance partners prior to regulatory approval are expensed as incurred and included in Acquired IPRD expense.
- Royalties and contingent sales based milestones payable to BMS by license partners are presented in Alliance revenues
- Royalties and other contingent consideration payable to BMS by alliance partners related to the divestiture of such businesses are included in Other (income)/expense, net when earned.
- All payments between BMS and its alliance partners are presented in Cash Flows From Operating Activities except for upfront and developmental and regulatory milestone payments which are presented in Cash Flows From Investing Activities.

Selected financial information pertaining to alliances was as follows, including net product sales when BMS is the principal in the third-party customer sale for products subject to the alliance agreements. Expenses summarized below do not include all amounts attributed to the activities for the products in the alliance, but only the payments between the alliance partners or the related amortization if the payments were deferred or capitalized.

Dollars in millions	Year Ended December 31,					
	2024		2023		2022	
Revenues from alliances:						
Net product sales	$	**13,587**	$	12,543	$	12,001
Alliance revenues		**479**		608		742
Total alliance revenues	$	**14,066**	$	13,151	$	12,743
Payments to/(from) alliance partners:						
Cost of products sold	$	**6,597**	$	6,067	$	5,768
Marketing, selling and administrative		**(295)**		(263)		(223)
Research and development		**237**		137		49
Acquired IPRD		**880**		55		100
Other (income)/expense, net		**(137)**		(49)		(53)

Dollars in millions	December 31,			
	2024		2023	
Selected alliance balance sheet information:				
Receivables – from alliance partners	$	**221**	$	233
Accounts payable – to alliance partners		**1,578**		1,394
Deferred income from alliances[a]		**222**		274

(a) Includes unamortized upfront and milestone payments.

Specific information pertaining to significant alliances is discussed below, including their nature and purpose; the significant rights and obligations of the parties; specific accounting policy elections; and the statements of earnings classification of and amounts attributable to payments between the parties. Significant developments and updates related to alliances during the year ended December 31, 2024 and 2023 are set forth below.

SystImmune

BMS and SystImmune, Inc. ("SystImmune") are parties to a global strategic collaboration for the co-development and co-commercialization of izalontamab brengitecan (iza-bren or BL-B01D1), a bispecific topoisomerase inhibitor-based antibody drug conjugate, which is currently being evaluated in a Phase I clinical trial for metastatic or unresectable NSCLC and is also in development for breast cancer and other tumor types. BMS paid an upfront fee of $800 million, which was included in Acquired IPRD during the year ended December 31, 2024. BMS is also obligated to pay up to $7.6 billion upon the achievement of contingent development, regulatory and sales-based milestones.

The parties will jointly develop and commercialize BL-B01D1 in the U.S. and share in the profits and losses. SystImmune will be responsible for the development, commercialization, and manufacturing in Mainland China and will be responsible for manufacturing certain drug supplies for outside of Mainland China, where BMS will receive a royalty on net sales. BMS will be responsible for the development and commercialization in the rest of the world, where SystImmune will receive a royalty on net sales.

Pfizer

BMS and Pfizer jointly develop and commercialize *Eliquis*, an anticoagulant discovered by BMS. Pfizer funds between 50% and 60% of all development costs depending on the study. Profits and losses are shared equally on a global basis except in certain countries where Pfizer commercializes *Eliquis* and pays BMS a sales-based fee.

The co-exclusive license rights granted to Pfizer in exchange for an upfront payment and potential milestone payments were recorded to Deferred income and are being amortized in Other (income)/expense, net, as *Eliquis* was not a commercial product at the commencement of the alliance. The upfront payment and any subsequent contingent milestone proceeds are amortized over the expected period of BMS's co-promotion obligation through the market exclusivity period. Both parties assumed certain obligations to actively participate in a joint executive committee and various other operating committees and have joint responsibilities for the research, development, distribution, sales and marketing activities of the alliance using resources in their own infrastructures. BMS and Pfizer manufacture the product in the alliance and BMS is the principal in the end customer product sales in the U.S., significant countries in Europe, as well as Canada, Australia, China, Japan and South Korea. In certain smaller countries, Pfizer has full commercialization rights and BMS supplies the product to Pfizer at cost plus a percentage of the net sales price to end-customers, which is recorded in full upon transfer of control of the product to Pfizer.

Summarized financial information related to this alliance was as follows:

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Revenues from Pfizer alliance:			
Net product sales	$ 13,187	$ 12,006	$ 11,488
Alliance revenues	146	200	301
Total revenues	$ 13,333	$ 12,206	$ 11,789
Payments to/(from) Pfizer:			
Cost of products sold – profit sharing	6,419	5,833	5,604
Other (income)/expense, net – amortization of deferred income	(42)	(42)	(42)

	December 31,	
Selected alliance balance sheet information:		
Dollars in millions	2024	2023
Receivables	$ 189	$ 169
Accounts payable	1,463	1,311
Deferred income	137	180

Ono

BMS and Ono jointly develop and commercialize *Opdivo*, *Yervoy* and several BMS investigational compounds in Japan, South Korea and Taiwan. BMS is responsible for supply of the products. Profits, losses and development costs are shared equally for all combination therapies involving compounds of both parties. Otherwise, sharing is 80% and 20% for activities involving only one of the party's compounds.

BMS and Ono also jointly develop and commercialize *Orencia* in Japan. BMS is responsible for the order fulfillment and distribution of the intravenous formulation and Ono is responsible for the subcutaneous formulation. Both formulations are jointly promoted by both parties with assigned customer accounts and BMS is responsible for the product supply. A co-promotion fee of 60% is paid when a sale is made to the other party's assigned customer.

Summarized financial information related to this alliance was as follows:

	Year Ended December 31,		
(Dollars in millions)	2024	2023	2022
Net product sales	$ 158	$ 180	$ 216
Alliance revenues	333	408	441
Total Revenues	$ 491	$ 588	$ 657

BMS is the principal in the end customer product sales and has the exclusive right to develop, manufacture and commercialize *Opdivo* worldwide except in Japan, South Korea and Taiwan. Ono is entitled to receive royalties of 4% in North America and 15% in all territories excluding the three countries listed above, subject to customary adjustments. Ono will also receive royalties on the nivolumab component of *Opdivo Qvantig* and *Opdualag* consistent with the terms previously stated for *Opdivo*.

2seventy bio

BMS and 2seventy bio jointly develop and commercialize novel disease-altering gene therapy product candidates targeting BCMA. The collaboration includes (i) a right for BMS to license any anti-BCMA products resulting from the collaboration, (ii) a right for 2seventy bio to participate in the development and commercialization of any licensed products resulting from the collaboration through a 50/50 co-development and profit share in the U.S. in exchange for a reduction of milestone payments, and (iii) sales-based milestones and royalties payable to 2seventy bio upon the commercialization of any licensed products resulting from the collaboration should 2seventy bio decline to exercise their co-development and profit sharing rights.

BMS exercised its option to license idecabtagene vicleucel (*Abecma*) in 2016 and 2seventy bio elected to participate in development and commercialization of *Abecma* in the U.S. in 2018. The terms of the collaboration have since been amended to transfer substantially all manufacturing obligations to BMS and eliminate ex-U.S. milestones and royalties payable to 2seventy bio for *Abecma*.

In 2021, the FDA approved *Abecma* for the treatment of relapsed or refractory multiple myeloma. Net product sales of *Abecma* in the U.S. were $242 million, $358 million and $297 million; and the related profit sharing costs were $43 million, $109 million and $49 million in 2024, 2023 and 2022, respectively. Cost reimbursements were not material.

Eisai

In 2024, BMS and Eisai agreed to end the global strategic collaboration for the co-development and co-commercialization of MORAb-202 due to the ongoing portfolio prioritization efforts within BMS. All rights and obligations for MORAb-202 were transferred to Eisai, and BMS is to receive $90 million as part of the termination, which was included in Other (income)/expense, net during the twelve months ended December 31, 2024, of which $85 million was received during the third quarter of 2024.

Note 4. ACQUISITIONS, DIVESTITURES, LICENSING AND OTHER ARRANGEMENTS

Asset Acquisition

<u>Karuna</u>

On March 18, 2024, BMS acquired Karuna, a clinical-stage biopharmaceutical company driven to discover, develop, and deliver transformative medicines for people living with psychiatric and neurological conditions. The acquisition provided BMS with rights to *Cobenfy* (xanomeline and trospium chloride), formerly KarXT. *Cobenfy* is an antipsychotic with a novel mechanism of action and differentiated efficacy and safety, which was approved by the FDA on September 26, 2024 for the treatment of schizophrenia in adults. *Cobenfy* is also in registrational trials for both adjunctive therapy to existing standard of care agents in schizophrenia and the treatment of psychosis in patients with Alzheimer's Disease.

BMS acquired all of the issued and outstanding shares of Karuna's common stock for $330.00 per share in an all-cash transaction for total consideration of $14.0 billion, or $12.9 billion net of cash acquired. The acquisition was funded primarily with debt proceeds (see "—Note 10. Financing Arrangements" for further detail). The transaction was accounted for as an asset acquisition since *Cobenfy* represented substantially all of the fair value of the gross assets acquired. As a result, $12.1 billion was expensed to Acquired IPRD during the twelve months ended December 31, 2024.

The following summarizes the total consideration transferred and allocation of consideration transferred to the assets acquired, liabilities assumed and Acquired IPRD expense:

Dollars in millions

Cash consideration for outstanding shares	$	12,606
Cash consideration for equity awards		1,421
Consideration to be paid		14,027
Less: Charge for unvested stock awards[a]		(289)
Transaction costs		55
Total consideration allocated	$	13,793
Cash and cash equivalents	$	1,167
Other assets		67
Intangible assets		100
Deferred income tax asset		542
Deferred income tax liability		(25)
Other liabilities		(180)
Total identifiable assets acquired, net		1,671
Acquired IPRD expense		12,122
Total consideration allocated	$	13,793

(a) Includes cash-settled unvested equity awards of $130 million expensed in Marketing, selling and administrative and $159 million expensed in Research and development during the twelve months ended December 31, 2024.

Business Combinations

RayzeBio

On February 26, 2024, BMS acquired RayzeBio, a clinical-stage radiopharmaceutical therapeutics ("RPT") company with actinium-based RPTs for solid tumors. The acquisition provided BMS with rights to RayzeBio's actinium-based radiopharmaceutical platform and lead asset, RYZ101, which is in Phase III development for treatment of gastroenteropancreatic neuroendocrine tumors.

BMS acquired all of the issued and outstanding shares of RayzeBio's common stock for $62.50 per share in an all-cash transaction for total consideration of $4.1 billion, or $3.6 billion net of cash acquired. The acquisition was funded through a combination of cash on hand and debt proceeds (see "—Note 10. Financing Arrangements" for further detail).

The transaction was accounted for as a business combination requiring all assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date.

Total consideration for the acquisition consisted of the following:

Dollars in millions

Cash consideration for outstanding shares	$	3,851
Cash consideration for equity awards		296
Consideration paid		4,147
Less: Unvested stock awards[a]		(274)
Total consideration allocated	$	3,873

(a) Includes cash settlement for unvested equity awards of $159 million expensed in Marketing, selling and administrative and $115 million expensed in Research and development during the twelve months ended December 31, 2024.

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the acquisition date based upon their respective fair values summarized below:

Dollars in millions	Purchase Price Allocation
Cash and cash equivalents	$ 501
Other assets	70
Intangible assets	3,700
Deferred income tax asset	81
Deferred income tax liability	(798)
Other liabilities	(109)
Identifiable net assets acquired	$ 3,445
Goodwill	428
Total consideration allocated	$ 3,873

Intangible assets included $1.7 billion of indefinite-lived IPRD and $2.0 billion of R&D technology. The estimated fair values for the indefinite-lived IPRD asset and the R&D technology were determined using an income approach valuation method. Goodwill resulted primarily from the recognition of deferred tax liabilities and is not deductible for tax purposes.

Mirati

On January 23, 2024, BMS acquired Mirati, a commercial stage targeted oncology company, obtaining the rights to commercialize lung cancer medicine *Krazati,* and to further develop several clinical assets, including PRMT5 Inhibitor. *Krazati,* a KRAS^{G12C} inhibitor, is FDA and EMA approved for second-line NSCLC and in clinical development with a PD-1 inhibitor for first-line NSCLC. It is also FDA approved for advanced or metastatic KRAS^{G12C} mutated colorectal cancer with cetuximab. In addition, PRMT5 Inhibitor is a potential first-in-class MTA-cooperative PRMT5 inhibitor, which is advancing to the next stage of development.

BMS acquired all of the issued and outstanding shares of Mirati's common stock for $58.00 per share in an all-cash transaction for a total consideration of $4.8 billion or $4.1 billion, net of cash acquired. Mirati stockholders also received one non-tradeable contingent value right (CVR) for each share of Mirati common stock held, potentially worth $12.00 per share in cash for a total value of approximately $1.0 billion. The payout of the contingent value right is subject to the FDA acceptance of an NDA for PRMT5 Inhibitor for the treatment of specific indications within seven years of the closing of the transaction. The acquisition was funded through a combination of cash on hand and debt proceeds (see "—Note 10. Financing Arrangements" for further detail).

The transaction was accounted for as a business combination requiring all assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date.

Total consideration for the acquisition consisted of the following:

Dollars in millions	
Cash consideration for outstanding shares	$ 4,596
Cash consideration for equity awards	205
Consideration paid	4,801
Plus: Fair value of CVRs	248
Less: unvested stock awards[a]	(114)
Total consideration allocated	$ 4,935

(a) Includes cash settlement of unvested equity awards of $60 million expensed in Marketing, selling and administrative and $54 million expensed in Research and development during twelve months ended December 31, 2024.

The purchase price allocation resulted in the following amounts being allocated to the assets acquired and liabilities assumed as of the acquisition date based upon their respective fair values summarized below:

Dollars in millions	Purchase price allocation
Cash and cash equivalents	$ 748
Inventories	215
Other assets	159
Intangible assets	4,225
Deferred income tax assets	734
Deferred income tax liabilities	(1,094)
Other liabilities	(204)
Identifiable net assets acquired	$ 4,783
Goodwill	152
Total consideration allocated	$ 4,935

Inventories includes a fair value adjustment of $148 million. Intangible assets included $640 million of definite-lived Acquired marketed product rights (*Krazati*) and $3.5 billion of indefinite-lived IPRD assets. The estimated fair value of both definite-lived Acquired marketed product rights and indefinite-lived IPRD assets was determined using an income approach valuation method. Goodwill resulted primarily from the recognition of deferred tax liabilities and is not deductible for tax purposes.

The results of operations and cash flows for Karuna, RayzeBio and Mirati were included in the consolidated financial statements commencing on their respective acquisition dates and were not material. Historical financial results of the acquired entities were not significant.

Orum

In 2023, BMS acquired the rights to Orum's ORM-6151 program, which is currently in Phase I clinical development. ORM-6151 is an anti-CD33 antibody-enabled GSPT1 degrader for the treatment of patients with acute myeloid leukemia or high-risk myelodysplastic syndromes. The consideration included an upfront payment of $100 million, as well as contingent development milestone payments up to $80 million. The upfront payment was expensed to Acquired IPRD.

Turning Point

In 2022, BMS acquired Turning Point for $4.1 billion of cash or $3.3 billion net of cash acquired. Turning Point was a clinical-stage precision oncology company with a pipeline of investigational medicines designed to target the common mutations and alterations that drive cancer growth. The acquisition provided BMS rights to Turning Point's lead asset, repotrectinib, and other clinical and pre-clinical stage assets. Repotrectinib was approved by the FDA in November 2023 and is marketed under the brand name *Augtyro*.

The transaction was accounted for as a business combination in which all assets acquired and liabilities assumed were recognized at fair value as of the acquisition date.

The results of Turning Point's operations were included in the consolidated financial statements commencing August 18, 2022, and were not material. Historical financial results of the acquired entity were not significant.

Divestitures

The following table summarizes the financial impact of divestitures including royalty income, which is included in Other (income)/ expense, net. Revenue and pretax earnings related to all divestitures were not material in all periods presented (excluding divestiture gains or losses).

	Net Proceeds			Divestiture (Gains)/Losses			Royalty Income		
Dollars in millions	2024	2023	2022	2024	2023	2022	2024	2023	2022
Diabetes business – royalties	$ 1,051	$ 846	$ 767	$ —	$ —	$ —	$ (1,097)	$ (862)	$ (810)
Mature products and other[a]	5	12	390	15	—	(211)	(7)	—	(22)
Total	$ 1,056	$ 858	$ 1,157	$ 15	$ —	$ (211)	$ (1,104)	$ (862)	$ (832)

(a) Year ended December 31, 2022 includes cash proceeds of $221 million and a divestiture gain of $211 million related to the sale of several mature products of Cheplapharm in 2022.

Diabetes Business

As part of its diabetes termination agreement with AstraZeneca, BMS receives tiered royalty payments ranging from 10% to 25% based on net sales through 2025. Royalties were $1.2 billion in 2024, $960 million in 2023 and $924 million in 2022.

In 2015 and 2017, BMS transferred a percentage of its future royalty rights on *Amylin*, *Onglyza** and *Farxiga** net product sales to third parties. As a result of these transfers, the royalty income associated with these products was reduced by $96 million in 2024, $98 million in 2023, and $114 million in 2022.

Licensing and Other Arrangements

Royalty and Licensing Income

The following table summarizes the financial impact of *Keytruda** royalties, *Tecentriq** royalties, upfront licensing fees and milestones for products that have not obtained commercial approval, which are included in Other (income)/expense, net.

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Keytruda* royalties	$ (546)	$ (1,186)	$ (1,001)
Tecentriq* royalties	(47)	(107)	(93)
Contingent milestone income	(74)	(91)	(50)
Amortization of deferred income	(48)	(51)	(53)
Biohaven sublicense income	—	—	(55)
Other royalties	(21)	(53)	(31)
Total	$ (736)	$ (1,488)	$ (1,283)

LianBio (mavacamten)

In October 2023, BMS reacquired the rights for mavacamten in China and certain other Asian territories from LianBio. The transaction resulted in a $445 million Acquired IPRD charge which included the cash transferred of $350 million and the carrying value of previously established License intangible asset.

Keytruda* *Patent License Agreement*

BMS and Ono are parties to a global patent license agreement with Merck related to Merck's PD-1 antibody *Keytruda**. Under the agreement, Merck paid ongoing royalties on global sales of *Keytruda** of 6.5% from January 1, 2023 through December 31, 2023 and is obligated to pay 2.5% from January 1, 2024 through December 31, 2026. The companies also granted certain rights to each other under their respective patent portfolios pertaining to PD-1. Payments and royalties are shared between BMS and Ono on a 75/25 percent allocation, respectively, after adjusting for each party's legal fees.

Tecentriq* *Patent License Agreement*

BMS and Ono are parties to a global patent license agreement with Roche Group related to *Tecentriq**, Roche's anti-PD-L1 antibody. Under the agreement, Roche is obligated to pay single-digit royalties on worldwide net sales of *Tecentriq** through December 31, 2026. The royalties are shared between BMS and Ono consistent with existing agreements.

Bristol Myers Squibb

In-license and other arrangements

BioArctic

In December 2024, BMS entered into a global exclusive license agreement with BioArctic for its PyroGlutamate-amyloid-beta antibody program, including BAN1503 and BAN2803, whereof the latter includes BioArctic's BrainTransporter™ technology, and is being studied for the treatment of Alzheimer's Disease. BMS will be responsible for development and commercialization worldwide, including strategic decisions, regulatory responsibilities, funding and manufacturing. BioArctic has the option to co-commercialize in Denmark, Finland, Iceland, Norway, and Sweden. The transaction includes an upfront payment of $100 million, which will be expensed to Acquired IPRD during the first quarter in 2025. BioArctic is eligible to receive contingent development, regulatory and sales-based milestones up to $1.3 billion, as well as royalties on global net sales. The transaction is expected to close in the first half of 2025, subject to customary closing conditions, including receipt of regulatory approvals.

Immatics

In 2022, BMS obtained a global exclusive license to Immatics' TCR bispecific IMA401 program, which was being studied in oncology. BMS and Immatics collaborated on the development and BMS would be responsible for the commercialization of IMA401 worldwide, including strategic decisions, regulatory responsibilities, funding and manufacturing. The transaction included an upfront payment of $150 million, which was expensed to Acquired IPRD in 2022. In December 2024, the global exclusive license that related to the IMA401 program was terminated and all rights reverted back to Immatics.

Dragonfly

In 2020, BMS obtained a global exclusive license to Dragonfly's interleukin-12 ("IL-12") investigational immunotherapy program. In 2022, a Phase I development milestone for IL-12 was achieved, resulting in a $175 million payment to Dragonfly, which was expensed to Acquired IPRD. In 2023, the global exclusive license that related to Dragonfly's IL-12 program was terminated and all rights reverted back to Dragonfly.

Other

In 2022, BMS amended the terms of a license arrangement and paid a third party $295 million to extinguish a future royalty obligation related to _Camzyos_ (mavacamten), prior to its FDA approval in April 2022, resulting in an Acquired IPRD charge.

Note 5. OTHER (INCOME)/EXPENSE, NET

Dollars in millions	Year Ended December 31,		
	2024	2023	2022
Interest expense	$ 1,947	$ 1,166	$ 1,232
Royalty income - divestitures (Note 4)	(1,104)	(862)	(832)
Royalty and licensing income (Note 4)	(736)	(1,488)	(1,283)
Provision for restructuring (Note 6)	635	365	75
Investment income	(478)	(449)	(171)
Integration expenses (Note 6)	284	242	440
Litigation and other settlements [a]	84	(390)	178
Acquisition expense	50	32	—
Intangible asset impairment	47	29	—
Equity investment (gains)/losses, net (Note 9)	(16)	160	801
Loss on debt redemption (Note 10)	—	—	266
Divestiture losses/(gains) (Note 4)	15	—	(211)
Other[b]	165	37	81
Other (income)/expense, net	$ 893	$ (1,158)	$ 576

(a) Includes $90 million of income related to the Eisai collaboration termination incurred in 2024.
(b) Includes pension settlement charges of $119 million in 2024 incurred in connection with the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income pension plan.

Litigation and Other Settlements

BeiGene Settlement

In 2023, BMS and BeiGene, Ltd. ("BeiGene") entered into an agreement that terminated all contractual relationships and settled all on-going disputes and claims between the parties, including those related to the *Abraxane* license and supply agreements and related arbitration proceedings that were previously disclosed.

As part of this agreement, BMS agreed to transfer 23.3 million of BeiGene ordinary shares of common stock held under a share subscription agreement back to BeiGene resulting in $322 million of expense that was included in Other (income)/expense, net in 2023. The expense was determined based on the closing price of the shares on the date of the transfer.

AstraZeneca Settlement

In July 2023, BMS entered into an agreement with AstraZeneca to settle all outstanding claims between the parties in the CTLA-4 litigation and the two PD-L1 antibody litigations. AstraZeneca is to pay an aggregate of $560 million to BMS in four payments through September 2026, which is subject to sharing arrangements with Ono and Dana-Farber. BMS's share was approximately $418 million, of which the net present value of $384 million was reflected in Other (income)/expense in 2023.

Nimbus Change of Control Income

In 2022, BMS and Nimbus entered into a settlement resolving all legal claims and business interests pertaining to Nimbus' TYK2 inhibitor resulting in $40 million of income included in Other (income)/expense. The settlement also provides for BMS to receive additional amounts for contingent development, regulatory approval and sales-based milestones and 10% of any change in control proceeds received by Nimbus related to its TYK2 inhibitor. In 2023, Takeda acquired 100% ownership of Nimbus' TYK2 inhibitor for approximately $4.0 billion in upfront proceeds plus contingent sales-based milestones aggregating up to $2.0 billion. As a result, $400 million of income related to the change of control provision was included in Other (income)/expense in 2023.

Note 6. RESTRUCTURING

2023 Restructuring Plan

In 2023, BMS commenced a restructuring plan to accelerate the delivery of medicines to patients by evolving and streamlining its enterprise operating model in key areas, such as R&D, manufacturing, commercial and other functions, to ensure its operating model supports and is appropriately aligned with the Company's strategy to invest in key priorities. These changes primarily include (i) transforming R&D operations to accelerate pipeline delivery, (ii) enhancing our commercial operating model, and (iii) establishing a more responsive manufacturing network. In 2025, BMS expanded the scope of activities supporting these key priorities. As a result, total charges for the 2023 Restructuring Plan are expected to be approximately $2.5 billion through 2027, with $1.0 billion incurred to date. The remaining charges consist primarily of employee termination costs and site exit costs, including impairment and accelerated depreciation of property, plant and equipment.

Celgene and Other Acquisition Plans

Restructuring and integration plans were initiated to realize expected cost synergies resulting from cost savings and avoidance from the acquisitions of Celgene (2019), Turning Point (2022), Mirati (2024), RayzeBio (2024) and Karuna (2024). For these plans, the remaining charges of approximately $250 million consist primarily of IT system integration costs, employee termination costs, and to a lesser extent, site exit costs, including impairment and accelerated depreciation of property, plant and equipment.

The following provides the charges related to restructuring initiatives by type of cost:

Dollars in millions	Year Ended December 31,					
	2024		2023		2022	
2023 Restructuring Plan	$	**603**	$	442	$	—
Celgene and Other Acquisition Plans		**528**		335		520
Total charges	$	**1,131**	$	777	$	520
Employee termination costs	$	**623**	$	350	$	69
Other termination costs		**12**		15		6
Provision for restructuring		**635**		365		75
Integration expenses		**284**		242		440
Accelerated depreciation		**76**		42		5
Asset impairments		**103**		126		—
Other shutdown costs, net		**33**		2		—
Total charges	$	**1,131**	$	777	$	520
Cost of products sold	$	**113**	$	64	$	—
Marketing, selling and administrative		**50**		94		5
Research and development		**49**		12		—
Other (income)/expense, net		**919**		607		515
Total charges	$	**1,131**	$	777	$	520

The following summarizes the charges and spending related to restructuring plan activities:

Dollars in millions	Year Ended December 31,			
	2024		2023	
Beginning balance	$	**188**	$	47
Provision for restructuring		**635**		365
Payments		**(520)**		(225)
Foreign currency translation and other		**(6)**		1
Ending balance	$	**297**	$	188

Note 7. INCOME TAXES

The provision/(benefit) for income taxes consisted of:

Dollars in millions	Year Ended December 31,					
	2024		2023		2022	
Current:						
U.S.	$	**1,279**	$	2,745	$	3,017
Non-U.S.		**1,364**		943		1,089
Total current		**2,643**		3,688		4,106
Deferred:						
U.S.		**(2,185)**		(2,339)		(2,889)
Non-U.S.		**96**		(949)		151
Total deferred		**(2,089)**		(3,288)		(2,738)
Income tax provision	$	**554**	$	400	$	1,368

Effective Tax Rate

The reconciliation of the effective tax rate to the U.S. statutory Federal income tax rate was as follows:

	% of Earnings Before Income Taxes					
Dollars in millions	2024		2023		2022	
(Loss)/Earnings before income taxes:						
U.S.	$ (14,893)		$ 2,624		$ (140)	
Non-U.S.	6,514		5,816		7,853	
Total	(8,379)		8,440		7,713	
U.S. statutory rate	(1,759)	21.0 %	1,772	21.0 %	1,620	21.0 %
Nondeductible R&D charges	2,538	(30.3)%	—	— %	—	— %
GILTI, net of foreign derived intangible income deduction	501	(6.0)%	223	2.6 %	634	8.2 %
Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland	(302)	3.6 %	(850)	(10.1)%	(416)	(5.4)%
Non-U.S. tax ruling	—	— %	(656)	(7.8)%	—	— %
Internal transfers of intangible and other assets	—	— %	—	— %	(93)	(1.2)%
U.S. Federal valuation allowance	46	(0.5)%	(171)	(2.0)%	58	0.8 %
U.S. Federal, state and foreign contingent tax matters	(459)	5.5 %	143	1.7 %	(297)	(3.9)%
U.S. Federal research-based credits	(291)	3.5 %	(243)	(2.9)%	(142)	(1.8)%
Charitable contributions of inventory	(36)	0.4 %	(75)	(0.9)%	(94)	(1.2)%
Puerto Rico excise tax credit	—	— %	—	— %	(144)	(1.9)%
State and local taxes (net of valuation allowance)	(25)	0.3 %	92	1.1 %	103	1.3 %
Foreign and other	341	(4.1)%	165	2.0 %	139	1.8 %
Income tax provision	$ 554	(6.6)%	$ 400	4.7 %	$ 1,368	17.7 %

Nondeductible R&D charges of $2.5 billion primarily relates to the impact of a $12.1 billion one-time, non-tax deductible charge for the acquisition of Karuna.

GILTI, net of foreign derived intangible income deduction in 2023 includes a benefit of approximately $325 million due to the revised 2023 guidance regarding the deductibility of certain research and development expenses.

Foreign tax effect of certain operations in Ireland, Puerto Rico and Switzerland includes the impact of earnings mix and a benefit from the impact of foreign currency on net operating loss and other carryforwards of $123 million in 2023.

The Non-U.S. tax ruling includes a $656 million deferred income tax benefit regarding the deductibility of a statutory impairment of subsidiary investments in 2023.

Internal transfers of intangible and other assets to streamline our legal entity structure subsequent to the Celgene acquisition resulted in a tax benefit in 2022.

U.S. Federal valuation allowance includes a $193 million reversal related to unrealized equity investment losses in 2023.

U.S. Federal, state and foreign contingent tax matters include tax benefits related to lapse of statute and effectively settled contingent tax matters of $644 million in 2024 related to the resolution of Celgene's 2017-2019 IRS audit, $89 million in 2023 and $522 million in 2022.

U.S. Federal research-based credits includes credits both on research and development as well as orphan drug. The credits in 2024 include revised estimates upon finalization of prior year tax returns.

Puerto Rico imposed an excise tax on the gross company purchase price of goods sold from BMS's manufacturer in Puerto Rico. The excise tax was recognized in Cost of products sold when the intra-entity sale occurred. For U.S. income tax purposes, the excise tax was not deductible but resulted in foreign tax credits that were generally recognized in BMS's provision for income taxes when the excise tax was incurred. As of December 31, 2022, BMS amended its existing Puerto Rico decree, eliminating the excise tax and increasing its Puerto Rico tax rate to 10.5% effective for the tax year beginning January 1, 2023, and extending BMS's tax grants an additional 15 years to 2038.

Deferred Taxes and Valuation Allowance

The components of deferred income tax assets/(liabilities) were as follows:

	December 31,	
Dollars in millions	2024	2023
Deferred tax assets		
Foreign net operating loss and other carryforwards	$ 1,521	$ 2,017
State net operating loss and credit carryforwards	529	349
U.S. Federal capital loss, net operating loss and tax credit	695	249
Milestone payments and license fees	999	918
Capitalized research expenditures	3,886	2,682
Other	1,738	1,883
Total deferred tax assets	9,368	8,098
Valuation allowance	(929)	(764)
Deferred tax assets net of valuation allowance	$ 8,439	$ 7,334
Deferred tax liabilities		
Acquired intangible assets	$ (3,781)	$ (4,052)
Goodwill and other	(791)	(852)
Total deferred tax liabilities	$ (4,572)	$ (4,904)
Deferred tax assets/(liabilities), net	$ 3,867	$ 2,430
Recognized as:		
Deferred income taxes assets – non-current	$ 4,236	$ 2,768
Deferred income taxes liabilities – non-current	(369)	(338)
Total	$ 3,867	$ 2,430

BMS is not indefinitely reinvested with respect to its undistributed earnings from foreign subsidiaries and has provided a deferred tax liability for foreign and state income and withholding tax that would apply. BMS remains indefinitely reinvested with respect to its financial statement basis in excess of tax basis of its foreign subsidiaries. A determination of the deferred tax liability with respect to this basis difference is not practicable.

The U.S. Federal net operating loss carryforwards were $2.0 billion at December 31, 2024. These carryforwards were acquired as a result of certain acquisitions and are subject to limitations under Section 382 of the Internal Revenue Code. The net operating loss carryforwards expire in varying amounts beginning in 2024. The foreign and state net operating loss carryforwards expire in varying amounts beginning in 2024 (certain amounts have unlimited lives).

At December 31, 2024, a valuation allowance of $929 million exists for the following items: $294 million primarily for foreign net operating loss and tax credit carryforwards, $453 million for state deferred tax assets including net operating loss and tax credit carryforwards and $182 million for U.S. Federal deferred tax assets including equity investment fair value adjustments and U.S. Federal net operating loss carryforwards.

Changes in the valuation allowance were as follows:

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Beginning balance	$ 764	$ 873	$ 1,056
Provision	242	(39)	213
Utilization	(182)	(54)	(68)
Foreign currency translation	(9)	(19)	(59)
Acquisitions/(dispositions)/(liquidations), net	113	—	(271)
Non-U.S. tax rate change	1	3	2
Ending balance	$ 929	$ 764	$ 873

In 2024, the valuation allowance increased as a result of the stock acquisitions of Mirati, Karuna and RayzeBio. In 2022 certain foreign net operating losses and related valuation allowances were utilized or eliminated as a result of internal legal entity restructurings.

Income tax payments were $3.9 billion in 2024, $4.3 billion in 2023 and $5.4 billion in 2022, including $799 million, $567 million and $339 million, respectively, for the transition tax following the TCJA enactment. The remaining amounts payable for the transition tax are $991 million in 2025 and $244 million in 2026.

Business is conducted in various countries throughout the world and is subject to tax in numerous jurisdictions. A significant number of tax returns that are filed are subject to examination by various federal, state and local tax authorities. Tax examinations are often complex, as tax authorities may disagree with the treatment of items reported requiring several years to resolve. Liabilities are established for possible assessments by tax authorities resulting from known tax exposures including, but not limited to, transfer pricing matters, tax credit deductibility of certain expenses, and deemed repatriation transition tax. Such liabilities represent a reasonable provision for taxes ultimately expected to be paid and may need to be adjusted over time as more information becomes known. The effect of changes in estimates related to contingent tax liabilities is included in the effective tax rate reconciliation above.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (excluding interest and penalties):

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Beginning balance	$ 1,914	$ 1,766	$ 2,042
Gross additions to tax positions related to current year	68	38	53
Gross additions to tax positions related to prior years	64	145	137
Gross additions to tax positions assumed in acquisitions	113	—	15
Gross reductions to tax positions related to prior years	(670)	(5)	(381)
Settlements	(50)	(30)	(8)
Reductions to tax positions related to lapse of statute	(3)	(4)	(83)
Cumulative translation adjustment	(8)	4	(9)
Ending balance	$ 1,428	$ 1,914	$ 1,766

Additional information regarding unrecognized tax benefits is as follows:

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Unrecognized tax benefits that if recognized would impact the effective tax rate	$ 1,394	$ 1,872	$ 1,736
Accrued interest	507	434	332
Accrued penalties	19	23	25
Interest and penalties expense/(benefit)	89	110	(87)

Accrued interest and penalties payable for unrecognized tax benefits are included in either current or non-current income taxes payable. Interest and penalties related to unrecognized tax benefits are included in income tax expense. These amounts reflect the beneficial impacts of various tax settlements, including the settlement discussed below.

BMS is currently under examination by a number of tax authorities that proposed or are considering proposing material adjustments to tax positions for issues such as transfer pricing, certain tax credits and the deductibility of certain expenses. As previously disclosed, BMS received several notices of proposed adjustments from the IRS related to transfer pricing and other tax issues for the 2008 to 2012 tax years. BMS disagrees with the IRS's positions and continues to work cooperatively with the IRS to resolve these issues. In 2022, BMS entered the IRS administrative appeals process to resolve these matters. Timing of the final resolution of these complex matters is uncertain and could have a material impact on BMS's financial statements. Tax positions for these years unrelated to matters that entered the administrative appeals process are considered effectively settled.

It is reasonably possible that new issues will be raised by tax authorities that may increase unrecognized tax benefits; however, an estimate of such increases cannot reasonably be made at this time. BMS believes that it has adequately provided for all open tax years by tax jurisdiction.

It is also reasonably possible that the total amount of unrecognized tax benefits at December 31, 2024 could decrease in the range of approximately $360 million to $400 million in the next twelve months as a result of the settlement of certain tax audits and other events. The expected change in unrecognized tax benefits may result in the payment of additional taxes, adjustment of certain deferred taxes and/or recognition of tax benefits. The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that are subject to audit:

U.S.	2008 to 2012, 2016 to 2024
Canada	2012 to 2024
France	2020 to 2024
Germany	2015 to 2024
Italy	2018 to 2024
Japan	2023 to 2024
UK	2012 to 2024

Note 8. (LOSS)/EARNINGS PER SHARE

		Year Ended December 31,				
Amounts in millions, except per share data		**2024**		**2023**		**2022**
Net (loss)/earnings attributable to BMS	$	**(8,948)**	$	8,025	$	6,327
Weighted-average common shares outstanding - basic		**2,027**		2,069		2,130
Incremental shares attributable to share-based compensation plans		**—**		9		16
Weighted-average common shares outstanding - diluted		**2,027**		2,078		2,146
(Loss)/Earnings per common share						
Basic	$	**(4.41)**	$	3.88	$	2.97
Diluted		**(4.41)**		3.86		2.95

The total number of potential shares of common stock excluded from the diluted earnings per share computation because of the antidilutive impact was 38 million in 2024 and not material in 2023 and 2022.

Note 9. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Financial instruments include cash and cash equivalents, marketable debt securities, equity investments, accounts receivable and payable, debt instruments and derivatives.

Changes in exchange rates and interest rates create exposure to market risk. Certain derivative financial instruments are used when available on a cost-effective basis to hedge the underlying economic exposure. These instruments qualify as cash flow, net investment and fair value hedges upon meeting certain criteria, including effectiveness of offsetting hedged exposures. Changes in fair value of derivatives that do not qualify for hedge accounting are recognized in earnings as they occur. Derivative financial instruments are not used for trading purposes.

Financial instruments are subject to counterparty credit risk which is considered as part of the overall fair value measurement. Counterparty credit risk is monitored on an ongoing basis and mitigated by limiting amounts outstanding with any individual counterparty, utilizing conventional derivative financial instruments and only entering into agreements with counterparties that meet high credit quality standards. The consolidated financial statements would not be materially impacted if any counterparty failed to perform according to the terms of its agreement. Collateral is not required by any party whether derivatives are in an asset or liability position under the terms of the agreements.

Fair Value Measurements — The fair value of financial instruments are classified into one of the following categories:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.

Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. Additionally, certain corporate debt securities utilize a third-party matrix pricing model using significant inputs corroborated by market data for substantially the full term of the assets. Equity and fixed income funds are primarily invested in publicly traded securities valued at the respective NAV of the underlying investments. Level 2 derivative instruments are valued using SOFR yield curves, less credit valuation adjustments, and observable forward foreign exchange rates at the reporting date. Valuations of derivative contracts may fluctuate considerably from volatility in underlying foreign currencies and underlying interest rates driven by market conditions and the duration of the contract. The fair value of Level 2 equity investments is adjusted for characteristics specific to the security and is not adjusted for contractual sale restrictions. Equity investments subject to contractual sale restrictions were not material as of December 31, 2024 and 2023.

Level 3 unobservable inputs are used when little or no market data is available. Level 3 financial liabilities consist of other acquisition related contingent consideration and success payments related to undeveloped product rights.

There were no transfers in and/out of the Level 3 during the year ended December 31, 2024.

Financial assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2024			December 31, 2023		
Dollars in millions	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cash and cash equivalents						
Money market and other securities	$ —	$ 6,559	$ —	$ —	$ 8,489	$ —
Marketable debt securities						
Certificates of deposit	—	308	—	—	609	—
Commercial paper	—	—	—	—	92	—
Corporate debt securities	—	486	—	—	460	—
U.S. Treasury securities	—	39	—	—	19	—
Derivative assets		750	—		219	—
Equity investments	247	42	—	318	141	—
Derivative liabilities	—	247	—	—	160	—
Contingent consideration liability						
Contingent value rights[a]	2	—	256	4	—	—
Other acquisition related contingent consideration	—	—	—	—	—	8

(a) Includes the fair value of contingent value rights associated with the Mirati acquisition as further described in "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements." The fair value of the contingent value rights was estimated using a probability-weighted expected return method.

Marketable Debt Securities

The amortized cost for marketable debt securities approximates its fair value and these securities mature within five years as of December 31, 2024 and four years as of December 31, 2023.

Equity Investments

The following summarizes the carrying amount of equity investments:

	December 31,	
Dollars in millions	2024	2023
Equity investments with RDFV	$ 289	$ 459
Equity investments without RDFV	863	698
Limited partnerships and other equity method investments	598	542
Total equity investments	$ 1,750	$ 1,699

The following summarizes the activity related to equity investments. Changes in fair value of equity investments are included in Other (income)/expense, net.

Dollars in millions	Year ended December 31,		
	2024	2023	2022
Equity investments with RDFV			
Net loss recognized	$ **41**	$ 117	$ 762
Less: net loss/(gain) recognized on investments sold	**32**	(3)	(17)
Net unrealized loss/(gain) recognized on investments still held	**9**	120	779
Equity investments without RDFV			
Upward adjustments	**(36)**	(9)	(80)
Net realized (gain)/loss recognized on investments sold	**(39)**	—	—
Impairments and downward adjustments	**62**	14	11
Limited partnerships and other equity method investments			
Equity in net (income)/loss of affiliates	**(44)**	38	108
Total equity investment (gains)/losses	**(16)**	160	801

Cumulative upwards adjustments and cumulative impairments and downward adjustments based on observable price changes in equity investments without RDFV still held as of December 31, 2024 were $220 million and $119 million, respectively.

Qualifying Hedges and Non-Qualifying Derivatives

Cash Flow Hedges

BMS enters into foreign currency forward and purchased local currency put option contracts (foreign exchange contracts) to hedge certain forecasted intercompany inventory sales, third party sales and certain other foreign currency transactions. The objective of these foreign exchange contracts is to reduce variability caused by changes in foreign exchange rates that would affect the U.S. dollar value of future cash flows derived from foreign currency denominated sales, primarily the euro and Japanese yen. The fair values of these derivative contracts are recorded as either assets (gain positions) or liabilities (loss positions) in the consolidated balance sheets. Changes in fair value for these foreign exchange contracts, which are designated as cash flow hedges, are temporarily recorded in Accumulated other comprehensive loss ("AOCL") and reclassified to net earnings when the hedged item affects earnings (typically within the next 24 months). As of December 31, 2024, assuming market rates remain constant through contract maturities, BMS expects to reclassify pre-tax gains of $186 million into Cost of products sold for our foreign exchange contracts out of AOCL during the next 12 months. The notional amount of outstanding foreign currency exchange contracts was primarily $4.1 billion for the euro contracts and $1.2 billion for Japanese yen contracts as of December 31, 2024.

BMS also enters into cross-currency swap contracts to hedge exposure to foreign currency exchange rate risk associated with its long-term debt denominated in euros. These contracts convert interest payments and principal repayment of the long-term debt to U.S. dollars from euros and are designated as cash flow hedges. The unrealized gains and losses on these contracts are reported in AOCL and reclassified to Other (income)/expense, net, in the same periods during which the hedged debt affects earnings. The notional amount of cross-currency swap contracts associated with long-term debt denominated in euros was $1.2 billion as of December 31, 2024.

In January 2024, BMS entered into forward interest rate contracts of a total notional value of $5.0 billion to hedge future interest rate risk associated with the 2024 Senior Unsecured Notes. The forward interest rate contracts were designated as cash flow hedges and terminated upon the issuance of the unsecured senior notes. The $131 million gain on the transaction was included in Other Comprehensive (Loss)/Income and is amortized as a reduction to interest expense over the term of the related debt. Amounts expected to be recognized during the subsequent 12 months on forward interest rate contracts are not material.

Cash flow hedge accounting is discontinued when the forecasted transaction is no longer probable of occurring within 60 days after the originally forecasted date or when the hedge is no longer effective. Assessments to determine whether derivatives designated as qualifying hedges are highly effective in offsetting changes in the cash flows of hedged items are performed at inception and on a quarterly basis. The earnings impact related to discontinued cash flow hedges and hedge ineffectiveness was not material during all periods presented. Foreign currency exchange contracts not designated as a cash flow hedge offset exposures in certain foreign currency denominated assets, liabilities and earnings. Changes in the fair value of these derivatives are recognized in earnings as they occur.

Net Investment Hedges

Cross-currency swap contracts and foreign currency forward contracts of $892 million as of December 31, 2024 are designated to hedge currency exposure of BMS's net investment in its foreign subsidiaries. Contract fair value changes are recorded in the foreign currency translation component of AOCL with a related offset in derivative asset or liability in the consolidated balance sheets. The notional amount of outstanding cross-currency swap and foreign currency forward contracts was primarily attributed to the Japanese yen of $498 million and euro of $345 million as of December 31, 2024.

During the years ended December 31, 2024, 2023 and 2022, the amortization of gains related to the portion of our net investment hedges that was excluded from the assessment of effectiveness was not material.

Fair Value Hedges

Fixed to floating interest rate swap contracts are designated as fair value hedges and used as an interest rate risk management strategy to create an appropriate balance of fixed and floating rate debt. The contracts and underlying debt for the hedged benchmark risk are recorded at fair value. Gains or losses resulting from changes in fair value of the underlying debt attributable to the hedged benchmark interest rate risk are recorded in interest expense with an associated offset to the carrying value of debt. Since the specific terms and notional amount of the swap are intended to align with the debt being hedged, all changes in fair value of the swap are recorded in interest expense with an associated offset to the derivative asset or liability in the consolidated balance sheets. As a result, there was no net impact in earnings. If the underlying swap is terminated prior to maturity, then the fair value adjustment to the underlying debt is amortized as a reduction to interest expense over the remaining term of the debt.

Derivative cash flows, with the exception of net investment hedges, are principally classified in the operating section of the consolidated statements of cash flows, consistent with the underlying hedged item. Cash flows related to net investment hedges are classified in investing activities.

The following table summarizes the fair values and the notional values of outstanding derivatives:

| | December 31, 2024 | | | | December 31, 2023 | | | |
| | Asset[a] | | Liability[b] | | Asset[a] | | Liability[b] | |
Dollars in millions	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value	Notional	Fair Value
Designated as cash flow hedges								
Foreign currency exchange contracts	6,428	424	43	—	4,772	130	1,971	(66)
Cross-currency swap contracts	584	26	626	(30)	1,210	50	—	—
Designated as net investment hedges								
Foreign currency exchange contracts	185	17	—	—	—	—	215	(8)
Cross-currency swap contracts	361	23	346	(7)	—	—	747	(43)
Designated as fair value hedges								
Interest rate swap contracts	1,500	10	1,955	(20)	2,500	3	1,755	(14)
Not designated as hedges								
Foreign currency exchange contracts	5,749	250	5,243	(173)	906	20	1,250	(29)
Total return swap contracts[c]	—	—	443	(17)	401	16	—	—

(a) Included in Other current assets and Other non-current assets.
(b) Included in Other current liabilities and Other non-current liabilities.
(c) Total return swap contracts hedge changes in fair value of certain deferred compensation liabilities.

The following table summarizes the financial statement classification and amount of (gain)/loss recognized on hedges:

	Year Ended December 31,					
	2024		2023		2022	
Dollars in millions	Cost of products sold	Other (income)/ expense, net	Cost of products sold	Other (income)/ expense, net	Cost of products sold	Other (income)/ expense, net
Interest rate swap contracts	$ —	$ 11	$ —	$ (5)	$ —	$ (27)
Cross-currency swap contracts	—	67	—	(65)	—	(52)
Foreign exchange contracts	(100)	(98)	(303)	(95)	(492)	(96)
Forward interest rate contracts	—	(5)	—	—	—	—

The following table summarizes the effect of derivative and non-derivative instruments designated as hedges in Other comprehensive income/(loss):

	Year Ended December 31,		
Dollars in millions	2024	2023	2022
Derivatives designated as cash flow hedges			
Foreign exchange contracts gain/(loss):			
Recognized in Other comprehensive (loss)/income	$ 418	$ 13	$ 592
Reclassified to Cost of products sold	(100)	(303)	(492)
Cross-currency swap contracts gain/(loss):			
Recognized in Other comprehensive (loss)/income	(54)	57	(7)
Reclassified to Other (income)/expense, net	75	(31)	(29)
Forward interest rate contract gain/(loss):			
Recognized in Other comprehensive (loss)/income	131	—	—
Reclassified to Other (income)/expense, net	(5)	—	(3)
Derivatives designated as net investment hedges			
Cross-currency swap contracts gain/(loss):			
Recognized in Other comprehensive (loss)/income	51	52	30
Foreign exchange contracts gain/(loss):			
Recognized in Other comprehensive (loss)/income	35	(15)	—
Non-derivatives designated as net investment hedges			
Non-U.S. dollar borrowings gain/(loss):			
Recognized in Other comprehensive (loss)/income[a]	—	(10)	91

(a) In 2023, the Company de-designated its remaining net investment hedge in debt denominated in euros of €375 million, and the amount represents the effective portion of foreign exchange loss on the remeasurement of the debt.

Note 10. FINANCING ARRANGEMENTS

Short-term debt obligations include:

	December 31,	
Dollars in millions	2024	2023
Non-U.S. short-term financing obligations	$ 218	$ 170
Current portion of Long-term debt	1,828	2,873
Other	—	76
Short-term debt obligations	$ 2,046	$ 3,119

As of December 31, 2024, under the commercial paper program, BMS could issue up to $7.0 billion of unsecured notes, with maturities of not more than 365 days from the date of issuance. Of this amount, $3.0 billion was issued and repaid during the year ended December 31, 2024. In January 2025, the maximum amount of commercial paper that could be issued was reduced to $5.0 billion.

Long-term debt and the current portion of long-term debt includes:

Dollars in millions	December 31,	
	2024	2023
Principal Value:		
2.900% Notes due 2024	—	2,478
3.625% Notes due 2024	—	395
0.750% Notes due 2025	**1,000**	1,000
1.000% Euro Notes due 2025	**598**	636
3.875% Notes due 2025	**229**	229
3.200% Notes due 2026	**1,750**	1,750
6.800% Notes due 2026	**256**	256
Floating Rate Notes due 2026 [a]	**500**	—
4.950% Notes due 2026	**1,000**	—
1.125% Notes due 2027	**1,000**	1,000
3.250% Notes due 2027	**512**	512
3.450% Notes due 2027	**534**	534
4.900% Notes due 2027	**1,000**	—
3.900% Notes due 2028	**1,500**	1,500
3.400% Notes due 2029	**2,400**	2,400
4.900% Notes due 2029	**1,750**	—
1.450% Notes due 2030	**1,250**	1,250
5.750% Notes due 2031	**1,000**	1,000
5.100% Notes, due 2031	**1,250**	—
2.950% Notes due 2032	**1,750**	1,750
5.900% Notes due 2033	**1,000**	1,000
5.200% Notes, due 2034	**2,500**	—
1.750% Euro Notes due 2035	**598**	636
5.875% Notes due 2036	**279**	279
6.125% Notes due 2038	**219**	219
4.125% Notes due 2039	**2,000**	2,000
2.350% Notes due 2040	**750**	750
5.700% Notes due 2040	**153**	153
3.550% Notes due 2042	**1,250**	1,250
3.250% Notes due 2042	**500**	500
5.250% Notes due 2043	**226**	226
4.500% Notes due 2044	**342**	342
4.625% Notes due 2044	**748**	748
5.500% Notes due 2044	**500**	—
5.000% Notes due 2045	**758**	758
4.350% Notes due 2047	**1,250**	1,250
4.550% Notes due 2048	**1,272**	1,272
4.250% Notes due 2049	**3,750**	3,750
2.550% Notes due 2050	**1,500**	1,500
3.700% Notes due 2052	**2,000**	2,000
6.250% Notes due 2053	**1,250**	1,250
5.550% Notes, due 2054	**2,750**	—
3.900% Notes due 2062	**1,000**	1,000
6.400% Notes due 2063	**1,250**	1,250
5.650% Notes, due 2064	**1,750**	—
6.875% Notes due 2097	**63**	63
Total	$ **48,937**	$ 38,886

(a)   As of December 31, 2024, floating rate equals SOFR+0.49%.

Dollars in millions		December 31,		
		2024		2023
Principal Value	$	**48,937**	$	38,886
Adjustments to principal value:				
Fair value of interest rate swap contracts		**(10)**		(11)
Unamortized basis adjustment from swap terminations		**71**		82
Unamortized bond discounts and issuance costs		**(390)**		(303)
Unamortized purchase price adjustments of Celgene debt		**823**		872
Total	$	**49,431**	$	39,526
Current portion of Long-term debt	$	**1,828**	$	2,873
Long-term debt		**47,603**		36,653
Total	$	**49,431**	$	39,526

The fair value of Long-term debt, including the current portion, was $45.3 billion and $36.7 billion as of December 31, 2024 and 2023, respectively, valued using Level 2 inputs which are based upon the quoted market prices for the same or similar debt instruments. The fair value of Short-term debt obligations approximates the carrying value due to the short maturities of the debt instruments.

In 2024, BMS issued an aggregate principal amount of $13.0 billion of unsecured senior notes ("2024 Senior Unsecured Notes"), with proceeds, net of discount and loan issuance costs, of $12.9 billion, consisting of:

		Principal Amount (in millions)
Floating rate notes due 2026[a]	$	500
4.950% Notes due 2026		1,000
4.900% Notes due 2027		1,000
4.900% Notes due 2029		1,750
5.100% Notes due 2031		1,250
5.200% Notes due 2034		2,500
5.500% Notes due 2044		500
5.550% Notes due 2054		2,750
5.650% Notes due 2064		1,750
Total	$	13,000

(a)   As of December 31, 2024, floating rate equals SOFR+0.49%.

The Company used the net proceeds from this offering to partially fund the acquisitions of RayzeBio and Karuna (see "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements" for further information) and used the remaining net proceeds for general corporate purposes. In connection with the issuance of the 2024 Senior Unsecured Notes, the Company terminated the $10.0 billion 364-day senior unsecured delayed draw term loan facility, which was entered into in February 2024 to provide bridge financing for the RayzeBio and Karuna acquisitions.

In 2023, BMS issued an aggregate principal amount of $4.5 billion of fixed rate unsecured senior notes. The Company used the net proceeds of the offering to finance the acquisition of Mirati in January 2024 and for other general corporate purposes. In 2022, BMS issued an aggregate principal amount of $6.0 billion of fixed rate unsecured senior notes with net proceeds of $5.9 billion.

The notes rank equally in right of payment with all of BMS's existing and future senior unsecured indebtedness and, other than the floating rate notes, are redeemable at any time, in whole, or in part, at varying specified redemption prices plus accrued and unpaid interest.

In 2022, BMS purchased aggregate principal amount of $6.0 billion of certain of its debt securities for $6.6 billion of cash in a series of tender offers and "make whole" redemptions. In connection with these transactions, a $266 million loss on debt redemption was recognized based on the carrying value of the debt and included in Other (income)/expense, net.

Repayment of notes at maturity aggregated $2.9 billion in 2024, $3.9 billion in 2023 and $4.8 billion in 2022. Interest payments were $1.8 billion in 2024, $1.2 billion in 2023 and $1.4 billion in 2022.

2024 Annual Report

The aggregate maturities of long-term debt for each of the next five years are as follows: $1.8 billion in 2025; $3.5 billion in 2026; $3.0 billion in 2027; $1.5 billion in 2028; and $4.2 billion in 2029. Interest payments related to long-term debt for each of the next five years are as follows: $2.1 billion in 2025; $2.0 billion in 2026; $1.8 billion in 2027; $1.7 billion in 2028; and $1.7 billion in 2029.

Credit Facilities

As of December 31, 2024, BMS had a five-year $5.0 billion revolving credit facility expiring in January 2029, extendable annually by one year with the consent of the lenders. In January 2025, BMS extended the credit facility to January 2030. In February 2024, we entered into a $2.0 billion 364-day revolving credit facility, which expired in January 2025. The facilities provide for customary terms and conditions with no financial covenants and are used to provide backup liquidity for our commercial paper borrowings. No borrowings were outstanding under the revolving credit facilities as of December 31, 2024 or 2023.

Available financial guarantees provided in the form of bank overdraft facilities, stand-by letters of credit and performance bonds were $1.2 billion as of December 31, 2024. Stand-by letters of credit and guarantees are issued through financial institutions in support of various obligations, including sale of products to hospitals and foreign ministries of health, bonds for customs, and duties and VAT.

Note 11. RECEIVABLES

Dollars in millions	December 31,	
	2024	2023
Trade receivables	$ 9,957	$ 9,551
Less charge-backs and cash discounts	(900)	(646)
Less allowance for expected credit loss	(45)	(23)
Net trade receivables	9,012	8,882
Alliance, royalties, VAT and other	1,735	2,039
Receivables	$ 10,747	$ 10,921

Non-U.S. receivables sold on a nonrecourse basis were $477 million in 2024, $1.0 billion in 2023 and $1.0 billion in 2022. Receivables from the three largest customers in the U.S. represented 74 and 72 of total trade receivables at December 31, 2024 and 2023, respectively.

Changes to the allowance for expected credit loss, charge-backs and cash discounts were as follows:

Dollars in millions	Year Ended December 31,		
	2024	2023	2022
Beginning balance	$ 669	$ 697	$ 744
Provision[a]	11,551	9,158	7,476
Utilization	(11,272)	(9,186)	(7,521)
Other	(3)	—	(2)
Ending balance	$ 945	$ 669	$ 697

(a) Includes provision for expected credit loss of $41 million in 2024, $14 million in 2023 and $7 million in 2022.

Note 12. INVENTORIES

Dollars in millions	December 31,	
	2024	2023
Finished goods	$ 1,257	$ 663
Work in process	2,549	2,430
Raw and packaging materials	320	475
Total inventories	$ 4,126	$ 3,568
Inventories	$ 2,557	$ 2,662
Other non-current assets	1,569	906

69

Note 13. PROPERTY, PLANT AND EQUIPMENT

Dollars in millions	December 31,	
	2024	2023
Land	$ 161	$ 162
Buildings	6,581	6,495
Machinery, equipment and fixtures	3,818	3,717
Construction in progress	1,525	1,075
Gross property, plant and equipment	12,085	11,449
Less accumulated depreciation	(4,949)	(4,803)
Property, plant and equipment	$ 7,136	$ 6,646
United States	$ 4,814	$ 4,731
International[a]	2,322	1,915
Total	$ 7,136	$ 6,646

(a)   Beginning in 2024, Puerto Rico is included in International. Prior period amounts have been reclassified to conform to the current presentation.

Depreciation expense was $651 million in 2024, $611 million in 2023 and $587 million in 2022.

Note 14. LEASES

Leased facilities for office, research and development, storage and distribution purposes comprise approximately 95% of the total lease obligation. Lease terms vary based on the nature of operations and the market dynamics in each country; however, all leased facilities are classified as operating leases with remaining lease terms between one year and 15 years. Most leases contain specific renewal options for periods ranging between one year and 10 years where notice to renew must be provided in advance of lease expiration or automatic renewals where no advance notice is required. Periods covered by an option to extend the lease were included in the non-cancellable lease term when exercise of the option was determined to be reasonably certain. Certain leases also contain termination options that provide the flexibility to terminate the lease ahead of its expiration with sufficient advance notice. Periods covered by an option to terminate the lease were included in the non-cancellable lease term when exercise of the option was determined not to be reasonably certain. Judgment is required in assessing whether renewal and termination options are reasonably certain to be exercised. Factors are considered such as contractual terms compared to current market rates, leasehold improvements expected to have significant value, costs to terminate a lease and the importance of the facility to operations. Costs determined to be variable and not based on an index or rate were not included in the measurement of real estate lease liabilities. These variable costs include real estate taxes, insurance, utilities, common area maintenance and other operating costs. BMS elected the practical expedient to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes. As the implicit rate on most leases is not readily determinable, an incremental borrowing rate was applied on a portfolio approach to discount its real estate lease liabilities.

The remaining lease obligations are comprised of vehicles and a research and development facility operated by a third party under management's direction. Vehicle lease terms vary by country with terms generally between one year and four years.

The following table summarizes the components of lease expense:

Dollars in millions	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	$ 290	$ 317	$ 224
Variable lease cost	74	79	55
Short-term lease cost	23	20	20
Sublease income	(35)	(11)	(6)
Total operating lease expense	$ 352	$ 405	$ 293

Operating lease right-of-use assets and liabilities were as follows:

Dollars in millions	December 31,	
	2024	2023
Other non-current assets	$ 1,224	$ 1,390
Other current liabilities	181	162
Other non-current liabilities	1,370	1,530
Total liabilities	$ 1,551	$ 1,692

Future lease payments for non-cancellable operating leases as of December 31, 2024 were as follows:

Dollars in millions		
2025	$	255
2026		235
2027		208
2028		188
2029		185
Thereafter		850
Total future lease payments		1,921
Less imputed interest		(370)
Total lease liability	$	1,551

Right-of-use assets obtained in exchange for operating lease obligations were $22 million in 2024. Cash paid for amounts included in the measurement of operating lease liabilities was $240 million in 2024, $195 million in 2023 and $203 million in 2022.

Undiscounted lease obligations for operating leases not yet commenced were approximately $600 million as of December 31, 2024 and primarily relate to a research and development facility that is being constructed by the lessor.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2024	2023
Weighted average remaining lease term	9 years	10 years
Weighted average discount rate	5 %	4 %

Note 15. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The changes in the carrying amounts in Goodwill were as follows:

	December 31,			
Dollars in millions		2024		2023
Beginning balance	$	21,169	$	21,149
Acquisitions (Note 4)		580		—
Currency translation and other adjustments		(30)		20
Ending balance	$	21,719	$	21,169

Other Intangible Assets

Other intangible assets consisted of the following:

		December 31,					
		2024			2023		
Dollars in millions	Estimated Useful Lives	Gross carrying amounts	Accumulated amortization	Other intangible assets, net	Gross carrying amounts	Accumulated amortization	Other intangible assets, net
R&D technology[a]	5 – 15 years	$ 1,980	$ (275)	$ 1,705	$ —	$ —	$ —
Acquired marketed product rights[a]	3 – 15 years	61,876	(48,659)	13,217	63,076	(40,184)	22,892
Capitalized software	3 – 10 years	1,499	(1,099)	400	1,497	(1,027)	470
IPRD[a]		7,985	—	7,985	3,710	—	3,710
Total		$ 73,340	$ (50,033)	$ 23,307	$ 68,283	$ (41,211)	$ 27,072

(a) 2024 includes assets acquired in connection with Mirati and RayzeBio acquisitions, as further described in "—Note 4. Acquisitions, Divestitures, Licensing and Other Arrangements."

In 2023, BMS agreed to pay $400 million to the former shareholders of Impact Biomedicines to extinguish all remaining contingent milestone obligations, which was recorded to Acquired marketed product rights for *Inrebic* in the amount of $511 million (after establishing the applicable deferred tax liability). The $400 million was paid in January 2024.

Amortization expense of Other intangible assets was $9.0 billion in 2024, $9.2 billion in 2023 and $9.7 billion in 2022. Future annual amortization expense of Other intangible assets is expected to be approximately $3.5 billion in 2025, $1.9 billion in 2026, $1.9 billion in 2027, $1.8 billion in 2028 and $1.7 billion in 2029.

Other intangible asset impairments were $2.9 billion in 2024, $136 million in 2023 and $101 million in 2022.

Other intangible asset impairments includes the following:

Acquired marketed product rights

Augtyro
During the three months ended December 31, 2024, a $1.4 billion impairment charge for *Augtyro* was recorded in Cost of products sold primarily resulting from lower revised cash flow projections due to the evolving commercial opportunity. The charge represented a partial impairment based on the excess of the asset's carrying value over its estimated fair value using discounted cash flow projections.

Abecma
During the three months ended December 31, 2024, a $122 million impairment charge for *Abecma* was recorded in Cost of products sold primarily resulting from a reduced cash flow forecast due to the evolving competitive landscape. The impairment charge represented a full write-down of the asset.

Inrebic
During the three months ended June 30, 2024, a $280 million impairment charge was recorded in Cost of products goods sold resulting from lower revised cash flow projections for *Inrebic*. The charge represented a partial impairment based on the excess of the asset's carrying value over its estimated fair value using discounted cash flow projections.

IPRD

During the three months ended December 31, 2024, a $390 million IPRD impairment charge was recorded in Research and development expense following a decision to discontinue development of an investigational compound in connection with the prioritization of pipeline opportunities. The compound was being studied as a potential treatment for immunologic diseases and was acquired in the acquisition of Celgene. The IPRD impairment charge represented a full write-down of the asset.

During the three months ended June 30, 2024, a $590 million IPRD impairment charge for alnuctamab was recorded in Research and development expense in connection with portfolio prioritization. Alnuctamab was being studied as a potential treatment for hematologic diseases and was obtained in the acquisition of Celgene. The charge represented a full write-down of the asset.

Note 16. SUPPLEMENTAL FINANCIAL INFORMATION

	December 31,	
Dollars in millions	**2024**	**2023**
Income taxes	$ **3,292**	$ 3,927
Research and development	**754**	723
Contract assets	**385**	416
Restricted cash	**—**	55
Other	**1,186**	786
Other current assets	$ **5,617**	$ 5,907

Dollars in millions	December 31,	
	2024	2023
Equity investments (Note 9)	$ **1,736**	$ 1,699
Operating leases (Note 14)	**1,224**	1,390
Inventories (Note 12)	**1,569**	906
Pension and postretirement	**234**	284
Research and development	**336**	413
Receivables and convertible notes	**452**	436
Other	**554**	242
Other non-current assets	$ **6,105**	$ 5,370

Dollars in millions	December 31,	
	2024	2023
Rebates and discounts	$ **9,021**	$ 7,680
Income taxes	**1,514**	1,371
Employee compensation and benefits	**1,694**	1,291
Research and development	**1,366**	1,257
Dividends	**1,258**	1,213
Interest	**572**	349
Royalties	**477**	465
Operating leases (Note 14)	**181**	162
Other	**2,043**	2,096
Other current liabilities	$ **18,126**	$ 15,884

Dollars in millions	December 31,	
	2024	2023
Income taxes	$ **1,491**	$ 3,288
Pension and postretirement	**400**	480
Operating leases (Note 14)	**1,370**	1,530
Deferred income	**230**	300
Deferred compensation	**456**	427
Contingent value rights (Note 9)	**256**	—
Other	**266**	396
Other non-current liabilities	$ **4,469**	$ 6,421

Note 17. EQUITY

The following table summarizes changes in equity during the twelve months ended December 31, 2024, 2023 and 2022:

Dollars and shares in millions	Common Stock Shares	Par Value	Capital in Excess of Par Value of Stock	Accumulated Other Comprehensive (Loss)/Income	Retained Earnings	Treasury Stock Shares	Treasury Stock Cost	Noncontrolling Interest
Balance at December 31, 2021	2,923	$ 292	$ 44,361	$ (1,268)	$23,820	747	$(31,259)	$ 60
Net earnings	—	—	—	—	6,327	—	—	18
Other comprehensive loss	—	—	—	(13)	—	—	—	—
Cash dividends declared[(a)]	—	—	—	—	(4,644)	—	—	—
Share repurchases	—	—	—	—	—	109	(8,001)	—
Stock compensation	—	—	804	—	—	(31)	642	—
Distributions	—	—	—	—	—	—	—	(21)
Balance at December 31, 2022	2,923	292	45,165	(1,281)	25,503	825	(38,618)	57
Net earnings	—	—	—	—	8,025	—	—	14
Other comprehensive loss	—	—	—	(265)	—	—	—	—
Cash dividends declared[(a)]	—	—	—	—	(4,762)	—	—	—
Share repurchases	—	—	105	—	—	87	(5,306)	—
Stock compensation	—	—	410	—	—	(10)	147	—
Convertible debt	—	—	4	—	—	—	11	—
Distributions	—	—	—	—	—	—	—	(16)
Balance at December 31, 2023	2,923	292	45,684	(1,546)	28,766	902	(43,766)	55
Net (loss)/earnings	—	—	—	—	(8,948)	—	—	15
Other comprehensive income	—	—	—	308	—	—	—	—
Cash dividends declared[(a)]	—	—	—	—	(4,906)	—	—	—
Stock compensation	—	—	340	—	—	(8)	111	—
Distributions	—	—	—	—	—	—	—	(17)
Balance at December 31, 2024	2,923	$ 292	$ 46,024	$ (1,238)	$14,912	894	$(43,655)	$ 53

(a) Cash dividends declared per common share were $2.42 in 2024, $2.31 in 2023 and $2.19 in 2022.

BMS has a share repurchase program, authorized by its Board of Directors, allowing for repurchases of its shares, effected in the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, including through Rule 10b5-1 trading plans. The share repurchase program does not obligate us to repurchase any specific number of shares, does not have a specific expiration date and may be suspended or discontinued at any time. Treasury stock is recognized at the cost to reacquire the shares. Shares issued from treasury are recognized utilizing the first-in first-out method and are generally funded by cash on hand. In December 2023, the Board of Directors approved an increase of $3.0 billion to the share repurchase authorization for BMS's common stock. The remaining share repurchase capacity under the BMS share repurchase program was $5.0 billion as of December 31, 2024.

In 2023, BMS entered into ASR agreements and repurchased 70 million shares of common stock for $4.0 billion. In addition, as part of its share repurchase program, BMS repurchased 17 million shares of its common stock for $1.2 billion.

In 2022, BMS entered into ASR agreements and repurchased 69 million shares of common stock for $5.0 billion. In addition, as part of its share repurchase program, BMS repurchased 40 million shares of its common stock for $3.0 billion.

The ASR agreements were funded with cash on-hand. The total number of shares repurchased under the ASR agreements was based on volume-weighted average prices of BMS's common stock during the terms of the ASR transactions less a discount and subject to adjustments pursuant to the terms and conditions of the ASR agreements.

The components of Other comprehensive income/(loss) were as follows:

| | Year Ended December 31, | | | | | | | | |
| | 2024 | | | 2023 | | | 2022 | | |
Dollars in millions	Pretax	Tax	After Tax	Pretax	Tax	After Tax	Pretax	Tax	After Tax
Derivatives qualifying as cash flow hedges:									
Recognized in other comprehensive income/(loss)	$ **495**	$ **(86)**	$ **409**	$ 70	$ (12)	$ 58	$ 585	$ (79)	$ 506
Reclassified to net earnings[(a)]	**(33)**	**(2)**	**(35)**	(334)	46	(288)	(524)	72	(452)
Derivatives qualifying as cash flow hedges	**462**	**(88)**	**374**	(264)	34	(230)	61	(7)	54
Pension and postretirement benefits:									
Actuarial gains/(losses)	**(44)**	**16**	**(28)**	(140)	25	(115)	146	(25)	121
Amortization[(b)]	**8**	**(1)**	**7**	—	—	—	21	(6)	15
Settlements[(b)]	**119**	**(8)**	**111**	—	—	—	11	(2)	9
Pension and postretirement benefits	**83**	**7**	**90**	(140)	25	(115)	178	(33)	145
Marketable debt securities:									
Unrealized gains/(losses)	**—**	**—**	**—**	3	(1)	2	(2)	—	(2)
Foreign currency translation	**(136)**	**(20)**	**(156)**	84	(6)	78	(183)	(27)	(210)
Other comprehensive income/(loss)	$ **409**	$ **(101)**	$ **308**	$ (317)	$ 52	$ (265)	$ 54	$ (67)	$ (13)

(a) Included in Cost of products sold and Other (income)/expense, net. Refer to "—Note 9. Financial Instruments and Fair Value Measurements" for further information.
(b) Included in Other (income)/expense, net.

The accumulated balances related to each component of Other comprehensive income/(loss), net of taxes, were as follows:

| | December 31, | |
Dollars in millions	2024	2023
Derivatives qualifying as cash flow hedges	$ **376**	$ 2
Pension and postretirement benefits	**(648)**	(738)
Marketable debt securities	**2**	2
Foreign currency translation[(a)]	**(968)**	(812)
Accumulated other comprehensive loss	$ **(1,238)**	$ (1,546)

(a) Includes net investment hedge gains of $210 million and $144 million as of December 31, 2024 and December 31, 2023, respectively.

Note 18. RETIREMENT BENEFITS

BMS sponsors defined benefit pension plans, defined contribution plans and termination indemnity plans for certain employees.

Defined Benefit Pension Plans

The net periodic benefit cost of defined benefit pension plans was $15 million, $11 million, and $27 million during the years ended December 31, 2024, 2023 and 2022, respectively. In addition, pension settlement charges of $119 million were recorded in 2024 in connection with the termination of the Bristol-Myers Squibb Puerto Rico, Inc. Retirement Income Plan.

Changes in defined benefit pension plan obligations, assets, funded status and amounts recognized in the consolidated balance sheets were as follows:

Dollars in millions	Year Ended December 31,			
	2024		2023	
Benefit obligations at beginning of year	$	**2,238**	$	1,976
Service cost—benefits earned during the year		**33**		29
Interest cost		**74**		80
Settlements and curtailments		**(247)**		(41)
Actuarial (gains)/losses		**(10)**		165
Benefits paid		**(58)**		(65)
Foreign currency and other		**(85)**		94
Benefit obligations at end of year	$	**1,945**	$	2,238
Fair value of plan assets at beginning of year	$	**2,212**	$	2,027
Actual return on plan assets		**31**		130
Employer contributions		**71**		56
Settlements		**(247)**		(38)
Benefits paid		**(58)**		(65)
Foreign currency and other		**(82)**		102
Fair value of plan assets at end of year	$	**1,927**	$	2,212
Funded status	$	**(18)**	$	(26)
Assets/(liabilities) recognized:				
Other non-current assets	$	**234**	$	284
Other current liabilities		**(21)**		(20)
Other non-current liabilities		**(231)**		(290)
Funded status	$	**(18)**	$	(26)
Recognized in Accumulated other comprehensive loss:				
Net actuarial losses	$	**924**	$	994
Prior service credit		**(27)**		(21)
Total	$	**897**	$	973

The accumulated benefit obligation for defined benefit pension plans was $1.9 billion and $2.2 billion at December 31, 2024 and 2023, respectively.

Additional information related to pension plan was as follows:

Dollars in millions	December 31,			
	2024		2023	
Pension plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligation	$	**605**	$	1,045
Fair value of plan assets		**353**		735
Pension plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation		**578**		1,017
Fair value of plan assets		**353**		734

Actuarial Assumptions

Weighted-average assumptions used to determine defined benefit pension plan obligations were as follows:

	December 31,	
	2024	2023
Discount rate	**3.5 %**	3.4 %
Rate of compensation increase	**1.4 %**	1.4 %
Interest crediting rate	**2.4 %**	2.5 %

Weighted-average actuarial assumptions used to determine defined benefit pension plan net periodic benefit cost were as follows:

	Year Ended December 31,		
	2024	2023	2022
Discount rate	**3.4 %**	4.0 %	1.6 %
Expected long-term return on plan assets	**4.8 %**	4.1 %	3.6 %
Rate of compensation increase	**1.4 %**	1.2 %	1.0 %
Interest crediting rate	**2.5 %**	2.5 %	2.1 %

The yield on high quality corporate bonds matching the duration of the benefit obligations is used in determining the discount rate. The FTSE Pension Discount Curve is used in developing the discount rate for the U.S. plans.

The expected return on plan assets assumption for each plan is based on management's expectations of long-term average rates of return to be achieved by the underlying investment portfolio. Several factors are considered in developing the expected return on plan assets, including long-term historical returns and input from external advisors. Individual asset class return forecasts were developed based upon market conditions, for example, price-earnings levels and yields and long-term growth expectations. The expected long-term rate of return is the weighted-average of the target asset allocation of each individual asset class.

Actuarial gains and losses resulted from changes in actuarial assumptions (such as changes in the discount rate and revised mortality rates) and from differences between assumed and actual experience (such as differences between actual and expected return on plan assets). Actuarial gains and losses related to plan benefit obligations primarily resulted from changes in discount rates.

Postretirement Benefit Plans

Comprehensive medical and group life benefits are provided for substantially all BMS U.S. retirees electing to participate in comprehensive medical and group life plans and to a lesser extent certain benefits for non-U.S. employees. The medical plan is contributory. Contributions are adjusted periodically and vary by date of retirement. The life insurance plan is noncontributory. Postretirement benefit plan obligations were $160 million and $183 million at December 31, 2024 and 2023, respectively. The weighted-average discount rate used to determine benefit obligations was 5.4% and 4.8% at December 31, 2024 and 2023, respectively. The net periodic benefit costs were not material.

Plan Assets

The fair value of pension plan assets by asset category was as follows:

	December 31, 2024				December 31, 2023			
Dollars in millions	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Plan assets								
Equity securities	$ 1	$ —	$ —	$ 1	$ 1	$ —	$ —	$ 1
Equity funds	—	256	—	256	—	363	7	370
Fixed income funds	—	446	—	446	—	785	—	785
Corporate debt securities	—	—	—	—	—	332	—	332
U.S. Treasury and agency securities	—	41	—	41	—	58	—	58
Insurance contracts	—	—	708	708	—	—	224	224
Cash and cash equivalents	57	—	—	57	32	—	—	32
Other	—	11	—	11	—	18	38	56
Plan assets subject to leveling	$ 58	$ 754	$ 708	$ 1,520	$ 33	$ 1,556	$ 269	$ 1,858
Plan assets measured at NAV as a practical expedient				407				354
Net plan assets				$ 1,927				$ 2,212

The investment valuation policies per investment class are as follows:

Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs. These instruments include equity securities, equity funds and fixed income funds publicly traded on a national securities exchange, and cash and cash equivalents. Cash and cash equivalents are highly liquid investments with original maturities of three months or less at the time of purchase and are recognized at cost, which approximates fair value. Pending trade sales and purchases are included in cash and cash equivalents until final settlement.

Level 2 inputs utilize observable prices for similar instruments, quoted prices for identical or similar instruments in non-active markets, and other observable inputs that can be corroborated by market data for substantially the full term of the assets or liabilities. Equity funds and fixed income funds classified as Level 2 within the fair value hierarchy are valued at the NAV of their shares held at year end, which represents fair value. Corporate debt securities and U.S. Treasury and agency securities classified as Level 2 within the fair value hierarchy are valued utilizing observable prices for similar instruments and quoted prices for identical or similar instruments in markets that are not active.

Level 3 unobservable inputs are used when little or no market data is available. Insurance contracts are held by certain foreign pension plans and are carried at contract value, which approximates the estimated fair value and is based on the fair value of the underlying investment of the insurance company.

There were no transfers between Levels 1, 2 and 3 during the year ended December 31, 2024. Investments using the practical expedient consist primarily of multi-asset funds which are redeemable on either a daily, weekly, or monthly basis.

The investment strategy is to maximize return while maintaining an appropriate level of risk to provide sufficient liquidity for benefit obligations and plan expenses. Individual plan investment allocations are determined by local fiduciary committees and the composition of total assets for all pension plans at December 31, 2024 was broadly characterized as an allocation between equity securities (21%), debt securities (35%) and other investments (44%).

Contributions and Estimated Future Benefit Payments

The Company's estimated annual contributions and future benefits payments are not expected to be material.

Savings Plans

The principal defined contribution plan is the Bristol-Myers Squibb Savings and Investment Program. The contributions are based on employee contributions and the level of Company match. The U.S. defined contribution plan expense was approximately $395 million in 2024, $380 million in 2023 and $360 million in 2022.

Note 19. EMPLOYEE STOCK BENEFIT PLANS

BMS' 2021 Plan authorizes awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), dividend equivalents, performance share units ("PSUs"), market share units ("MSUs") and other stock-based awards. As of December 31, 2024, the 2021 Plan was the only plan under which we were authorized to grant equity awards.

The 2021 Plan provides for 85 million shares to be authorized for grants plus shares recaptured upon forfeitures or other terminations of awards under our previous equity awards plans, subject to adjustments in accordance with the terms of the 2021 Plan. As of December 31, 2024, 64 million shares were available for award and 38 million equity awards were outstanding (stock options, RSUs, MSUs and PSUs). Shares generally are issued from treasury stock to satisfy BMS's obligations under the 2021 Plan and our prior equity award plans.

Under the 2021 Plan, executive officers and other employees may be granted options to purchase common stock at no less than the market price on the date the option is granted. Options generally become exercisable ratably over four years and have a maximum term of 10 years. The 2021 Plan provides for the granting of SARs whereby the grantee may surrender exercisable rights and receive common stock and/or cash measured by the excess of the market price of the common stock over the award's exercise price. BMS did not grant stock options or SARs during the years ended December 31, 2024, 2023 and 2022. Options that were outstanding during those years generally vested ratably over four years (some options granted as replacements for options held by Celgene option holders upon the acquisition of Celgene in 2019 provided for cliff vesting and/or longer or shorter vesting periods).

RSUs are granted to executive officers and other employees, subject to restrictions as to continuous employment. Generally, vesting occurs ratably over a three- to four-year period from grant date, subject to accelerated vesting in specified circumstances. A stock unit is a right to receive stock at the end of the specified vesting and/or deferral period; stock units have no voting rights. BMS grants non-forfeitable stock units to its non-employee directors. The fair value of RSUs approximates the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents.

MSUs are granted to executive officers. Vesting is conditioned upon continuous employment and occurs on the third anniversary of the grant date for awards granted in 2024 (the "2024 MSUs") and ratably over four years for awards granted prior to 2024, subject to accelerated vesting in specified circumstances. For the 2024 MSUs, the number of shares issued upon vesting is based on a specified payout factor requiring that the market price per share at a specified measurement date plus the value of accumulated dividends during the performance period be at least 80% of the grant-date share price (market condition) or the relative total shareholder return percentile rank versus our peers be equal to or greater than the 50th percentile (market condition). For awards granted prior to 2024, the number of shares issued upon vesting is based on a specified payout factor requiring that the market price per share on the measurement date be at least 80% of the grant-date share price (market condition) for awards granted in 2023 and 2022 and 60% for awards granted prior to 2022. The maximum payout factor for awards granted in 2022 to 2024 and prior to 2022 are 225% and 200%, respectively. The share price used on the grant and measurement dates reflect a ten day average closing price. The fair value of MSUs is estimated as of the grant date using a Monte Carlo simulation.

PSUs are granted to executive officers, have a three-year performance cycle and are granted as a target number of stock units subject to adjustment. The number of shares issued when PSUs vest is determined based on the achievement of specified performance goals (a performance condition) and BMS's three-year relative total shareholder return compound annual growth rate relative to a peer group of companies (a market condition) for awards granted in 2024 and 2023 (three-year total shareholder return relative to a peer group of companies prior to 2023), and can range from 0% to a maximum of 200% of the target number of PSUs. Vesting is conditioned upon continuous employment and occurs on the third anniversary of the grant date, subject to accelerated vesting in specified circumstances. The fair value of PSUs is estimated as of the grant date for the portion related to the relative total shareholder return measure, using a Monte Carlo simulation and, for the remaining portion, based on the closing market price of BMS's common stock on the grant date after adjusting for the units not eligible for accrual of dividend equivalents, and taking into account the probability of satisfying the performance condition as of the grant date.

Stock-based compensation expense for awards ultimately expected to vest is recognized over the vesting period. Forfeitures are estimated based on historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Stock-based compensation expense was as follows:

Dollars in millions	Year Ended December 31,		
	2024	2023	2022
Cost of products sold	$ 57	$ 51	$ 41
Marketing, selling and administrative	202	215	195
Research and development	248	252	221
Total stock-based compensation expense	$ 507	$ 518	$ 457
Income tax benefit[a]	$ 108	$ 105	$ 91

(a) Income tax benefit excludes excess tax (deficiencies)/benefits from share-based compensation awards that were vested or exercised of $(27) million in 2024, $19 million in 2023 and $74 million in 2022.

The following table summarizes the stock compensation activity for the year ended December 31, 2024:

Shares in Millions	Stock Options		RSUs		MSUs		PSUs	
	Number of Options	Weighted-Average Exercise Price of Shares	Number of Nonvested RSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested MSUs	Weighted-Average Grant-Date Fair Value	Number of Nonvested PSUs	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2024	16.2	$ 57.34	18.0	$ 60.21	1.9	$ 58.52	3.6	$ 63.32
Granted	—	—	13.6	47.54	1.3	58.63	1.9	53.08
Released/Exercised	(2.0)	46.11	(7.2)	59.21	(0.2)	56.06	(0.7)	59.04
Adjustments for actual payout	—	—	—	—	(0.5)	57.43	(0.4)	59.04
Forfeited/Canceled	(3.1)	58.53	(3.7)	54.80	(0.6)	58.80	(0.7)	60.19
Balance at December 31, 2024	11.1	59.02	20.7	53.17	1.9	58.69	3.7	59.84
Expected to vest			18.0	53.44	1.6	58.71	2.7	60.38

Dollars in millions	Restricted Stock Units	Market Share Units	Performance Share Units
Unrecognized compensation cost	$ 784	$ 62	$ 71
Expected weighted-average period in years of compensation cost to be recognized	2.5	2.1	1.8

Amounts in Millions, except per share data	2024	2023	2022
Weighted-average grant date fair value (per share):			
RSUs	$ 47.54	$ 60.26	$ 64.12
MSUs	58.63	57.99	60.74
PSUs	53.08	63.86	66.76
Fair value of awards that vested:			
RSUs - replacement awards	$ —	$ —	$ 152
RSUs	429	365	300
MSUs	13	45	44
PSUs	42	65	68
Total intrinsic value of stock options exercised	13	90	526

The following table summarizes significant outstanding and exercisable options at December 31, 2024:

Range of Exercise Prices	Number of Options (in millions)	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value (in millions)
$10 - $40	0.1	2.2	$ 25.87	$ 4
$40 - $55	3.5	2.4	50.40	21
$55 - $65	4.7	1.3	59.77	1
$65 +	2.8	1.7	70.03	—
Outstanding	11.1	1.7	59.02	$ 26
Exercisable	11.1	1.7	59.02	$ 26

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the closing stock price of $56.56 on December 31, 2024, which was the last trading day of 2024.

Note 20. LEGAL PROCEEDINGS AND CONTINGENCIES

BMS and certain of its subsidiaries are involved in various lawsuits, claims, government investigations, and other legal proceedings that arise in the ordinary course of business. These claims or proceedings can involve various types of parties, including governments, competitors, customers, partners, suppliers, service providers, licensees, licensors, employees, or shareholders, among others. These matters may involve patent infringement, antitrust, securities, pricing, sales and marketing practices, environmental, commercial, contractual rights, licensing obligations, health and safety matters, consumer fraud, employment matters, product liability, and insurance coverage, among others. The resolution of these matters often develops over a long period of time and expectations can change as a result of new findings, rulings, appeals or settlement arrangements. Legal proceedings that are significant or that BMS believes could become significant or material are described below.

We are vigorously defending against the legal proceedings in which we are named as defendants and we believe we have substantial claims and/or defenses in each matter. While the outcomes of these proceedings and other contingencies BMS is subject to are inherently unpredictable and uncertain, we do not believe that any of these matters will have a material adverse effect on BMS' financial position or liquidity, though they could possibly be material to our consolidated results of operations in any one accounting period. There can be no assurance that there will not be an increase in the scope of one or more of the matters described below or that any other or future lawsuits, claims, government investigations, or other legal proceedings will not be material to BMS's financial position, results of operations, or cash flows for a particular period. Furthermore, failure to successfully enforce BMS's patent rights would likely result in substantial decreases in the respective product revenues from generic competition.

Unless otherwise noted, BMS is unable to assess the outcome of the respective matters nor is it able to estimate the possible loss or range of losses that could potentially result for such matters. Contingency accruals are recognized when it is probable that a liability will be incurred and the amount of the related loss can be reasonably estimated. Developments in legal proceedings and other matters that could cause changes in the amounts previously accrued are evaluated each reporting period. For a discussion of BMS's tax contingencies, see " — Note 7. Income Taxes."

INTELLECTUAL PROPERTY

Eliquis - Europe
BMS is involved in litigations throughout Europe against companies seeking to launch generic apixaban products prior to the expiration of the composition-of-matter patent for *Eliquis* and its associated SPCs. Litigations are pending or have been concluded in: Belgium, Bulgaria, Croatia, Czech Republic, France, Denmark, Finland, Greece, Hungary, Ireland, Italy, Lithuania, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Spain, Sweden, Switzerland, and the UK.

Trials or preliminary proceedings on the merits have been held in: Czech Republic, Finland, France, Ireland, Netherlands, Norway, Portugal, Romania, Slovakia, Spain, Sweden, Switzerland, and the UK. To date BMS has obtained decisions in the following countries:
- BMS obtained a final negative decision in the UK, and generics are now on the market in this country.
- BMS obtained final positive decisions in Norway, Sweden, and Switzerland.
- BMS obtained initial negative decisions in Finland, Ireland, and Slovakia. In Finland and Slovakia, appeals are pending. In Ireland, the appeals court remanded the case to the lower court for rehearing.
- BMS obtained initial positive decisions in the Czech Republic, France, and Netherlands, and appeals are pending in all three countries.
- In Spain, the Barcelona Commercial Court found the composition-of-matter patent for *Eliquis* and its associated SPC invalid. BMS appealed, and the Barcelona Court of Appeal overturned the decision. The generic products that launched at risk after the Barcelona Commercial Court were either enjoined or removed from the market as a result of the Barcelona Court of Appeal ruling. An appeal is pending before the Supreme Court.
- In Finland, generics have entered the market while proceedings are pending. In Portugal, BMS obtained preliminary injunctions against two generic companies, but one generic company remains on the market while proceedings are pending.

Generic manufacturers may seek to market generic versions of *Eliquis* in additional countries in Europe prior to the expiration of our patents, which may lead to additional infringement and invalidity actions involving *Eliquis* patents being filed in various countries in Europe.

*Plavix** - Australia
From 2007 to 2010, BMS and Sanofi were involved in patent litigation with a generic company seeking to launch clopidogrel bisulfate 75 mg tablets in Australia. While BMS and Sanofi obtained an initially favorable decision and an injunction, that decision was overturned on appeal. In 2013, the Australian government intervened seeking damages, which would have been split between BMS and Sanofi, for alleged losses experienced for paying a higher price for branded *Plavix** during the period when the injunction was in place. BMS and Sanofi disputed that the Australian government is entitled to any damages. The trial court issued a decision dismissing the Australian government's claim for damages, the Australian government appealed, and the Federal Court issued a ruling in BMS and Sanofi's favor, which was affirmed in December 2024, by the High Court of Australia.

Pomalyst - U.S.
In December 2024, Celgene received a Notice Letter from Cipla USA, Inc. ("Cipla") notifying Celgene that Cipla had filed an ANDA containing paragraph IV certifications seeking approval to market generic pomalidomide products in the U.S. In response, Celgene initiated a patent infringement action against Cipla in the U.S. District Court for the District of New Jersey, asserting certain FDA Orange Book-listed patents. No trial date has been scheduled.

Zeposia - U.S.

In October 2021, Actelion Pharmaceuticals LTD and Actelion Pharmaceuticals US, INC ("Actelion") filed a complaint for patent infringement in the United States District Court for the District of New Jersey against BMS and Celgene for alleged infringement of U.S. Patent No. 10,251,867 (the "'867 Patent"). The complaint alleges that the sale of *Zeposia* infringes certain claims of the '867 Patent and Actelion is seeking damages. No trial date has been scheduled.

In May and June 2024, BMS received Notice Letters from Synthon BV ("Synthon") and Apotex Inc. ("Apotex"), respectively, each notifying BMS that it has filed an ANDA containing a paragraph IV certification seeking approval of a generic version of Zeposia in the U.S. and challenging a polymorph patent listed in the Orange Book for Zeposia but not the composition of matter patent. In response, BMS filed patent infringement actions against Synthon and Apotex in the U.S. District Court for the District of Delaware. On September 23, 2024, the district court consolidated the Synthon and Apotex actions. No trial date has been scheduled.

PRICING, SALES AND PROMOTIONAL PRACTICES LITIGATION

*Plavix** - Hawaii

BMS and certain Sanofi entities are defendants in a consumer protection action brought by the attorney general of Hawaii relating to the labeling, sales and/or promotion of *Plavix**. In February 2021, a Hawaii state court judge issued a decision against Sanofi and BMS, imposing penalties in the total amount of $834 million, with $417 million attributed to BMS. In March 2023, the Hawaii Supreme Court reversed in part and affirmed in part the trial court decision, vacating the penalty award and remanding the case for a new trial and penalty determination. Following a new trial, in May 2024, the trial court issued a new decision against Sanofi and BMS, imposing penalties in the total amount of $916 million, with $458 million attributed to BMS. Sanofi and BMS have appealed the decision.

SECURITIES LITIGATION

Celgene Securities Litigations

Beginning in March 2018, two putative class actions were filed against Celgene and certain of its officers and employees in the U.S. District Court for the District of New Jersey (the "Celgene Securities Class Action"). The complaints alleged that the defendants violated federal securities laws. The district court consolidated the two actions. In December 2019, the district court denied in part and granted in part defendants' motion to dismiss. In November 2020, the district court certified a class of Celgene common stock purchasers between April 27, 2017 through April 28, 2018. Following discovery, defendants moved for summary judgment, which the district court granted in part and denied in part.

Certain entities filed individual actions in the U.S. District Court for the District of New Jersey asserting largely the same allegations as the Celgene Securities Class Action. These actions have been consolidated for pre-trial proceedings. Defendants have moved for partial summary judgment in these consolidated actions.

No trial dates have been scheduled in any of the above Celgene Securities Litigations.

Contingent Value Rights Litigations

In June 2021, an action was filed against BMS in the U.S. District Court for the Southern District of New York asserting claims of alleged breaches of a Contingent Value Rights Agreement ("CVR Agreement") entered into in connection with the closing of BMS's acquisition of Celgene in November 2019. An entity claiming to be the successor trustee under the CVR Agreement alleged that BMS breached the CVR Agreement by allegedly failing to use "diligent efforts" to obtain FDA approval of liso-cel (*Breyanzi*) before a contractual milestone date, thereby allegedly avoiding a $6.4 billion potential obligation to holders of the contingent value rights governed by the CVR Agreement and by allegedly failing to permit inspection of records in response to a request by the alleged successor trustee. The plaintiff sought damages in an amount to be determined at trial and other relief, including interest and attorneys' fees. BMS disputes the allegations. BMS filed a motion to dismiss the alleged successor trustee's complaint for failure to state a claim upon which relief can be granted, which was denied in June 2022. In February 2024, BMS filed a motion to dismiss the complaint for lack of subject matter jurisdiction. In September 2024, the court granted BMS's motion and dismissed the lawsuit for lack of subject matter jurisdiction without prejudice to the refiling of a new lawsuit by a properly appointed trustee. The plaintiff has appealed, and BMS has cross-appealed from the denial of its first motion to dismiss.

In November 2024, the same entity claiming to be successor trustee filed a new lawsuit against BMS making similar allegations to the previously dismissed case and attempting to remedy its jurisdictional deficiency. The plaintiff's new complaint also names the current CVR Agreement Trustee and seeks a judgment that plaintiff is Trustee. In January 2025, BMS filed a motion to dismiss the complaint for lack of subject matter jurisdiction and failure to state a claim. In February 2025, plaintiff filed an amended complaint in lieu of responding to BMS's motion to dismiss.

Former Celgene stockholders have filed complaints in the U.S. District Court for the Southern District of New York asserting claims on behalf of a putative class of Celgene stockholders who received CVRs in the BMS merger with Celgene for violations of the securities laws relating to the joint proxy statement. Those cases have been consolidated into a single case. In March 2023, the Court granted BMS's motion to dismiss the complaint in its entirety. Certain of the claims were dismissed with prejudice. The remaining claims were dismissed with leave to file a further amended complaint, which plaintiffs filed in April 2023. In February 2024, the Court granted BMS's motion to dismiss the amended complaint in its entirety and dismissed the remaining claims with prejudice. Plaintiffs have appealed the dismissal.

In November 2021, an alleged Celgene stockholder filed a complaint in the Superior Court of New Jersey, Union County, asserting claims on behalf of two separate putative classes, one of acquirers of CVRs and one of acquirers of BMS common stock, for violations of securities laws. In June 2024, the Court granted defendants' motion to dismiss the complaint in its entirety without prejudice to file an amended complaint. The plaintiff filed an amended complaint which was dismissed with prejudice in February 2025.

No trial dates have been scheduled in any of the above CVR Litigations.

OTHER LITIGATION

IRA Litigation
On June 16, 2023, BMS filed a lawsuit against the U.S. Department of Health & Human Services and the Centers for Medicare & Medicaid Services, *et al.*, challenging the constitutionality of the drug-pricing program in the IRA. That program requires pharmaceutical companies, like BMS, under the threat of significant penalties, to sell certain of their medicines at government-dictated prices. In April 2024, the court denied BMS's motion for summary judgment and granted the government's cross-motion for summary judgment. BMS appealed to the United States Court of Appeals for the Third Circuit.

340B Litigation
On November 26, 2024, BMS filed a lawsuit against Carole Johnson, Administrator of Health Resources & Services Administration ("HRSA") and Xavier Becerra, U.S. Secretary of Health & Human Services, challenging HRSA's determination that BMS could not implement a cash rebate model for the 340B drug pricing program. BMS is seeking a determination that HRSA's actions violate the Administrative Procedure Act and the United States Constitution.

Thalomid **and** *Revlimid* **Litigations**
Beginning in November 2014, putative class action lawsuits were filed against Celgene in the U.S. District Court for the District of New Jersey alleging that Celgene violated various antitrust, consumer protection, and unfair competition laws in connection with, among other things, activities related to obtaining and litigating certain Revlimid patents. In October 2020, the district court entered a final order approving a class settlement and dismissed the matter. Certain entities—including entities that opted out of the settlement class and others who claim that their suits are not covered by that settlement—have since filed additional suits against Celgene and BMS pursuing similar claims based on related theories, and a subset of plaintiffs brought additional claims related to copay assistance for Thalomid and Revlimid. Those new suits are principally being litigated in the U.S. District Court for the District of New Jersey. The Court dismissed certain of those complaints with leave to amend in June 2024. All plaintiffs filed amended complaints in August 2024. BMS and Celgene have filed motions to dismiss those complaints, which are currently pending.

Related actions are also pending in San Francisco Superior Court and the Philadelphia County Court of Common Pleas. No activity is expected in these cases until disposition of the New Jersey actions. No trial dates have been scheduled.

Pomalyst Antitrust Class Action
Beginning in September 2023, certain entities filed putative class actions against Celgene, BMS, and certain individuals in the U.S. District Court for the Southern District of New York asserting claims under various antitrust, consumer protection, and unjust enrichment laws in connection with activities related to obtaining and litigating certain Pomalyst patents. BMS and Celgene have filed motions to dismiss the complaints, which are pending. No trial dates have been scheduled.

ENVIRONMENTAL PROCEEDINGS

As previously reported, BMS is a party to several environmental proceedings and other matters, and is responsible under various state, federal and foreign laws, including CERCLA, for certain costs of investigating and/or remediating contamination resulting from past industrial activity at BMS's current or former sites or at waste disposal or reprocessing facilities operated by third parties.

CERCLA and Other Remediation Matters

With respect to CERCLA and other remediation matters for which BMS is responsible under various state, federal and international laws, BMS typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state or foreign agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and BMS accrues liabilities when they are probable and reasonably estimable. BMS estimated its share of future costs for these sites to be $66 million as of December 31, 2024, which represents the sum of best estimates or, where no best estimate can reasonably be made, estimates of the minimal probable amount among a range of such costs (without taking into account any potential recoveries from other parties).

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management is responsible for the preparation and integrity of the financial information presented in this Annual Report. The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles, applying certain estimates and judgments as required. In management's opinion, the consolidated financial statements present fairly the Company's financial position, results of operations and cash flows.

The Audit Committee of the Board of Directors meets regularly with the internal auditors, Deloitte & Touche LLP (D&T), the Company's independent registered accounting firm, and management to review accounting, internal control structure and financial reporting matters. The internal auditors and D&T have full and free access to the Audit Committee. As set forth in the Company's Standard of Business Conduct and Ethics, the Company is firmly committed to adhering to the highest standards of moral and ethical behavior in all of its business activities.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2024 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which is included herein.

Christopher Boerner, Ph.D.
Chief Executive Officer

David V. Elkins
Chief Financial Officer

February 12, 2025

85

CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2024, management carried out an evaluation, under the supervision and with the participation of its chief executive officer and chief financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, management has concluded that as of December 31, 2024, such disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 based on the framework in "Internal Control—Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management has concluded that the Company's internal control over financial reporting was effective at December 31, 2024 to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with United States generally accepted accounting principles. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the Company's financial statements included in this report on this Annual Report on Form 10-K and issued its report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

OTHER INFORMATION.

During the fourth quarter of 2024, no director or officer of the Company adopted or terminated an active "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of earnings, comprehensive (loss)/income, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Gross-to-Net U.S. Rebate Accruals for U.S. Medicaid, Medicare Part D, and managed healthcare — Refer to "Note 2. Revenue" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 2 to the financial statements, the Company reduces gross product sales from list price at the time revenue is recognized for expected charge-backs, discounts, rebates, sales allowances and product returns, which are referred to as gross-to-net ("GTN") adjustments. These reductions are attributed to various commercial arrangements, managed healthcare organizations, and government programs containing various pricing implications, such as mandatory discounts, pricing protection below wholesaler list price or other discounts when Medicare Part D beneficiaries are in the coverage gap. Charge-backs and cash discounts are reflected as a reduction to receivables and settled through the issuance of credits to the customer. All other GTN adjustments are reflected as a liability and settled through cash payments.

Certain of the GTN liabilities related to U.S. Medicaid, Medicare Part D, and managed healthcare organizations rebate programs (the "GTN U.S. rebate accruals") involve the use of significant assumptions and judgments in their calculation. These significant assumptions and judgments include consideration of legal interpretations of applicable laws and regulations, historical experience, payer channel mix, current contract prices, unbilled claims, processing time lags, and inventory levels in the distribution channel.

Given the complexity involved in determining the significant assumptions used in calculating certain GTN U.S. rebate accruals, auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to GTN U.S. rebate accruals included the following, among others:

- We evaluated the appropriateness and consistency of the Company's methods and assumptions used to calculate GTN U.S. rebate accruals.

- We tested the effectiveness of internal controls over the review of the Company's estimation model, including underlying assumptions and key inputs into the Company's process to calculate GTN U.S. rebate accruals.

- We tested the mathematical accuracy of GTN U.S. rebate accruals.

- We tested significant assumptions and key inputs used to calculate GTN U.S. rebate accruals.

- We evaluated the Company's ability to estimate GTN U.S. rebate accruals accurately by comparing actual amounts incurred for GTN U.S. rebate accruals to historical estimates.

- We tested the overall reasonableness of the GTN U.S. rebate accruals recorded at period end by developing an expectation for comparison to actual recorded balances.

- We involved audit professionals with industry and quantitative analytics experience to assist us in performing our auditing procedures.

Taxes — Unrecognized Tax Benefit Liabilities for U.S. Transfer Pricing — Refer to "Note 7. Income Taxes" to the financial statements

Critical Audit Matter Description

As more fully disclosed in Note 7 to the financial statements, the Company recognizes certain income tax benefits associated with transactions between its U.S. operating companies and related foreign affiliates. These income tax benefits are estimated based on transfer pricing agreements, third-party transfer pricing studies, and the Company's judgment as to whether it is more-likely-than-not the benefits will be realized. Tax benefits that may not ultimately be realized by the Company, as determined by its judgment, are accrued for as unrecognized tax benefit liabilities. The amounts recognized as unrecognized tax benefit liabilities related to U.S. transfer pricing may be significantly affected in subsequent periods due to various factors, such as changes in tax law, identification of additional relevant facts, or a change in the Company's judgment regarding measurement of the tax benefits upon ultimate settlement with the taxing authorities.

Given the complexity associated with significant assumptions used and judgments made to calculate unrecognized tax benefit liabilities related to U.S. transfer pricing auditing these estimates involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to unrecognized tax benefit liabilities related to U.S. transfer pricing included the following, among others:

- We evaluated the appropriateness and consistency of the Company's methods and assumptions used in the identification, recognition, measurement, and disclosure of unrecognized tax benefit liabilities.

- We tested the effectiveness of internal controls over the review of the underlying assumptions and key inputs into the Company's process to calculate unrecognized tax benefit liabilities.

- We obtained an understanding of the Company's related party transactions and transfer pricing policies.

- We tested the mathematical accuracy of the unrecognized tax benefit liabilities.

- We tested the completeness of unrecognized tax benefit liabilities.

- We tested the reasonableness of the underlying tax positions and amounts accrued for a selection of unrecognized tax benefit liabilities by reviewing the Company's evaluation of the relevant facts and tax law associated with the tax position, and testing the significant assumptions and inputs used to calculate the unrecognized tax benefit liabilities by reference to third party data, information produced by the entity, our understanding of transfer pricing principles and tax laws, and inquires of management.

- We evaluated whether the Company had appropriately considered new information that could significantly change the recognition, measurement or disclosure of the unrecognized tax benefit liabilities.

- We involved income tax specialists and audit professionals with industry experience to assist us in performing our auditing procedures.

Deloitte & Touche LLP

Morristown, New Jersey
February 12, 2025

We have served as the Company's auditor since 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Bristol-Myers Squibb Company

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Bristol-Myers Squibb Company and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 12, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP

Morristown, New Jersey

February 12, 2025

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholders' returns of our common shares with the cumulative total stockholders' returns of the companies listed in the Standard & Poor's 500 Index ("S&P 500 Index") and a composite peer group of major pharmaceutical companies comprised of AbbVie, Amgen, AstraZeneca, Biogen, Gilead, GlaxoSmithKline, Johnson & Johnson, Lilly, Merck, Novartis, Pfizer, Roche and Sanofi. The graph assumes $100 investment on December 31, 2019 in each of our common shares, the S&P 500 Index and the stock of our peer group companies, including reinvestment of dividends, for the years ended December 31, 2020, 2021, 2022, 2023 and 2024. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	2020	2021	2022	2023	2024
Bristol Myers Squibb	$ 100.41	$ 103.30	$ 122.91	$ 90.77	$ 105.12
S&P 500	118.40	152.39	124.79	157.59	197.02
Peer Group	102.02	125.57	139.06	141.88	153.64

SUMMARY OF ABBREVIATED TERMS

Bristol-Myers Squibb Company and its consolidated subsidiaries may be referred to as Bristol Myers Squibb, BMS, the Company, we, our or us in this Annual Report on Form 10-K, unless the context otherwise indicates. Throughout this Annual Report on Form 10-K, we have used terms which are defined below:

2024 Form 10-K	Annual Report on Form 10-K for the fiscal year ended December 31, 2024	MAA	Marketing Authorization Application
2021 Plan	2021 Stock Award and Incentive Plan	MCL	mantle cell lymphoma
2seventy bio	2seventy bio, Inc.	MCO	Managed Care Organization
340B Program	340B Drug Pricing Program	MDS	myelodysplastic syndromes
2024 Senior Unsecured Notes	Aggregate principal amount of $13.0 billion of unsecured senior notes issued by BMS in February 2024	Merck	Merck & Co., Inc.
AbbVie	AbbVie Inc.	MF	myelofibrosis
ADC	antibody-drug conjugate	Mirati	Mirati Therapeutics, Inc.
aGVHD	acute graft-versus-host disease	MPM	Malignant Pleural Mesothelioma
Amgen	Amgen Inc.	MS	Multiple Sclerosis
Amylin	Amylin Pharmaceuticals, Inc.	MSI-High	microsatellite instability-high
ANDA	abbreviated New Drug Application	MyoKardia	MyoKardia, Inc.
ASC	Accounting Standards Codification	NAV	net asset value
ASR	Accelerated Share Repurchase	NDA	New Drug Application
AstraZeneca	AstraZeneca PLC	Nimbus	Nimbus Therapeutics, LLC
BCMA	B-cell maturation antigen	NKT	natural killer T
Biogen	Biogen, Inc.	Novartis	Novartis Pharmaceutical Corporation
Biohaven	Biohaven Pharmaceutical Holding Company Ltd.	NSCLC	non-small cell lung cancer
BLA	Biologics License Application	NVAF	non-valvular atrial fibrillation
CAR-T	Chimeric Antigen Receptor T cells	OCE	Oncology Center of Excellence
Celgene	Celgene Corporation acquired by BMS on November 20, 2019	OECD	Organization for Economic Co-operation and Development
CERCLA	U.S. Comprehensive Environmental Response, Compensation and Liability Act	oHCM	obstructive hypertrophic cardiomyopathy
CGDP	Coverage Gap Discount Program	OIG	Office of Inspector General of the U.S. Department of Health and Human Services
cGMP	current Good Manufacturing Practices	Ono	Ono Pharmaceutical Co., Ltd.
Cheplapharm	Cheplapharm Arzneimittel GmbH	Orum	Orum Therapeutics
CHMP	Committee for Medicinal Products for Human Use	Otsuka	Otsuka Pharmaceutical Co., Ltd.
CLL	Chronic lymphocytic leukemia	PBMs	Pharmacy Benefit Managers
CML	chronic myeloid leukemia	PCAOB	Public Company Accounting Oversight Board
COSO	Committee of Sponsoring Organizations of the Treadway Commission	PD-1	programmed death receptor-1
CRC	colorectal carcinoma	PDMA	Prescription Drug Marketing Act
DLBCL	diffuse large B-cell lymphoma	PDUFA	Prescription Drug User Fee Act
Dragonfly	Dragonfly Therapeutics, Inc.	Pfizer	Pfizer, Inc.
DSA	Distribution Services Agreement	PhRMA Code	Pharmaceutical Research and Manufacturers of America's Professional Practices Code
EC	European Commission	PPF	progressive pulmonary fibrosis
EGFR	estimated glomerular filtration rate	Prothena	Prothena Corporation
Eisai	Eisai Co., Ltd.	PRP	potentially responsible party
EMA	European Medicines Agency	PsA	psoriatic arthritis
EPS	earnings per share	PTR	patent term restoration
ESA	erythoropoiesis-stimulating agent	R&D	research and development
EU	except as otherwise noted, EU refers to the countries that are members of the European Union plus the United Kingdom	RA	rheumatoid arthritis
Evotec	Evotec SE	RayzeBio	RayzeBio, Inc.
Exchange Act	the Securities Exchange Act o 1934	RCC	renal cell carcinoma
FASB	Financial Accounting Standards Board	RDP	Regulatory Data Protection
FDA	U.S. Food and Drug Administration	REMS	Risk Evaluation and Mitigation Strategy
FL	follicular lymphoma	Roche	Roche Holding AG
GAAP	U.S. generally accepted accounting principles	ROS1	c-ros oncogene 1
Gilead	Gilead Sciences, Inc.	RS	ring sideroblast
GILTI	global intangible low taxed income	Sanofi	Sanofi S.A.
GlaxoSmithKline	GlaxoSmithKline PLC	SEC	U.S. Securities and Exchange Commission
GTN	gross-to-net	SLE	systemic lupus erythematosus
Halozyme	Halozyme Therapeutics, Inc.	SLL	small lymphocytic lymphoma
HCC	hepatocellular carcinoma	SOFR	Secured Overnight Financing Rate
HCM	hypertrophic cardiomyopathy	SPC	Supplementary Protection Certificate

IMDC	International Metastatic Renal Cell Carcinoma Database Consortium	SystImmune	SystImmune, Inc.
Immatics	Immatics N.V.	Takeda	Takeda Pharmaceutical Company Limited
IO	immuno-oncology	TCJA	the Tax Cuts and Jobs Act of 2017
IPF	idiopathic pulmonary fibrosis	Turning Point	Turning Point Therapeutics, Inc.
IPRD	in-process research and development	UC	ulcerative colitis
IRA	Inflation Reduction Act of 2022	UK	United Kingdom
IRS	Internal Revenue Services	U.S.	United States
JIA	Juvenile Idiopathic Arthritis	VAT	value added tax
Karuna	Karuna Therapeutics, Inc.	WTO	World Trade Organization
LBCL	large B-cell lymphoma		
Lilly	Eli Lilly and Company		

Bristol Myers Squibb | Board of Directors

Christopher Boerner, Ph.D.
Board Chair and Chief Executive Officer,
Bristol Myers Squibb

Theodore R. Samuels
Lead Independent Director, Bristol Myers Squibb
Retired President of Capital Guardian Trust
Company
(a, b)

Peter J. Arduini
President and Chief Executive Officer,
GE Healthcare
(c)

Deepak L. Bhatt, M.D., M.P.H., M.B.A.
Director of Mount Sinai Fuster Heart Hospital
and the Dr. Valentin Fuster Professor
of Cardiovascular Medicine at
the Icahn School of Medicine
(c, d)

Julia A. Haller, M.D.
Ophthalmologist-in-Chief, Wills Eye Hospital
(b, d)

Manuel Hidalgo Medina, M.D., Ph.D.
Chief, Division of Hematology and Medical
Oncology, Weill Cornell Medical College and
Attending Physician, New York-Presbyterian
Hospital
(b, d)

Michael R. McMullen
Former President and Chief Executive Officer,
Agilent Technologies, Inc.
(a)

Paula A. Price
Former Executive Vice President
and Chief Financial Officer, Macy's, Inc.
(a, b)

Derica W. Rice
Former Executive Vice President,
CVS Health and President, Pharmacy
Benefits Business, CVS Caremark.
Former Executive Vice President and
Chief Financial Officer, Eli Lilly Company
(a, c)

Karen H. Vousden, Ph.D.
Principal Group Leader,
The Francis Crick Institute.
Former Chief Scientist, Cancer Research UK
(c, d)

Phyllis R. Yale
Advisory Partner, Bain & Company
(a, b)

Members of the Board of Directors and Committee memberships as of March 26, 2025.

(a) Audit Committee

(b) Committee on Directors and Corporate Governance

(c) Compensation and Management Development Committee

(d) Science and Technology Committee

Bristol Myers Squibb **|** Leadership Team

Christopher Boerner, Ph.D.
Board Chair and
Chief Executive Officer

Cathi Ahearn
Senior Vice President,
Enterprise Strategy

David V. Elkins
Executive Vice President,
Chief Financial Officer

Cari Gallman
Executive Vice President,
Corporate Affairs

Ben Hickey
President,
RayzeBio

Samit Hirawat, M.D.
Executive Vice President,
Chief Medical Officer and
Head of Development

Lynelle B. Hoch
President,
Cell Therapy Organization

Kimberly Jablonski
Senior Vice President,
Chief Compliance & Ethics Officer

Adam Lenkowsky
Executive Vice President,
Chief Commercialization Officer

Sandra Leung
Executive Vice President,
General Counsel

Greg Meyers
Executive Vice President,
Chief Digital & Technology Officer

Peter S. Paine III
Senior Vice President,
Chief of Staff to the CEO

Robert Plenge, M.D., Ph.D.
Executive Vice President,
Chief Research Officer

Amanda Poole
Executive Vice President,
Chief People Officer

Fernando Salinas
Chief Inclusion & Diversity Officer and
Head of HR Commercialization

Karin Shanahan
Executive Vice President,
Global Product Development & Supply

BRISTOL MYERS SQUIBB Stockholder Information

Common Stock
Ticker symbol: BMY
New York Stock Exchange

Contingent Value Right
Ticker Symbol: CELG-RT
New York Stock Exchange

Stockholder Services
All inquiries concerning stockholder accounts and stock transfer matters – including address changes, the elimination of duplicate mailings and the Shareowner Services Plus Plan℠ – should be directed to the Company's Transfer Agent and Registrar:

EQ Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
www.shareowneronline.com

855-598-5485 (within the U.S.)
651-450-4064 (outside the U.S.)

A telecommunications relay service should be used by the hearing impaired when calling the telephone numbers above.

Shareowner Services Plus Plan℠
The Shareowner Services Plus Plan℠ is designed for long-term investors who wish to build share ownership in the Company's common stock over time. You can participate in the plan if you are a registered holder of the Company's common stock. If you do not own the Company's common stock, you can become a participant by making your initial purchase through the plan. The plan features dividend reinvestment, optional cash purchase, share safekeeping, and share sales and transfers. Bristol-Myers Squibb Company has appointed EQ Shareowner Services as Administrator for the plan. The plan is not sponsored or administered by Bristol-Myers Squibb Company.

Form 10-K
For a free copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, contact:

Corporate Secretary
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543

The Form 10-K is also available at investor.bms.com.

The most recent certifications by the Company's chief executive officer and chief financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Additional Information
Information on the following subjects is available at www.bms.com:

- Bristol Myers Squibb Foundation
- Clinical Trials
- Compliance and Ethics
- Patient Assistance Programs
- Policy and Advocacy Engagement and Political Contributions
- Sustainability and Social Impact

This Annual Report contains certain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and involve inherent risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations.

Please see page 35 of the Financial Review for a discussion and description of these risks and uncertainties. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. A copy of Bristol Myers Squibb's most recent Consolidated EEO-1 Report is available to shareholders upon request.

Product Names and Company Programs
Global products and company program names appearing throughout in italics are referred to herein by their registered and approved U.S. trademarks, unless specifically noted otherwise.

Abilify is a trademark of Otsuka Pharmaceutical Co., Ltd.

Cabometyx is a trademark of Exelixis, Inc.

Farxiga and *Onglyza* are trademarks of AstraZeneca AB

Gleevec is a trademark of Novartis AG

Keytruda is a trademark of Merck Sharp & Dohme Corp.

Otezla is a trademark of Amgen Inc.

Plavix is a trademark of Sanofi S.A.

Tecentriq is a trademark of Genentech, Inc.

Brand names of products that are in all italicized letters, without an asterisk, are registered trademarks of Bristol Myers Squibb and/or one of its subsidiaries.



A healthier world is attainable and achievable, but access to healthcare remains unequal. At the Bristol Myers Squibb Foundation (BMS Foundation), an independent charitable organization, its mission is to improve global health. The BMS Foundation strives to bridge divides by empowering local communities and health systems to create lasting impact. With a vision to help create a world where everyone has the opportunity to achieve their optimal health, the BMS Foundation fearlessly ventures to increase access to healthcare and develop grantee relationships in regions of the world that are underserved and heavily burdened, including in Brazil, India, ten countries in Sub-Saharan Africa, and across the United States.

Bristol Myers Squibb® Foundation

Visit **bms.com/foundation** to learn more.



Transforming patients' lives through science™

We are in the business of breakthroughs—the kind that transform patients' lives. Dedicated to our mission of discovering, developing and delivering life-saving innovations that help patients prevail over serious diseases, we'll never give up our search for more hope, for more people, around the world.

 Bristol Myers Squibb®

bms.com/investors

Route 206 & Province Line Road,
Princeton, NJ 08543 • (609) 252-4621


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